                                                                    EXHIBIT 99.1

                              INFORMATION STATEMENT

                              OVERHILL CORPORATION

                                 October 8, 2002

Dear Stockholder:

     This information statement is being furnished in connection with the distribution by Overhill Corporation of all the outstanding shares of common stock, par value $0.01 per share, of Overhill Farms, Inc. it owns to the holders of Overhill Corporation common stock. Overhill Corporation currently owns 99% of the issued and outstanding shares of Overhill Farms, Inc. common stock. If you are a holder of our common stock on September 30, 2002, the record date for the spin-off, you will receive one share of common stock of Overhill Farms, Inc. for every two shares of common stock of Overhill Corporation that you own on that date. The number of shares of Overhill Corporation common stock that you own will not change as a result of the spin-off. We expect the shares to be distributed to Overhill Corporation stockholders on or about October 30, 2002. After the distribution, the stockholders of Overhill Corporation on the record date will own approximately 74% of Overhill Farms, Inc. capital stock on a fully diluted basis.

     Following the spin-off, Overhill Corporation will focus on its business as a distributor of forestry and construction equipment and related activities. Prior to the spin-off, Overhill Corporation intends to delist its common stock from the American Stock Exchange and arrange for quotation of its common stock on the OTC Bulletin Board under a symbol to be designated prior to quotation. In connection with the spin-off, Overhill Corporation intends to change its name to "TreeCon Resources, Inc." Overhill Corporation stockholders approved the name change in September 2001.

     Overhill Farms, Inc. is a value-added manufacturer of quality frozen food products and a provider of custom prepared foods. Following the spin-off, Overhill Farms, Inc. will be a separate independent public company. There is no current public trading market for the Overhill Farms, Inc. common stock. Overhill Farms, Inc.'s common stock has been approved for listing on the American Stock Exchange under the symbol "OFI."

     No vote of stockholders is required in connection with the spin-off. We are not asking you for a proxy and you are not requested to send us a proxy. It is anticipated that the spin-off will be tax-free to United States stockholders and will not require any action on your part. You do not have to pay for the shares of Overhill Farms, Inc. common stock that you will receive in the spin-off, nor do you have to surrender or exchange shares of our common stock in order to receive your shares of Overhill Farms, Inc. common stock. The number of shares of TreeCon Resources, Inc. common stock that you own will not change as a result of the spin-off.

     The enclosed information statement contains information about the spin-off of Overhill Farms, Inc. and about its business, management and financial performance. We encourage you to read all of these materials carefully.

                                          Sincerely,

                                          James Rudis
                                          Chairman of the Board and
                                          Chief Executive Officer


                   INFORMATION STATEMENT DATED OCTOBER 8, 2002
                              FOR INFORMATION ONLY

                              INFORMATION STATEMENT

                                     ------

                              OVERHILL CORPORATION

                                   SPIN-OFF OF

                              OVERHILL FARMS, INC.

                                     ------

     Overhill Corporation is furnishing you with this information statement in connection with the spin-off by Overhill Corporation of all of the outstanding shares of common stock of Overhill Farms, Inc. it owns to stockholders of Overhill Corporation. Overhill Corporation currently owns 99% of the issued and outstanding shares of Overhill Farms, Inc. common stock. Overhill Corporation will accomplish the spin-off by distributing to the holders of record of its common stock all of its shares of Overhill Farms, Inc. common stock. Overhill
Corporation will distribute one share of common stock of Overhill Farms, Inc.
for every two shares of common stock of Overhill Corporation held as of the close of business on September 30, 2002. After the distribution, the stockholders of Overhill Corporation on the record date will own approximately
74% of Overhill Farms, Inc. capital stock on a fully diluted basis. The actual number of our shares to be distributed will depend on the number of Overhill
Corporation shares outstanding on that date. The number of shares of Overhill
Corporation common stock that you own will not change as a result of the spin-off.

     There is no current public trading market for the Overhill Farms, Inc.
common stock. Overhill Farms, Inc.'s common stock has been approved for listing on the American Stock Exchange under the symbol "OFI."

     Prior to the spin-off, Overhill Corporation intends to delist its common stock from the American Stock Exchange and arrange for quotation of its common stock on the OTC Bulletin Board under a symbol to be designated prior to quotation. In connection with the spin-off, Overhill Corporation intends to change its name to "TreeCon Resources, Inc."

  OWNING SHARES OF OVERHILL FARMS, INC. COMMON STOCK WILL ENTAIL RISKS. PLEASE
                    READ "RISK FACTORS" BEGINNING ON PAGE 8.

   NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THE SPIN-OFF. WE ARE
    NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
    COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF
    THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE
                 SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

                                     ------

            The date of this information statement is October 8, 2002

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                                TABLE OF CONTENTS

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                                               Page
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Summary ......................................   1
Risk Factors .................................   8
Cautionary Statement as to Forward-Looking
  Statements .................................  17
The Spin-off .................................  18
Capitalization ...............................  23
Selected Financial Data ......................  24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations .................................  25
Business .....................................  34
Management ...................................  38
Principal Stockholders .......................  44
Description of Capital Stock .................  46
Certain Transactions .........................  52
Where You Can Find More Information ..........  55

                                     SUMMARY

     You should read this summary together with the entire information statement including the more detailed information in the consolidated financial statements and related notes appearing elsewhere in this information statement. References to "we," "us," "our," "Overhill Farms, Inc." or "the Company" mean Overhill Farms, Inc. References to "Overhill Corporation" mean Overhill Corporation and its subsidiaries and divisions.

Who We Are

     Overhill Farms, Inc. is a value-added manufacturer of quality frozen food products including entrees, plated meals, meal components, soups, sauces, poultry, meat and fish specialties. We provide custom prepared foods to a number of prominent customers such as Albertson's, Jenny Craig, Carl's Jr., Jack in the Box, Panda Express, Schwan's and King's Hawaiian as well as most domestic airlines, including American Airlines, United Airlines and Delta Airlines. We manufacture products in the retail and foodservice areas with branded and private label entrees and components. Historically, we have served four industries: airlines, weight loss, foodservice and retail. Revenue for the fiscal year ended September 30, 2001 was $162.2 million, compared to $145.4 million for the fiscal year ended October 1, 2000. Our operating income was $9.5 million and $10.8 million in the fiscal years ended September 30, 2001 and October 1, 2000, respectively. Revenue and operating income for the nine month period ended June 30, 2002 were $101.9 million and $5.3 million, respectively, compared to revenue and operating income of $119.6 million and $7.3 million, respectively, for the nine month period ended July 1, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

Our History

     In May 1995, we acquired all of the operating assets of IBM Foods, Inc. for $31.3 million plus the assumption of certain liabilities of the acquired business. While our business is nationwide, our headquarters are located in Vernon, California, and we have facilities throughout Southern California. During August 2000, we purchased the operating assets and trademarks of the Chicago Brothers food operations from a subsidiary of Schwan's Sales Enterprises, Inc. for $4.2 million, consisting of cash of $3.3 million and a note from us payable to the seller for $900,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     After a strategic review initiated in fiscal year 2001, Overhill Corporation concluded that our company would be able to grow faster and be a stronger competitor as a separate company. As a separate company, we believe that we will be better able to focus on our own strategic priorities and will have more efficient access to the financial markets than we could as part of Overhill Corporation. See "The Spin-off--Reasons for the Spin-off."

     In connection with the spin-off, Overhill Corporation will change its name to "TreeCon Resources, Inc."

Our Strategy

     Our strategy is to be the leading developer and manufacturer of value-added food products and provider of custom prepared foods. We intend to create superior value for our stockholders by continuing to execute our growth and operating strategies. We employ the following corporate strategies:

        .   focus on sectors with attractive growth characteristics;

        .   invest in and operate efficient production facilities;

        .   provide customer service-oriented distribution;

        . offer a broad range of products to customers in multiple channels of distribution; and

        . continue to pursue growth through strategic acquisitions and investments.


The Spin-off

     Overhill Corporation will distribute one share of common stock of Overhill
Farms, Inc. for every two shares of common stock of Overhill Corporation held by holders of Overhill Corporation common stock as of the close of business on September 30, 2002. You will not pay for the shares of Overhill Farms, Inc.
common stock you will receive in the spin-off, and the spin-off should not be taxable to you. The number of shares of Overhill Corporation common stock that you own will not change as a result of the spin-off. We expect the shares to be distributed to Overhill Corporation stockholders on or about October 30, 2002.

Questions and Answers About the Spin-off

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What is the spin-off? ..................  In the spin-off, Overhill Corporation will distribute to its stockholders all of the shares of Overhill Farms, Inc. that it owns.
                                          For every two shares of Overhill Corporation common stock that you own of record on September 30, 2002, you will receive one share of
                                          Overhill Farms, Inc. common stock. For example, if you own 100 shares of Overhill Corporation common stock on September 30, 2002, you will receive 50 shares of Overhill Farms, Inc. common stock in the spin-off in addition to your 100 shares of Overhill Corporation stock, which you will retain. We expect the shares to be distributed to Overhill Corporation stockholders on or about October 30, 3002.

                                          Following the spin-off, Overhill Farms, Inc. will be a separate company from Overhill Corporation, no longer owned in any way by
                                          Overhill Corporation. The number of shares of Overhill Corporation common stock you own will not change as a result of the spin-off.

Why are we being spun-off by Overhill
Corporation? ...........................  After a strategic review initiated in fiscal year 2001, Overhill
                                          Corporation concluded that its food group, comprised of our company, would be able to grow faster and more effectively as a separate company. As a separate company, we believe we will be better able to focus on our own strategic priorities and have more efficient access to the financial markets than we could as part of Overhill
                                          Corporation. See "The Spin-off--Reasons for the Spin-off."

                                          We believe the spin-off will enable our business to expand and grow more quickly and efficiently in the following ways:

                                          - Our business, involving the production of high quality entrees, plated meals, meal components, soups, sauces and poultry, meat and fish specialties, has different fundamentals, growth characteristics and strategic priorities than Overhill Corporation's forestry segment, which is a distributor of forestry and construction equipment and related activities. The separation of our food business from the forestry business will enable us to focus on our own strategic priorities, increase our ability to capitalize on growth opportunities for our businesses and enhance our ability to respond more quickly to changes in the competitive markets in which we operate.

                                          - The spin-off will enable us to have direct access to the financial markets, both debt and equity. We intend to raise our own equity capital that we will use to expand our businesses by accelerating new higher-margin product introductions through increased product

                                        2

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                                          development investment; to further develop our manufacturing capabilities; and to pursue selected acquisitions.

                                          - The spin-off will enable us to recruit, retain and
                                          motivate key employees by providing them with stock-based
                                          compensation incentives directly tied to the success of our businesses.

What will I receive in the spin-off? ...  For every two shares of Overhill Corporation common stock that you own of record on September 30, 2002, you will
                                          receive one share of our common stock. For example, if you own 100 shares of Overhill Corporation common stock on
                                          September 30, 2002, you will receive 50 shares of Overhill
                                          Farms, Inc. common stock in the spin-off in addition to your
                                          100 shares of Overhill Corporation common stock, which you will retain. The number of shares of Overhill Corporation
                                          common stock that you own will not change as a result of the spin-off.

What do I have to do to participate in
the spin-off? ..........................  Nothing. No stockholder vote is required for the spin-off.
                                          You do not need to mail in Overhill Corporation stock
                                          certificates to receive shares of Overhill Farms, Inc. The number of shares of Overhill Corporation common stock you
                                          own will not change as a result of the spin-off.

How will Overhill Corporation distribute
Overhill Farms, Inc. common stock to
me? ....................................  Prior to the spin-off Overhill Corporation will deliver all of the shares of our common stock owned by it to the
                                          distribution agent for distribution. On or about October 30,
                                          2002, the distribution agent will mail certificates for
                                          whole shares of our common stock to Overhill Corporation
                                          stockholders of record on September 30, 2002. However, if
                                          you sold any shares of Overhill Corporation common stock
                                          after September 30, 2002, the right to receive shares of our common stock in the spin-off transferred with the sale of
                                          those shares of Overhill Corporation common stock in
                                          accordance with the rules of the American Stock Exchange.
                                          See "The Spin-off--Manner of Effecting the Spin-off."

What if I hold my shares of Overhill
Corporation through my stockbroker,
bank or other nominee? .................  If you hold your Overhill Corporation shares through your stockbroker, bank or other nominee, you are probably not a stockholder of record. Your receipt of shares of our common stock depends on your arrangements with the nominee that
                                          holds your Overhill Corporation shares for you. We expect
                                          that stockbrokers, banks and other nominees generally will credit their customers' accounts with our common stock
                                          promptly after the effective date of the spin-off, but you should check with your stockbroker, bank or other nominee.
                                          We do not control, nor are we affiliated with, the
                                          stockbrokers, banks or other nominees that may hold your
                                          shares of Overhill Corporation common stock for you.
                                          Following the spin-off you may instruct your stockbroker,
                                          bank or other nominee to transfer your shares of our common stock into your own name.

How will you treat fractional shares? ..   If you are otherwise entitled to receive a fractional share of our common stock, you will receive cash instead of the
                                          fractional share.

                                        3

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
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                                          Fractional shares will be aggregated and sold by the
                                          distribution agent, which will distribute to you your
                                          portion of the cash proceeds promptly after the spin-off. No interest will be paid on any cash distributed instead of
                                          fractional shares. See "The Spin-off--Manner of Effecting
                                          the Spin-off."

What is Overhill Farms, Inc.'s dividend
policy? ................................  We currently anticipate that no cash dividends will be paid on our common stock in the foreseeable future in order to
                                          conserve cash for use in our businesses, including possible future acquisitions. Our board of directors will
                                          periodically re-evaluate this dividend policy taking into
                                          account our operating results, capital needs, the terms of our existing financing arrangements and other factors. Also, our financing arrangements with our existing secured lenders prohibit us from paying dividends. See "Risk Factors--Risks
                                          Relating to the Ownership of Our Common Stock--We may not
                                          pay dividends on our common stock" and "Description of
                                          Capital Stock."

How does Overhill Farms, Inc. common
stock differ from Overhill Corporation
common stock? ..........................  Our common stock and Overhill Corporation common stock will be different securities and will not trade together or be
                                          valued alike. Our company and Overhill Corporation will be separate companies with different management, fundamentals, growth characteristics and strategic priorities. However, as with Overhill Corporation common stock, our common stock
                                          will have the following characteristics:

                                          - be fully paid and nonassessable;

                                          - have one vote per share, with no right to cumulate votes;
                                          and

                                          - carry no preemptive rights; See "The Spin-off--Results of the Spin-off" and "Description of Capital Stock."

How will Overhill Farms, Inc. common
stock trade? ...........................  Currently, there is no public trading market for the
                                          Overhill Farms, Inc. common stock. Overhill Farms Inc.'s
                                          common stock has been approved for listing on the American
                                          Stock Exchange under the symbol "OFI." See "The
                                          Spin-off--Listing and Trading of Our Common Stock."

How will Overhill Corporation common
stock trade? ...........................  Prior to the spin-off, Overhill Corporation intends to delist its common stock from the American Stock Exchange and arrange for quotation of its common stock on the OTC
                                          Bulletin Board under a symbol to be designated prior to
                                          quotation. Overhill Corporation common stock will not trade on an ex-distribution basis prior to the spin-off. In
                                          connection with the spin-off, Overhill Corporation will
                                          change its name to "TreeCon Resources, Inc." See "The
                                          Spin-off--Listing and Trading of Our Common Stock."

                                        4

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Is the spin-off taxable for United
States federal income tax purposes? ....  The spin-off is conditioned upon our receipt of an opinion from Ernst & Young LLP to the effect that, among other
                                          things, the spin-off should qualify as a tax-free spin-off to Overhill Corporation stockholders and to Overhill
                                          Corporation for federal income tax purposes. See "The
                                          Spin-off--Material Federal Income Tax Consequences."

Will we be related to Overhill
Corporation in any way after the
spin-off? ..............................  Overhill Corporation will not own any of our common stock after the spin-off. James Rudis, our President, Chief
                                          Executive Officer and Chairman of the Board of Directors,
                                          will remain as a director of Overhill Corporation for a
                                          period of no greater than one year after the spin-off to
                                          facilitate the transition of Overhill Corporation and
                                          Overhill Farms, Inc. into two separate companies. See "The
                                          Spin-off--Results of the Spin-off." In addition, we
                                          currently anticipate that Harold Estes, President of Texas
                                          Timberjack, Inc., a subsidiary of Overhill Corporation, and one of our principal stockholders following the spin-off,
                                          will join our board of directors after the spin-off. See
                                          "Principal Stockholders" and "Management."

Are there any risks entailed in owning
our stock? .............................  Yes. Stockholders should consider carefully the matters discussed in the section of this information statement
                                          called "Risk Factors."

What do we intend to do in preparation for the spin-off?

   Board Appointments ..................  Our board of directors currently consists of James Rudis,
                                          Richard A. Horvath, William E. Shatley and Geoffrey A.
                                          Gerard. Additional directors may be elected or appointed to our board of directors in connection with the spin-off,
                                          including additional outside directors. We also intend to
                                          appoint directors to the Audit Committee and the
                                          Compensation Committee as described under the section
                                          entitled "Management--Board of Directors and Committees."
                                          See "Management."

   Stock Option Plan ...................  We have instituted the 2002 Employee Stock Option Plan of
                                          Overhill Farms, Inc., to be effective upon the completion of the spin-off. We intend to ask our stockholders to approve the plan at our first annual meeting of stockholders after the spin-off. See "Management--2002 Employee Stock Option
                                          Plan of Overhill Farms, Inc."

   Contracts/financing arrangements ....  Immediately prior to the completion of the spin-off, we expect to receive formal consents to the spin-off from our senior creditor and our senior subordinated creditor. At
                                          that time, we expect to enter into amendments and
                                          restatements, as appropriate, to our financing agreements
                                          and other arrangements with them. We have agreed in
                                          principle with each of these creditors on the substantial
                                          forms of these amendments and restatements. In addition, in partial payment of approximately $11.0 million in amounts
                                          owed to us by Overhill Corporation for the payment of loans we made in the context of our parent-subsidiary
                                          relationship, Overhill Corporation will transfer to us two promissory notes made in the amounts of $207,375 and
                                          $184,875, and we intend to cancel the remaining net amounts owed to us by Overhill Corporation. See "Management's
                                          Discussion and
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                                        5

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
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                                          Analysis of Financial Condition and Results of
                                          Operations--Liquidity and Capital Resources" and "Certain
                                          Transactions."

Who should I contact for information
regarding the spin-off: ................  Stockholders of Overhill Corporation with questions relating to the spin-off should contact:

                                              James Rudis
                                              President and Chief Executive Officer
                                              Overhill Corporation
                                              4800 Broadway, Suite A
                                              Addison, Texas 75001
                                              (972) 386-0101

                                          The distribution agent for our common stock in the spin-off and the transfer agent and registrar for our common stock
                                          after the spin-off is:

                                              American Stock Transfer and Trust Company
                                              59 Maiden Lane, Plaza Level
                                              New York, New York 10038
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                                        6


Selected Financial Data

     The following table sets forth selected historical financial data of Overhill Farms, Inc. The selected financial data as of and for each of the last five fiscal years has been derived from the consolidated financial statements of Overhill Farms, Inc. which have been audited by Ernst & Young LLP, independent auditors. Selected financial data for the nine months ended June 30, 2002 and July 1, 2001 has been derived from the unaudited consolidated financial statements of Overhill Farms, Inc.

     The selected historical statement of income data set forth below may not reflect the many significant changes that will occur in the operations and capitalization of our company as a result of the spin-off. Before the spin-off, we operated as part of Overhill Corporation. Because the data reflect periods during which we did not operate as a separate, independent public company, the data may not reflect the results of operations or the financial position that would have resulted if we had operated as a separate, independent public company during the periods shown. In addition, the data may not necessarily be indicative of our future results of operations or financial position. The historical data should be read in conjunction with sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this information statement.

                                   Nine Months Ended                            Fiscal Year Ended
                                 -------------------   ------------------------------------------------------------------------
                                 June 30,     July 1,   September 30,  October 1,  September 26,  September 27,  September 28,
                                   2002        2001          2001         2000          1999          1998           1997
                                   ----        ----          ----         ----          ----          ----           ----
                                      (unaudited)
Income Statement Data (in
thousands, except per share
data):

Net Revenues                     $101,928    $ 119,586    $ 162,158    $ 145,418     $ 113,016      $ 93,349        $96,177

Operating Income                    5,266        7,339        9,483       10,813         7,384         4,977          4,953

Income (Loss) Before
  Extraordinary Items                 683        1,645        2,242        3,331         1,002          (136)           675

Net Income (Loss)                     683        1,645        2,242        2,492         1,002          (506)           675

Net Income (Loss) per share
  - Basic*                         873.05     2,108.19     2,870.10     3,216.04      1,293.14       (652.80)        870.85

Net Income (Loss) per share
  - Diluted*                       712.39     1,733.52     2,362.01     2,596.28        987.37       (652.80)        674.91

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
                               As of Nine Months Ended                         As of Fiscal Year Ended
                              ------------------------   ------------------------------------------------------------------------
                                 June 30,      July 1,   September 30,  October 1,  September 26,  September 27,  September 28,
                                   2002         2001         2001          2000         1999          1998           1997
                                   ----         ----         ----          ----         ----          ----           ----
                                      (unaudited)
Balance Sheet Data (in
thousands):

Total Assets                      $54,843      $55,296      $54,207       $57,946      $38,987       $34,108        $30,076

Long-Term Debt                     23,979       35,003       32,951        40,860       32,355        22,308         14,982

Total Liabilities                  51,560       53,024       51,338        58,864       42,747        38,871         28,033

Retained Earnings                   7,495        6,215        6,812         4,570        2,078         1,076          1,582

Stockholders' Equity                3,243        2,272        2,869          (918)      (3,760)       (4,763)         2,043

---------------------------------------------
 * Reference is made to Note 9 to the Company's consolidated financial statements for the period ended June 30, 2002 and to Note 13 to the Company's consolidated financial statements for each of the three years ended September 30, 2001, for pro-forma presentations of earnings per share after giving retroactive effect to a 12,010 for 1 stock split expected to occur prior to the spin-off.

                                  RISK FACTORS

     You should carefully consider all the information we have included in this information statement. In particular, you should carefully consider the risk factors described below. In addition, please read "Cautionary Statement as to Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" where we describe additional uncertainties associated with our business and certain forward-looking statements included in this information statement.

                         Risks Relating to the Spin-off

The spin-off could result in significant tax liability.

     The spin-off is conditioned on the receipt by Overhill Corporation of an opinion from Ernst & Young LLP to the effect that, among other things, the spin-off should qualify as a tax-free spin-off to Overhill Corporation's stockholders and Overhill Corporation for federal income tax purposes. See "The Spin-off--Material Federal Tax Consequences." The opinion is based upon various factual representations and assumptions, as well as upon certain undertakings. We are not aware of any facts or circumstances that would cause the representations and assumptions to be untrue or incomplete in any material respect. If, however, any of those factual representations or assumptions were untrue or incomplete in a material respect, any undertaking was not complied with, or the facts upon which that opinion is based were materially different from the facts at the time of the spin-off, the spin-off may not qualify for tax-free treatment.

     If the spin-off does not qualify for tax-free treatment for United States federal income tax purposes, then, in general, a very substantial tax would be payable by Overhill Corporation and Overhill Corporation stockholders. In general, Overhill Corporation would be subject to tax as if it had sold the common stock of our company in a taxable sale for its fair market value. The Overhill Corporation stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. See "The Spin-off--Material Federal Tax Consequences." Although the taxes described above generally would be imposed on Overhill Corporation and its stockholders, we would in certain circumstances be liable for all or a portion of such taxes.

We could be liable for Overhill Corporation's tax liability if the spin-off is taxable.

     Under United States federal income tax laws, Overhill Corporation and we would be jointly and severally liable, and we could be required to pay for Overhill Corporation's federal income taxes resulting from the spin-off being taxable. This means that even if we do not have to indemnify Overhill Corporation for any liabilities and expenses if the spin-off fails to be tax-free, we may still be liable for any part of, including the whole amount of, these liabilities and expenses. In certain circumstances, however, Overhill Corporation may be required to indemnify us for such liabilities and expenses. See "The Spin-off--Material Federal Tax Consequences."

Events subsequent to the spin-off could result in significant tax liability.

     Under United States federal income tax laws, even if the spin-off qualifies for tax-free treatment, Overhill Corporation may, nevertheless, be subject to tax if acquisitions or issuances of either our common stock or Overhill Corporation stock following the spin-off cause the stockholders of Overhill Corporation (determined as of the effective time of the spin-off) to subsequently own less than a majority of outstanding shares of either Overhill Corporation or us. In particular, this tax will apply if such issuances or acquisitions occur as part of a plan or series of related transactions that include the spin-off. For this purpose, any acquisitions or issuance of Overhill Corporation stock or our stock within two years before or after the spin-off are presumed to be part of such a plan, although Overhill Corporation may rebut that presumption. If the subsequent acquisitions or issuance of either the stock of Overhill Corporation or our stock triggers this tax, Overhill Corporation will be subject to tax on the gain that would have resulted from a sale of our stock distributed in the spin-off.

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Our historical financial information may not be representative of our results as a separate, stand alone company.

     The historical financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone public company during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

         . the information does not reflect changes that we expect to occur in the future as a result of our separation from Overhill Corporation, including tax, employee, transitional service matters and establishing new offices; and

         . as we transition into a stand-alone public company, we will incur new additional costs, such as transaction costs and ongoing costs related to being a public company.

     For additional information, see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We will not be able to rely on Overhill Corporation for future capital requirements.

     In the past, some of our borrowings have been guaranteed by Overhill Corporation. However, following the spin-off, Overhill Corporation will no longer provide any guarantees to finance our working capital or other cash requirements.

     We believe that our capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results and financing activities. We believe that our current cash and cash equivalents, our financing arrangements with our existing secured creditors described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," and cash flows from operations after the spin-off, will be sufficient to satisfy our cash requirements for the foreseeable future. Future equity financings could dilute the relative percentage ownership of the then existing holders of our common stock. Future debt financings could involve restrictive covenants that limit our ability to take certain actions. We may or may not be able to obtain financing with interest rates as favorable as those historically obtained using the guarantees of Overhill Corporation, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

If we are unable to obtain certain third-party consents to the spin-off, our ability to implement our business strategy as currently planned could be materially adversely affected.

     Immediately prior to the completion of the spin-off, we expect to receive formal consents to the spin-off from our senior creditor and our senior subordinated creditor. At that time, we expect to enter into amendments and restatements, as appropriate, to our financing agreements and other arrangements with them. We have agreed in principle with each of these creditors on the substantial forms of these amendments and restatements. These consents, amendments and restatements are necessary to comply with certain provisions in our existing financing agreements with each of these creditors that are affected by the spin-off and related transactions. The forms of these amendments and restatements contain certain conditions with respect to the completion of the spin-off and related transactions. The consents of our senior and senior subordinated creditors to the spin-off are conditioned upon our satisfying those conditions. If we do not satisfy those conditions or do not obtain waivers of those conditions, we would not have the necessary consent, and we will be prohibited from completing the spin-off and related transactions. Although we believe we will satisfy each of those conditions, the failure to satisfy them would prevent us from completing the spin-off and could have a material adverse effect on our ability to implement our business strategy. See "Summary--The Spin-off--Questions and Answers About the Spin-off--What do we intend to do in preparation for the spin-off?" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Creditors of Overhill Corporation at the time of the spin-off may attempt to challenge the spin-off as a fraudulent conveyance.

     If a court in a lawsuit by an unpaid creditor or representative of creditors of Overhill Corporation, such as a trustee in bankruptcy, were to find that, among other reasons, at the time of the spin-off, we or Overhill Corporation,

         .   were insolvent,

         .   were rendered insolvent by reason of the spin-off,

         .   had actual intent to hinder, delay or defraud any creditors,

         . were engaged in a business or transaction for which Overhill Corporation's or our remaining assets constituted unreasonably small capital, or

         . intended to incur, or believed it would incur, debts beyond its ability to pay such debts as they matured,

the court may be asked to void the spin-off (in whole or in part) as a fraudulent conveyance. The court could then require that the stockholders return some or all of the shares of our common stock, or require Overhill Corporation or us, as the case may be, to fund certain liabilities of the other company for the benefit of creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, each of Overhill Corporation and us, as the case may be, would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it incurred debt beyond its ability to repay such debt as it matures. Overhill Corporation believes, and we believe, that each company will be solvent after the spin-off. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Overhill Corporation's ongoing litigation could cause the delay or cancellation of the spin-off.

     In September 2002, two of the plaintiffs in the ongoing litigation involving Overhill Corporation and certain of its current and past officers and directors, including James Rudis and William E. Shatley, filed a second application with the United States District Court for the District of Nevada to enjoin the spin-off. The district court denied the motions to enjoin the spin-off. Overhill Corporation has indicated that it will continue to vigorously defend against any additional actions or claims advanced by the plaintiffs. However, an adverse resolution of the application or other court action could result in the delay or cancellation of the spin-off or in a court imposing other requirements on us that could have a material adverse effect on our business and financial condition. See "Legal Proceedings."

If the spin-off is not a legal dividend, it could be held invalid by a court.

     The dividend which effects the spin-off is subject to the Nevada corporate law. We have reviewed Nevada law with counsel; however, we cannot assure you that a court will not later determine that the spin-off was invalid under Nevada law and reverse the spin-off. The resulting complications and costs could have a material adverse effect on our financial condition and results of operations.

The combined post-spin-off value of Overhill Corporation shares and our shares may not equal or exceed the pre-spin-off value of Overhill Corporation shares.

     Prior to the spin-off, Overhill Corporation will delist its common stock from the American Stock Exchange and arrange for quotation of its common stock on the OTC Bulletin Board. Our common stock has been approved for listing on the American Stock Exchange and, following the spin-off, we expect that our common stock will be listed and will trade on the American Stock Exchange. We cannot assure you that after the distribution of one share of our common stock for every two shares of issued and outstanding Overhill Corporation common stock, the combined values of Overhill Corporation common stock and our common stock after the spin-off will be equal to or greater than the trading price of Overhill Corporation common stock prior to the spin-off. Until the market has fully evaluated the business of Overhill Corporation without our business, the price at which Overhill Corporation common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our business, the

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

price at which our common stock trades may fluctuate significantly. See "--Our historical financial information may not be representative of our results as a separate, stand alone company" and "The Spin-off--Listing and Trading of Our Common Stock."

                   Risks Related to Our Business and Industry

Our ability to compete effectively in the highly competitive food industry may affect our operational performance and financial results.

     The food industry is highly competitive, and our continued success depends in part on our ability to be an efficient producer in a highly competitive industry. We face competition in all of our markets from large, national companies and smaller, regional operators. Some of our competitors, including other diversified food companies, are larger and may have greater financial resources than we do. From time to time we experience price pressure in certain of our markets as a result of competitors' promotional pricing practices as well as market conditions generally. Our ability to reduce costs is limited to the extent efficiencies have already been achieved. Our failure to reduce costs through productivity gains or by eliminating redundant costs resulting from acquisitions would weaken our competitive position. Competition is based on product quality, distribution effectiveness, brand loyalty, price, effective promotional activities and the ability to identify and satisfy emerging consumer preferences. We may not be able to effectively compete with these larger, more diversified companies. See "Business--Competition."

The loss or consolidation of any of our key customers could have a significant negative impact on our financial results.

     The largest purchasers of our products, Panda Express, Jenny Craig, King's Hawaiian, Albertson's and American Airlines, accounted for approximately 21%, 15%, 11%, 9% and 7%, respectively, of our sales during the nine months ended June 30, 2002. We expect that our sales to these customers will continue to constitute a significant percentage of our revenues. The loss of any of these customers as an outlet for our products could significantly harm our competitive position and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Sales and Marketing."

     In addition, the continued consolidation of food retailers and foodservice distributors has somewhat reduced the number of customers for our products. The additional consolidation of customers for our products could have a significant adverse impact on our financial results. The resulting companies may choose to terminate their relationship with us and purchase products from our competitors. See "Business--Competition." Additionally, if our customers consolidate and grow larger, our customers may demand lower pricing and more favorable terms. Further, these customers may reduce inventories and increase their use of other suppliers. If we fail to use our sales, marketing and manufacturing expertise to respond to these trends, our volume growth could slow or we may need to lower our prices or increase promotional support of our products, any of which would adversely affect our profitability.

Decline in air travel may negatively impact our revenues and costs.

     A significant portion of our business is derived from the airline industry. For fiscal year 2001, $54.7 million, or approximately 34% of our revenues, were derived from our airline customers. For the nine months ended June 30, 2002, $24.3 million, or approximately 24% of our revenues were derived from our airline customers. The terrorist attacks on the World Trade Center in New York and the Pentagon in Washington, D.C. using hijacked commercial aircraft have been highly publicized. The tragic events of September 11, 2001 have significantly adversely impacted our sales to airline-related customers. Though the long-term effect of these events on the airline industry, airline revenues, and on our business in particular, cannot be accurately determined at this time, we estimate that sales to airline-related customers in fiscal 2002 will decrease by 35% to 40% from 2001 levels. The impacts that these events may have on the airline industry in general, and on our business in particular, are not known at this time. The effects of these tragic events have included, among other things, a decreased demand for air travel due to fears regarding additional acts of terrorism and increased costs and reduced operations, including meal service, by airlines due to cost reductions in response to a decline in air travel. In fact, American Airlines and Delta Airlines, two of our largest airline customers representing 10% and 12% of our sales during fiscal year 2001, respectively, and 7% and 8% of our sales for the nine months ended June 30, 2002, respectively, have already reduced meal service on certain domestic flights. A significant portion of our business focuses on the airline industry, and these effects, depending

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

on their scope and duration, which we cannot predict at this time, could negatively impact our financial position, results of operations or cash flows. See "Business--Sales and Marketing."

We are subject to cost fluctuations in our operations that may adversely affect our profitability.

     Our business operations may experience operating cost volatility caused by external conditions, market fluctuations and changes in governmental policies. For example, increases in our manufacturing costs and a decrease in our gross profits and operating income in 2001 compared to 2000 were attributable in part to expenses related to increased energy costs in our California-based facilities. In addition, we use refrigerants in our business extensively, and the cost of refrigerants has increased substantially over the past fiscal year. Any substantial fluctuation in our manufacturing or operating costs, if not offset by product price increases, hedging activities or improved efficiencies, may have an adverse impact on our operating performance, business and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Manufacturing and Sourcing."

We are major purchasers of many commodities that we use for raw materials and packaging, and price changes for the commodities we depend on may adversely affect our profitability.

     The raw materials used in our business are largely commodities that experience price volatility caused by external conditions, commodity market fluctuations, currency fluctuations and changes in governmental agricultural programs. Commodity price changes may result in unexpected increases in raw material and packaging costs, and we may be unable to increase our prices to offset these increased costs without suffering reduced volume, revenue and income. Any substantial fluctuation in the prices of raw materials, if not offset by increases in our sales prices, could have an adverse impact on our profitability.

     We attempt to recover our commodity cost increases by increasing prices, promoting a higher-margin product mix and obtaining additional operating efficiencies. We may not be able to continue to offset raw material price increases to the same extent in the future. We enter into contracts for the purchase of raw materials at fixed prices, which are designed to protect us against raw material price increases during their term. We also use paper products, such as corrugated cardboard, aluminum products, and films and plastics to package our products. Substantial fluctuations in prices of packaging materials or continued higher prices of our raw materials could adversely affect our operating performance and financial results. See "Business--Manufacturing and Sourcing."

Concerns with the safety and quality of food products could cause customers to avoid our products.

     We could be adversely affected if our customers and their customers lose confidence in the safety and quality of certain food products. Adverse publicity about these types of concerns, like the recent publicity about genetically modified organisms, "mad cow disease" and foot and mouth disease in Europe, whether or not valid, may discourage our customers from buying our products or cause production and delivery disruptions. Any negative change in customer perceptions about the safety and quality of our products could cause a material adverse effect on our business and financial condition.

If our food products become adulterated or misbranded, we would need to recall those items and may experience product liability claims if consumers are injured as a result.

     Food products occasionally contain contaminants due to inherent defects in those products or improper storage or handling. We have never been required to recall any of our products. Under adverse circumstances food manufacturers may need to recall some of their products if they become adulterated or misbranded and may also be liable if the consumption of any of their products causes injury. See "Business--Regulation." A widespread product recall or a significant product liability judgment against us could cause products to be unavailable for a period of time and a loss of customer confidence in our food products and could have a material adverse effect on our business. If we are required to defend against a product liability claim, whether or not we are found liable under such a claim, we could incur substantial costs, our reputation could suffer and our customers might substantially reduce their orders or ordering from us. While we maintain insurance that we believe is adequate to cover this type of loss, liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to modify our product offerings or to make changes to one or more of our business processes.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute our stockholder value and adversely affect our operating results.

     Although we have no currently identified acquisition plans, we intend to acquire or make investments in complementary businesses, technologies, services or products from time to time as part of our long term business strategy. Expansion of our operations in this manner would require significant additional expenses and resources. Expansion also could strain our management, financial and operational resources. If we acquire a company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. We could also have to incur indebtedness to pay for any future acquisitions. We also may issue equity securities to pay for any future acquisitions, which could be dilutive to our existing stockholders.

Our business is subject to federal, state and local government regulations, the impact of which could have a negative impact on our business and financial position.

     Food manufacturing operations are subject to regulation by various federal, state and local government entities and agencies. See "Business--Regulation." As a producer of food products for human consumption, our operations are subject to stringent production, packaging, quality, labeling and distribution standards, including regulations mandated by the Federal Food and Drug Act. We cannot predict whether future regulation by various federal, state and local governmental entities and agencies would harm our business and financial results.

     In addition, our business operations and the past and present ownership and operation of our properties are subject to extensive and changing federal, state and local environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. We cannot assure you that additional environmental issues relating to presently known matters or identified sites or to other matters or sites will not require additional, currently unanticipated investigation, assessment or expenditures.

We may not be able to protect our intellectual property and proprietary rights, which could harm our competitive position, resulting in decreased revenue.

     We believe that our trademarks and other proprietary rights are important to our success and competitive position. See "Business--Intellectual Property." Accordingly, we devote what we believe are adequate resources to the establishment and protection of our trademarks and proprietary rights. We have taken actions to establish and protect our trademarks and other proprietary rights. However, these actions may be inadequate to prevent imitation of our products by others or to prevent others from claiming violations of their trademarks and proprietary rights by us.

     From time to time we license content from third parties. While we generally require adequate indemnifications, in the future and it is possible that we could face infringement actions based upon the content licensed from these third parties. If any of these claims are proved valid, through litigation or otherwise, we may be required to do any of the following, which could adversely affect our business:

         .   cease using the third party trademarks;

         .   acquire other licenses;

         .   develop our own proprietary marks; or

         .   pay financial damages.


Some of our significant customer and supplier contracts are short-term.

     Some of our customers and suppliers operate through purchase orders or short-term contracts. Though we have long-term business relationships with many of our customers and suppliers, we cannot assure you that any of these customers or suppliers will continue to do business with us on the same basis. Additionally, though we try to renew these contracts as they come due, there can be no assurance that these customers or suppliers will renew the contracts on terms that are favorable to us, if at all. The termination of any number of these contracts may have a material adverse effect on our business and prospects, including our financial performance and results of operations.

               Risks Relating to the Ownership of Our Common Stock

Because there has been no prior trading market for our common stock, our stock price may be volatile.

     There is no current trading market for our common stock. Subject to our compliance with the applicable listing standards on the date we intend our common stock to begin trading, our common stock has been approved for listing on the American Stock Exchange and, following the spin-off, we expect that our common stock will trade on the American Stock Exchange under the symbol "OFI."

     Our shares may not be actively traded, and the prices at which our shares trade could be volatile. Some Overhill Corporation stockholders who receive our common stock may decide that they do not want to remain invested in us and may sell their shares following the spin-off. This may delay the development of an orderly trading market for our common stock for a period of time following the spin-off. Prices for our shares will be determined in the marketplace and may be influenced by many factors, including, but not limited to:

         .   the depth and liquidity of the market for the shares;

         .   quarter-to-quarter variations in our operating results;

         . announcements about our performance as well as the announcements of our competitors about the performance of their business;

         . investors' evaluations of our future prospects and the food industry generally;

         . changes in earnings estimates by, or failure to meet the expectations of, securities analysts;

         .   our dividend policy; and

         .   general economic and market conditions.

     In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. These market fluctuations could have a material adverse effect on the trading price of our shares.

The loss of certain of our executive officers would constitute a change in control and, therefore, an event of default under our securities purchase agreement with Levine Leichtman Capital Partners II, L.P. and would likely have an adverse effect on our financial condition.

     Our future success depends to a significant extent on the continued services of our senior management, particularly James Rudis, our President and Chief Executive Officer, Richard A. Horvath, our Senior Vice President and Secretary and William E. Shatley, our Senior Vice President and Treasurer. Though we have employment agreements with Mr. Rudis, Mr. Horvath and Mr. Shatley, each of these agreements provides for voluntary resignation prior to the end of the term of the agreement. See "Management--Employment Agreements."

     The loss of the services of Mr. Rudis, Mr. Horvath or Mr. Shatley would likely have an adverse effect on our business, results of operations and financial condition. In addition, our amended and restated securities purchase agreement with Levine Leichtman Capital Partners II, L.P., our senior subordinated creditor, provides that a change in control would occur if Mr. Rudis, Mr. Horvath or Mr. Shatley ceases to have certain management responsibilities in our business, or Mr. Rudis and Mr. Shatley do not continue to hold a minimum number of shares of our common stock. The occurrence of a change in control would permit our senior subordinated creditor to accelerate all indebtedness owing under the senior subordinated note we issued to it and constitute an event of default under the securities purchase agreement. Our senior subordinated creditor would then have the right to require us to immediately repay all of our obligations then owing to it. We may not have sufficient funds to repay this indebtedness upon an event of default. Accordingly, the occurrence of a change in control could have a material adverse effect on our financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Our failure to attract and retain key management personnel could harm our business.

     Our business requires managerial, financial and operational expertise and our future success depends upon the continued service of key personnel. As a value-added manufacturer of quality frozen food products and customer prepared foods, we operate in a specialized industry. Our key personnel have experience and skills specific to this industry, and there is a limited number of individuals with the relevant experience and skills. Though we have employment agreements with Mr. Rudis, Mr. Horvath and Mr. Shatley, each of these agreements provides for voluntarily resignation on the part of the executive prior to the end of the term of the agreement. If we lose any of our key personnel, our business operations could suffer. See "Business" and "Management--Employment Agreements."

A small group of stockholders controls a significant amount of our common stock.

     Immediately following the spin-off, after giving effect to the shares of our common stock issuable upon the exercise of warrants and conversion of shares of our Series A Convertible Preferred Stock described below, our executive officers and directors and stockholders who own greater than 5% of our common stock will own, in the aggregate, approximately 50% of our outstanding common stock. These stockholders, if acting together, could be able to significantly influence matters requiring approval by the stockholders, including the election of directors and the approval of mergers or other business combination transactions. In addition, in connection with our financing arrangements with our senior subordinated creditor, we issued to it:

     . in November 1999, a warrant to purchase 166.04 shares of our common stock. The warrant will be immediately exercisable for 1,994,141 shares of our common stock following the contemplated 12,010 for 1 stock split at an exercise price of $0.0000008 per share, which would then represent approximately 17.5% of our issued and outstanding common stock, assuming 9,400,828 shares of our common stock outstanding immediately before the exercise;

     . in March 2002, 23.57 shares of our Series A Convertible Preferred Stock convertible into 283,076 shares of our common stock following the contemplated 12,010 for 1 stock split, which would then represent approximately 2.9% of our issued and outstanding common stock, assuming 9,400,828 shares of our common stock outstanding at that time. These shares currently vote with our common stock on an as-converted basis; and

     . in September 2002, a warrant to purchase 57.57 shares of our common stock. The warrant will be exercisable for 691,416 shares of our common stock following the contemplated 12,010 for 1 stock split at an exercise price of $0.0000008 per share, which would then represent approximately 6.9% of our issued and outstanding common stock, assuming 9,400,828 shares of our common stock outstanding immediately before the exercise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Capital Stock" and "Certain Transactions."

     In addition, we granted to our senior subordinated creditor, as an equity holder, the right to nominate a designee to our board of directors. If it exercises its warrants, our senior subordinated creditor will control no less than 24.0% of the voting power of our outstanding capital stock and may have the ability to influence matters requiring approval of the stockholders. See "Principal Stockholders."

Our articles of incorporation, our bylaws and provisions of Nevada law could make it more difficult for a third party to acquire us, even if doing so could be in your interest.

     Provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be in the best interest of our stockholders. It could be difficult for a potential bidder to acquire us because our articles of incorporation and bylaws contain provisions which may discourage takeover attempts. These provisions may limit stockholders' ability to approve a transaction that stockholders may think is in

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

their best interests. These provisions include a requirement that certain procedures must be followed before matters can be proposed for consideration at meetings of our stockholders and the ability of our board of directors to fix the rights and preferences of an issue of shares of preferred stock without stockholder action.

     Provisions of Nevada's business combinations statute also restrict certain business combinations with interested stockholders. We have elected not to be governed by these provisions in our amended and restated articles of incorporation. However, this election is not effective until 18 months after the approval of our amended and restated articles of incorporation in September 2002 and may not be effective at that time unless we meet certain conditions under the Nevada statute.

     The provisions of our articles of incorporation, bylaws and Nevada law are intended to encourage potential acquirors to negotiate with us and allow the board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control. See "Description of Capital Stock--Business Combinations."

We may not pay dividends on our common stock.

     The payment of dividends on our common stock is subject to the discretion of our board of directors. We currently anticipate that no cash dividends will be paid on our common stock in the foreseeable future in order to conserve cash for use in our businesses, including possible future acquisitions. Our board of directors will periodically re-evaluate this dividend policy taking into account our operating results, capital needs, the terms of our financing arrangements and other factors. Also, our current financing arrangements prohibit us from paying dividends. As a result, our stockholders should not rely on the payment of dividends to receive cash benefits for holding shares of our common stock.

              CAUTIONARY STATEMENT AS TO FORWARD-LOOKING STATEMENTS

     We caution you that this document contains disclosures which are forward-looking statements. All statements regarding Overhill Corporation's or our expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, projected costs or cost savings, capital expenditures, competitive positions, continuation or expansion of government programs, growth opportunities for existing products or products under development, benefits from new technology, plans and objectives of management for future operations and markets for stock are forward-looking statements. In addition, forward-looking statements include statements in which we use words such as "expect," "believe," "anticipate," "intend," "strategy," "plan," "will," "estimate," "project," "goal," "target" or similar expressions. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, we cannot assure you that these expectations will prove to have been correct, and actual results may differ materially from those reflected in the forward-looking statements. Factors that could cause our actual results to differ from the expectations reflected in the forward-looking statements in this document include those set forth in "Risk Factors."

     Neither Overhill Corporation nor Overhill Farms, Inc. has any intention or obligation to update the forward-looking statements, even if new information, future events or other circumstances make them incorrect or misleading.

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

                                  THE SPIN-OFF

Reasons for the spin-off

     After a strategic review initiated in fiscal year 2001, Overhill Corporation concluded that its food group, comprised of our company, would be able to grow faster and more effectively as a separate company. As a separate company, we will be better able to focus on our own strategic priorities and have more efficient access to the financial markets than we could as part of Overhill Corporation.

     We believe the spin-off will enable our business to expand and grow more quickly and efficiently in the following ways:

     . Our business, involving the production of high quality entrees, plated meals, meal components, soups, sauces and poultry, meat and fish specialties, has different fundamentals, growth characteristics and strategic priorities than Overhill Corporation's forestry segment, which distributes, leases and provides financing for forestry and construction equipment and related activities.

          The separation of our food business from the forestry business will enable us to focus on our own strategic priorities, increase our ability to capitalize on growth opportunities for our businesses and enhance our ability to respond more quickly to changes in the competitive markets in which we operate. As an independent public company, our management should be better able to organize our company in a manner more appropriate to the markets in which it competes. As a result the spin-off should enhance our position as an effective competitor, and we should be better able to capitalize quickly on changes in the rapidly changing food industries.

     . The spin-off will enable us to have direct access to financial markets. We may raise our own equity capital that we will use to expand our businesses by accelerating new higher-margin product introductions through increased product development investment; to further develop our manufacturing capabilities; and to use our own capital stock to pursue selected acquisitions.

          The separation of Overhill Corporation's food and forestry businesses will cause the two entities to be recognized by the financial community as distinct businesses. As a result, we should develop our following in the financial community primarily as a value-added manufacturer of quality frozen food products including entrees, plated meals, meal components, soups, sauces, poultry, meat and fish specialties. In addition, current stockholders and potential investors will be able to direct their investments to their specific areas of interest.

     . The spin-off will enable us to recruit, retain and motivate key employees by providing them with stock-based compensation incentives directly tied to the success of our businesses.

Manner of Effecting the Spin-off

     Overhill Corporation will effect the spin-off by distributing all of the outstanding shares of our common stock it owns to holders of record of Overhill Corporation common stock as of the close of business on September 30, 2002, the record date. Overhill Corporation currently owns 99% of the issued and outstanding shares of our common stock. The spin-off will be made on the basis of one share of our common stock for every two shares of Overhill Corporation common stock held by Overhill Corporation stockholders as of the record date. The actual number of shares of our common stock to be distributed will depend on the number of shares of Overhill Corporation common stock outstanding as of the record date. As of the date of this information statement, there were 782.75 shares of our common stock outstanding, of which Overhill Corporation owns 775 shares. To effect the spin-off, we intend to authorize a 12,010 for 1 stock split such that there will be 9,400,828 shares of our common stock outstanding and 9,307,750 shares of our common stock distributed to the stockholders of Overhill Corporation on the effective date of the spin-off. After the distribution, the stockholders of Overhill Corporation on the record date will own approximately 74% of Overhill Farms, Inc. capital stock on a fully diluted basis assuming no employee options are outstanding and after giving effect to:

     . the distribution of 9,307,750 shares of our common stock in the spin-off;

     . 2,685,557 shares of our common stock issuable upon exercise of two warrants to purchase our common stock;

     . 283,076 shares of our common stock issuable upon conversion of our outstanding shares of our Series A Convertible Preferred Stock; and

     . 252,632 shares of our common stock issuable pursuant to contractual anti-dilution provisions.

See "Principal Stockholders, "Description of Capital Stock" and "Certain Transactions."

     Prior to the spin-off, Overhill Corporation will deliver all of the shares of our common stock owned by it to the distribution agent for distribution. On or about October 30, 2002, the distribution agent will mail certificates for whole shares of our common stock to Overhill Corporation stockholders of record on September 30, 2002. However, if an Overhill Corporation stockholder sold any shares of Overhill Corporation common stock after September 30, 2002, the right to receive shares of our common stock in the spin-off transferred with the sale of those shares of Overhill Corporation common stock in accordance with the rules of the American Stock Exchange.

     If a stockholder is otherwise entitled to receive a fractional share of our common stock, that stockholder will instead receive cash. The distribution agent will, promptly after the date of the spin-off, aggregate all fractional share interests in our common stock with those of other similarly situated stockholders and sell those fractional share interests in our common stock in open market transactions at then-prevailing prices. The distribution agent will have sole discretion regarding when, how, through which broker (which will not be affiliated with us or Overhill Corporation) and at what prices to make such sales. The distribution agent will distribute the cash proceeds to stockholders entitled to such proceeds pro rata based upon their fractional interests in our common stock. No interest will be paid on any cash distributed instead of fractional shares. The distribution agent is the transfer agent and registrar for us and Overhill Corporation but is not otherwise affiliated with us or Overhill Corporation.

     No owner of Overhill Corporation common stock will be required to pay any cash or other consideration for shares of our common stock received in the spin-off. Additionally, no owner of Overhill Corporation common stock will be required to surrender or exchange any shares of Overhill Corporation common stock to receive shares of our common stock. The number of shares of Overhill Corporation common stock that you own will not change as a result of the spin-off.

Results of the Spin-off

     After the spin-off, we will be a separate public company, independent from Overhill Corporation. Our management, fundamentals, growth characteristics and strategic priorities will be different from those of Overhill Corporation. Overhill Corporation will not own any interest in us after the spin-off. Our common stock and Overhill Corporation common stock will be different securities and will not trade together or be valued alike.

     However, as with Overhill Corporation common stock, our common stock will have the following characteristics:

     .    be fully paid and nonassessable;

     .    have one vote per share, with no right to cumulate votes; and

     .    carry no preemptive rights.

     Following the spin-off, James Rudis, our President, Chief Executive Officer and Chairman of the Board of Directors, will remain as a director of Overhill Corporation for a period of no greater than one year after the spin-off to facilitate the transition of Overhill Corporation and Overhill Farms, Inc. into two separate companies.

     Our common stock and Overhill Corporation common stock, however, will be different securities and will not trade together or be valued alike. There is no current public trading market for our common stock.

     Our common stock has been approved for listing on the American Stock Exchange under the symbol "OFI." Prior to the spin-off, Overhill Corporation intends to delist its common stock from the American Stock Exchange and arrange for quotation of its common stock on the OTC Bulletin Board under a symbol to be designated prior to quotation. In connection with the spin-off, Overhill Corporation will change its name to "TreeCon Resources, Inc."

     The spin-off will not, in and of itself, affect the number of outstanding shares of Overhill Corporation common stock or the rights associated with those shares. The number of shares of Overhill Corporation common stock that you own will not change as a result of the spin-off. Following the spin-off, Overhill Corporation will continue to own and operate its other businesses.

Material Federal Income Tax Consequences

     The following is a summary of the material United States federal income tax consequences to you on the receipt of the shares of our common stock pursuant to the spin-off. The following discussion is based upon the Internal Revenue Code, existing and proposed regulations thereunder, reports of congressional committees, judicial decisions and current administrative rulings and practices. Any of these authorities could be repealed, overruled or modified at any time after the date hereof. Any such change could be retroactive and, accordingly, could modify the tax consequences discussed herein. This summary deals only with stockholders who are citizens or residents of the United States.

     The spin-off is conditioned upon receipt by Overhill Corporation of an opinion from Ernst & Young LLP to the effect that, among other things, the spin-off should qualify as a tax-free spin-off to Overhill Corporation's stockholders and Overhill Corporation for federal income tax purposes. The Company cannot waive the receipt of the opinion as a condition of the spin-off. Our senior and senior subordinated creditors could waive our receipt of the opinion as a condition of the spin-off; however, we do not intend to request this waiver nor do we believe these creditors would grant such a waiver. See "Risk Factors--Risks Relating to the Spin-off-If we are unable to obtain certain third party consents to the spin-off, our ability to implement our business strategy as currently planned could be materially adversely affected."

     The opinion of Ernst & Young LLP relies on customary representations made by Overhill Corporation and us and applicable factual assumptions. If any of the factual assumptions or representations relied upon in the opinion of Ernst & Young LLP are inaccurate, the opinion may not accurately describe the tax treatment to you as a result of the receipt of our common stock pursuant to the spin-off. In addition, a tax opinion is not binding on the Internal Revenue Service and we do not intend to request a ruling from the Internal Revenue Service with respect to these matters. Furthermore, there is no assurance that the Internal Revenue Service would agree with the conclusions set forth in this discussion.

     The following discussion is for general information only and may not apply to particular categories of holders subject to special tax treatment under the federal income tax laws, such as insurance companies, financial institutions, broker-dealers, estates, trusts, tax-exempt organizations, real estate investment trusts, regulated investment companies, non-United States holders, or persons that will hold their shares of Overhill Corporation common stock as a position in a straddle, as part of a synthetic security or hedge, or as part of a conversion transaction or other integrated investment, or as other than a capital asset. This summary also does not address the tax consequences to stockholders, partners or beneficiaries of a holder of shares of Overhill Corporation common stock. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the receipt of our shares pursuant to the spin-off. This summary assumes that you hold your shares of Overhill Corporation common stock as a capital asset within the meaning of section 1221 of the Internal Revenue Code.

     Accordingly, to the extent not addressed in this summary, you should consult your own tax advisors in analyzing the federal, state, local and foreign tax consequences of the receipt of our shares of common stock pursuant to the spin-off, with regard to the personal tax consequences specific to you, which may vary for stockholders in different tax situations.

     Assuming, consistent with the opinion of Ernst & Young LLP, the spin-off qualifies as a tax-free spin-off for federal income tax purposes, the following would be the tax consequences generally applicable to you as Overhill Corporation stockholders as a result of the spin-off:

         . No gain or loss would be recognized by Overhill Corporation upon the distribution of our common stock to Overhill Corporation stockholders.

         . You would not recognize any income, gain or loss upon the receipt of our common stock in the spin-off.

         . Your tax basis in your Overhill Corporation common stock on which our common stock is distributed would be apportioned among the Overhill Corporation common stock and our common stock you receive in the spin-off on the basis of the relative fair market values of Overhill Corporation common stock and our common stock on the date of the spin-off.

         . Your holding period for our common stock you receive in the spin-off would include the period during which you held the Overhill Corporation common stock on which our common stock is distributed, provided that you held the Overhill Corporation common stock as a capital asset on the date of the spin-off.

     If the spin-off does not qualify as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code of 1986, Overhill Corporation would recognize taxable gain generally equal to the amount by which the fair market value of our common stock distributed to Overhill Corporation's stockholders exceeds the tax basis in our stock. In addition, each Overhill Corporation stockholder who receives our common stock in the spin-off would generally be treated as having received a taxable distribution in an amount equal to the fair market value of our common stock.

     Under United States federal income tax laws, Overhill Corporation and we will be jointly and severally liable, and we could be required to pay for Overhill Corporation's federal income taxes resulting from the spin-off being taxable. This means that even if we do not have to indemnify Overhill Corporation for any liabilities and expenses if the spin-off fails to be tax-free, we may still be liable for any part of, including the whole amount of, these liabilities and expenses. In certain circumstances, however, Overhill Corporation may be required to indemnify us for such liabilities and expenses. See "Risk Factors--Risks Relating to the Spin-off--We could be liable for Overhill Corporation's tax liability if the spin-off is taxable."

     In addition, under United States federal income tax laws, even if the spin-off qualifies for tax-free treatment, Overhill Corporation may, nevertheless, be subject to tax if acquisitions or issuances of either our common stock or Overhill Corporation stock following the spin-off cause the stockholders of Overhill Corporation (determined as of the effective time of the spin-off) to subsequently own less than a majority of outstanding shares of either Overhill Corporation or us. In particular, this tax will apply if such issuances or acquisitions occur as part of a plan or series of related transactions that include the spin-off. For this purpose, any acquisitions or issuance of Overhill Corporation stock or our stock within two years before or after the spin-off are presumed to be part of such a plan, although Overhill Corporation may rebut that presumption. If the subsequent acquisitions or issuance of either the stock of Overhill Corporation or our stock triggers this tax, Overhill Corporation will be subject to tax on the gain that would have resulted from a sale of our stock distributed in the spin-off. However, the spin-off would generally continue to be tax-free to each Overhill Corporation stockholder as described in the preceding paragraph. See "Risk Factors--Risks Relating to the Spin-off--The spin-off could result in significant tax liability."

     The summary of federal income tax consequences set forth above is for general reference only and does not purport to cover all federal income tax consequences that may apply to you. You should consult your own tax advisors regarding the particular federal, foreign, state and local tax consequences of the spin-off to you.

Listing and Trading of Our Common Stock

     Prior to the spin-off, Overhill Corporation intends to delist its common stock from the American Stock Exchange and arrange for quotation of its common stock on the OTC Bulletin Board under a symbol to be designated prior to quotation. In connection with the spin-off, Overhill Corporation will change its name to "TreeCon Resources, Inc."

     Currently, there is no public market for our common stock. Subject to our compliance with the applicable listing standards on the date we intend our common stock to begin trading, our common stock has been approved for listing on the American Stock Exchange under the trading symbol "OFI." The American Stock Exchange has established certain quantitative and qualitative standards for initial listing. These include standards regarding shareholders' equity, pre-tax income, public distribution of our shares of common stock, minimum per share price and an aggregate market value of publicly held shares, not including shares held by any officer, director, controlling shareholder or 10% or greater holder. In addition, the American Stock Exchange also considers qualitative factors such as the nature of a company's business, market for its products, reputation of its management, historical record and pattern of growth, financial integrity, demonstrated earnings power and future outlook. We can give no assurance that the American Stock Exchange will determine that we meet all of their requirements, waive any requirements it determines that we do not meet on the date we intend our common stock to begin trading.

     Until our common stock is fully distributed and an orderly market develops, the prices at which trading in our common stock occurs may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. The prices at which our common stock will trade following the spin-off will be determined by the marketplace and may be influenced by many factors, including:

         .   the depth and liquidity of the market for our common stock;

         . investor perceptions of us, our businesses and the industries in which we operate;

         .   our dividend policy;

         .   our financial results; and

         .   general economic and market conditions.

     Substantially all of the shares of our common stock that are distributed in the spin-off will be eligible for immediate resale. In transactions similar to the spin-off, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the transaction because of the differing objectives and strategies of investors who acquire shares of our common stock in the transaction. We are not able to predict whether substantial amounts of our common stock will be sold in the open market following the spin-off or what effect these sales may have on prices at which our common stock may trade. Sales of substantial amounts of our common stock in the public market during this period, the perception that any redistribution has not been completed or the prospect of our having to undertake a public offering of our common stock following the spin-off could materially adversely affect the market price of our common stock.

     Generally, the shares of our common stock that will be distributed to Overhill Corporation common stockholders in the spin-off will be freely transferable, except for securities received by persons deemed to be our "affiliates" under the Securities Act of 1933, as amended. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are in common control with us, including our directors. Persons who are our affiliates will be permitted to sell shares of our common stock they receive in the spin-off only pursuant to an effective registration statement under the Securities Act of 1933 or an exemption from the registration requirements of the Securities Act of 1933, such as in accordance with the requirements of Rule 144 under the Securities Act of 1933. Under Rule 144, an affiliate is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the American Stock Exchange during the four calendar weeks preceding the sale. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information about us.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of Overhill Farms, Inc. as of June 30, 2002 and the pro-forma capitalization of Overhill Farms, Inc. as of June 30, 2002 after giving effect to (a) the proposed 12,010 for 1 stock split expected to occur prior to the spin-off, and (b) the receipt of a partial payment, in the form of notes receivable assigned to us by Overhill Corporation in the principal amounts of $207,375 and $184,875, of our net intercompany amounts receivable from Overhill Corporation and (c) the planned cancellation of all remaining intercompany amounts between us and Overhill Corporation of approximately $11.0 million. You should read this table in conjunction with the information under the headings "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Consolidated Financial Statements" included elsewhere in this information statement.

                                                            June 30, 2002     June 30, 2002
                                                            -------------     -------------
                                                               (Actual)       (Pro-Forma)
Long-term debt (including current portion)                  $ 38,297,303      $ 38,297,303
Income taxes payable to Overhill Corporation                   1,043,636                 -
Shareholders' Equity
     Preferred stock(1)                                                -                 -
     Common stock(2)                                                   8            94,008
     Additional paid-in capital                                4,574,614         4,480,614
     Receivable from Overhill Corporation                    (11,196,683)                -
     Warrants to purchase common stock                         2,370,000         2,370,000
     Retained earnings (accumulated deficit)                   7,495,161        (2,265,636)
                                                            ------------      ------------
          Total Shareholders' Equity                           3,243,100         4,678,986
                                                            ------------      ------------

Total Capitalization                                        $ 42,584,039      $ 42,976,289
                                                            ============      ============

------------------------------------------
(1) Represents 23.57 shares of Series A Convertible Preferred Stock outstanding at June 30, 2002 and convertible into 283,076 common shares on a pro-forma basis at June 30, 2002, after giving effect to the proposed 12,010 for 1 common stock split expected to occur prior to the spin-off.

(2) Represents 782.75 actual common shares outstanding at June 30, 2002 and 9,400,828 common shares outstanding on a pro-forma basis at June 30, 2002, after giving effect to the proposed 12,010 for 1 stock split expected to occur prior to the spin-off.

                             SELECTED FINANCIAL DATA

     The following table sets forth selected historical financial data of Overhill Farms, Inc. The selected financial data as of and for each of the last five fiscal years has been derived from the consolidated financial statements of Overhill Farms, Inc. which have been audited by Ernst & Young LLP, independent auditors. Selected financial data for the nine months ended June 30, 2002 and July 1, 2001 has been derived from the unaudited consolidated financial statements of Overhill Farms, Inc.

     The selected historical statement of income data set forth below may not reflect the many significant changes that will occur in the operations and capitalization of our company as a result of the spin-off. Before the spin-off, we operated as part of Overhill Corporation. Because the data reflect periods during which we did not operate as an independent public company, the data may not reflect the results of operations or the financial position that would have resulted if we had operated as a separate, independent public company during the periods shown. In addition, the data may not necessarily be indicative of our future results of operations or financial position. The historical data should be read in conjunction with sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this information statement.

                                   Nine Months Ended                            Fiscal Year Ended
                                 -------------------   ------------------------------------------------------------------------
                                 June 30,     July 1,   September 30,  October 1,  September 26,  September 27,  September 28,
                                   2002        2001         2001          2000         1999           1998           1997
                                   ----        ----         ----          ----         ----           ----           ----
                                      (unaudited)
Income Statement Data
(in thousands, except per share
information):

Net Revenues                     $101,928   $ 119,586     $ 162,158    $ 145,418     $ 113,016      $ 93,349        $96,177

Operating Income                    5,266       7,339         9,483       10,813         7,384         4,977          4,953

Income (Loss) Before
  Extraordinary Items                 683       1,645         2,242        3,331         1,002          (136)           675

Net Income (Loss)                     683       1,645         2,242        2,492         1,002          (506)           675

Net Income (Loss) per
  share - Basic*                   873.05    2,108.19      2,870.10     3,216.04      1,293.14       (652.80)        870.85

Net Income (Loss) per
  share - Diluted*                 712.39    1,733.52      2,362.01     2,596.28        987.37       (652.80)        674.91

                               As of Nine Months Ended                          As of Fiscal Year Ended
                              ------------------------   ------------------------------------------------------------------------
                                 June 30,     July 1,     September 30,  October 1,  September 26,  September 27,  September 28,
                                   2002        2001           2001          2000         1999           1998           1997
                                   ----        ----           ----          ----         ----           ----           ----
                                      (unaudited)
Balance Sheet Data (in
thousands):

Total Assets                     $ 54,843     $55,296        $54,207       $57,946      $38,987        $34,108        $30,076

Long-Term Debt                     23,979      35,003         32,951        40,860       32,355         22,308         14,982

Total Liabilities                  51,560      53,024         51,338        58,864       42,747         38,871         28,033

Retained Earnings                   7,495       6,215          6,812         4,570        2,078          1,076          1,582

Stockholders' Equity                3,243       2,272          2,869          (918)      (3,760)        (4,763)         2,043

----------------------------------------
 * Reference is made to Note 9 to the Company's consolidated financial statements for the period ended June 30, 2002 and to Note 13 to the Company's consolidated financial statements for each of the three years ended September 30, 2001, for pro-forma presentations of earnings per share after giving retroactive effect to a 12,010 for 1 stock split expected to occur prior to the spin-off.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     Overhill Farms, Inc. is a value-added manufacturer of quality frozen food products including entrees, plated meals, meal components, soups, sauces, poultry, meat and fish specialties. We provide custom prepared foods to a number of prominent customers such as Albertson's, Jenny Craig, Carl's Jr., Jack in the Box, Panda Express, Schwan's and King's Hawaiian as well as most domestic airlines, including American Airlines, United Airlines and Delta Airlines. We manufacture products in the retail and foodservice areas with branded and private label entrees and components. Historically, we have served four industries: airlines, weight loss, foodservice and retail.

     In May 1995, we acquired all the operating assets of IBM Foods, Inc. for $31.3 million plus the assumption of certain liabilities of the acquired business. Our headquarters are located in Vernon, California, and we have operations throughout Southern California. During August 2000, we purchased the operating assets and trademarks of the Chicago Brothers food operations from a subsidiary of Schwan's Sales Enterprises, Inc. for $4.2 million, consisting of cash of $3.3 million and a note payable to the seller for $900,000.

     After a strategic review initiated in fiscal year 2001, Overhill Corporation concluded that its food group, comprised of our company, would be able to grow faster and be a stronger competitor as a separate company. We believe the spin-off will enable our business to expand and grow more quickly and efficiently in the following ways:

         . Our business, involving the production of high quality entrees, plated meals, meal components, soups, sauces and poultry, meat and fish specialties, has different fundamentals, growth characteristics and strategic priorities than Overhill Corporation's forestry segment, which is a distributor of forestry and construction equipment and related activities. The separation of our food business from the forestry business will enable us to focus on our own strategic priorities, increase our ability to capitalize on growth opportunities for our businesses and enhance our ability to respond more quickly to changes in the competitive markets in which we operate.

         . The spin-off will enable us to have direct access to the financial markets, both debt and equity. We intend to raise our own equity capital that we will use to expand our businesses by accelerating new higher-margin product introductions through increased product development investment; to further develop our manufacturing capabilities; and to pursue selected acquisitions.

         . The spin-off will enable us to recruit, retain and motivate key employees by providing them with stock-based compensation incentives directly tied to the success of our businesses.

     Our strategy is to be the leading developer and manufacturer of value-added food products and provider of custom prepared foods. We intend to create superior value for our stockholders by continuing to execute our growth and operating strategies. We employ the following corporate strategies:

         .   focus on sectors with attractive growth characteristics;

         .   invest in and operate efficient production facilities;

         .   provide customer service-oriented distribution;

         . offer a broad range of products to customers in multiple channels of distribution; and

         . continue to pursue growth through strategic acquisitions and investments.

Results of Operations

Nine Months Ended June 30, 2002 Compared to Nine Months Ended July 1, 2001

     Net Revenues. For the nine months ended June 30, 2002, our net revenues decreased $17,658,000 (14.8%) to $101,928,000 as compared to $119,586,000 for the nine months ended July 1, 2001. This revenue decrease is substantially all the result of a decrease in airline sales during the period of approximately 40%.

     The tragic events of September 11, 2001 have significantly impacted our sales to airline-related customers. Though the long-term effect of these events on the airline industry, airline revenues, and on our business in particular, cannot be accurately determined at this time, we are estimating that sales to airline-related customers in fiscal 2002 will decrease by 35% to 40% from 2001 levels.

     Gross Profit. Gross profit for the nine months ended June 30, 2002 decreased $5,394,000 to $16,182,000 from $21,576,000 for the nine months ended July 1, 2001. Gross profit as a percentage of net revenues for the nine months ended June 30, 2002 was 15.9% compared to 18.0% in the comparable prior period. The decrease in gross profit as a percentage of net revenues is primarily attributable to the significant decrease in sales to airline-related customers.

     We have begun to consolidate certain of our home office, manufacturing and warehousing, product development, and marketing and quality control facilities into a single location. Though we are currently in the process of implementing various stages of this plan, management believes that when the plan is fully implemented, we should expect to achieve significant operating efficiencies as well as a reduction of our dependence on outside cold storage facilities.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the nine months ended June 30, 2002 decreased $3,322,000 (23.3%) to $10,915,000 from $14,237,000 in the year earlier period.
This decrease is primarily due to lower freight expenditures associated with the decrease in airline revenues. For the nine months ended June 30, 2002, selling, general and administrative expenses were 10.7% of net revenues as compared to 11.9% for the nine months ended July 1, 2001.

     Interest Expense. Interest expense for the nine months ended June 30, 2002 decreased $580,000 to $3,481,000 from $4,061,000 for the nine months ended July 1, 2001. This decrease is primarily the result of lower average interest rates on outstanding borrowings.

     Income Tax Provision. For the nine months ended June 30, 2002 and July 1, 2001, our income tax provision was $458,000 and $1,103,000, respectively, or 40.1% of income before income taxes.

     Net Income. Our net income for the nine-month period ended June 30, 2002 amounted to $683,000 as compared to $1,645,000 for the nine-month period ended July 1, 2001.

Fiscal Year Ended September 30, 2001 Compared to Fiscal Year Ended October 1,
2000

     Net Revenues. For the fiscal year ended September 30, 2001, our revenues increased $16,740,000 (11.5%) to $162,158,000 as compared to $145,418,000 for the fiscal year ended October 1, 2000. Compared to the prior fiscal year, we experienced a 34.4% growth rate in foodservice sales and a 4.6% growth rate in airline sales. These revenue increases are primarily the result of our capturing greater market share across several of our key product lines, as well as achieving increases in volume with several significant customers.

     Gross Profit. For the fiscal year ended September 30, 2001, our gross profit increased $354,000 to $28,516,000 as compared to $28,162,000 for the fiscal year ended October 1, 2000. Gross profit as a percentage of net revenues for the fiscal year ended September 30, 2001 was 17.6% compared to 19.4% in the comparable prior year period. The 2001 decrease is primarily the result of startup expenses incurred throughout 2001 related to our Chicago Brothers acquisition in late 2000 (approximately 33%) and competitive airline pricing, particularly in the fourth quarter of fiscal 2001 (approximately 67%).

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the fiscal year ended September 30, 2001 increased $1,684,000 (9.7%) to $19,033,000 as compared to $17,349,000 for the fiscal year ended October 1, 2000. This increase is primarily attributable to increased selling expenses (approximately $910,000), higher freight costs (approximately $623,000) and additional costs associated with the Chicago Brothers acquisition (approximately $152,000). For the fiscal year ended September 30, 2001, selling, general and administrative costs as a percentage of sales were 11.7% as compared to 11.9% in fiscal 2000.

     Other Expenses. For the fiscal year ended September 30, 2001, net other expenses increased $389,000 from the comparable 2000 period due primarily to an increase in interest expense.

     Income Taxes. For the fiscal year ended September 30, 2001, our income tax provision was $1,168,000, or 34.3% of income before income taxes and extraordinary item, compared to $1,798,000 for the fiscal year ended October 1, 2000, or 35.1% of income before income taxes and extraordinary item.

     Net Income. Our net income for the fiscal year ended September 30, 2001 amounted to $2,242,000 as compared to $2,492,000 after an extraordinary charge of $838,000 related to early extinguishment of debt, for the fiscal year ended October 1, 2000.

Fiscal Year Ended October 1, 2000 Compared to the Fiscal Year Ended September 26, 1999

     Net Revenues. For the fiscal year ended October 1, 2000, our revenues increased $32,402,000 (28.7%) to $145,418,000 as compared to $113,016,000 for the fiscal year ended September 26, 1999. Compared to the prior fiscal year, we experienced a 68.5% growth rate in airline sales, 42.7% growth in foodservice sales and 19.3% growth in retail sales.

     Gross Profit. Gross profit for the fiscal year ended October 1, 2000 increased $7,443,000 to $28,162,000 as compared to $20,719,000 for the fiscal year ended September 26, 1999. Gross profit as a percentage of net revenues for the fiscal year ended October 1, 2000 was 19.4% compared to 18.3% in the comparable prior year period. The increase is primarily attributable to improved purchasing practices, including the outsourcing of certain production (approximately 70%), a more effective pricing strategy (approximately 9%), together with manufacturing improvements and efficiencies (approximately 21%).

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the fiscal year ended October 1, 2000 increased $4,014,000 (30.1%) to $17,349,000 as compared to $13,335,000 for the fiscal year ended September 26, 1999, consisting of selling expenses (12%), storage and distribution expenses (64%) and general and administrative expenses (24%). For the fiscal year ended October 1, 2000, selling, general and administrative expenses were 11.9% of net revenues as compared 11.8% of net revenues for the fiscal year ended September 26, 1999.

     Interest Expense. For the fiscal year ended October 1, 2000, interest expense increased $351,000 to $5,142,000 as compared to $4,791,000 for the fiscal year ended September 26, 1999. The increase in interest expense is primarily the result of increased average borrowings during 2000 offset by slightly lower interest rates.

     Income Tax Provision. For the fiscal year ended October 1, 2000, our income tax provision was $1,798,000, or 35.1% of income before income taxes and extraordinary item, compared to $645,000 for the fiscal year ended September 26, 1999, or 39.1% of income before income taxes.

Liquidity and Capital Resources

     Our principal sources of liquidity are cash flow from operations, cash balances and additional financing capacity. Our cash and cash equivalents decreased $73,000 to $8,000 as of June 30, 2002, compared to $81,000 at September 30, 2001.

     During the nine months ended June 30, 2002, our operating activities provided cash of approximately $980,000, as compared to cash provided of $7,224,000 during the comparable period in fiscal 2001. The cash provided in the current period is primarily due to our operations, with reductions in receivables and inventories having been generally offset by reductions in trade accounts payable.

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

     During the nine months ended June 30, 2002, our investing activities resulted in a use of cash of approximately $2,451,000, as compared to $830,000 during the comparable period in fiscal 2001. The use of cash in the current period consisted exclusively of additions to property and equipment.

     During the nine months ended June 30, 2002, our financing activities resulted in cash provided of approximately $1,398,000, as compared to a use of cash of $6,537,000 during the comparable period in fiscal 2001. The cash provided in the current period resulted primarily from borrowings on our line of credit.

     Immediately prior to the completion of the spin-off, we expect to receive formal consents to the spin-off from our senior creditor, Union Bank of California, N.A. (the "Bank"), and our senior subordinated creditor. At that time, we expect to enter into amendments and restatements, as appropriate, to our financing agreements and other arrangements with them. We have agreed in principle with each of these creditors on the substantial forms of these amendments and restatements. These consents, amendments and restatements are necessary to comply with certain provisions in our existing financing agreements with each of these creditors that are affected by the spin-off and related transactions. The forms of these amendments and restatements contain certain conditions with respect to the completion of the spin-off and related transactions. The consents of our senior and senior subordinated creditors to the spin-off are conditioned upon our satisfying those conditions. If we do not receive the consent of these creditors, we will be prohibited from completing the spin-off and related transactions. See "Risk Factors--Risks Relating to the Spin-off--If we are unable to obtain certain third-party consents to the spin-off, our ability to implement our business strategy as currently planned could be materially adversely affected."

     We have a term loan with the Bank evidenced by a note in the original principal amount of $2,400,000, with an outstanding principal balance of $1,300,000 on June 30, 2002. The term loan bears interest at a reference rate announced by the Bank plus one percent. We pay the principal amount of the term loan in monthly installments of $50,000. We used the term loan to finance the acquisition of Chicago Brothers from Schwan's Sales Enterprises, Inc.

     The line of credit with the Bank expires on November 24, 2002. As of June 30, 2002, we had approximately $1.3 million available under our revolving line of credit with the Bank. Borrowings under the revolving line of credit bear interest at a rate, as selected by us at the time of borrowing, of prime plus ..50% or LIBOR plus 3.00%. The loan agreement provides, among other things, that we are subject to an unused line of credit fee of on the revolving line of credit of .25% per annum. The agreement contains various covenants including restrictions on capital expenditures, specified net worth levels and debt service ratios. In addition, the terms of the agreement generally prohibit loans, dividends or advances from us to Overhill Corporation and limit payments of taxes and other expenses to Overhill Corporation to specified levels. The line of credit is collateralized by all of our assets. In connection with the spin-off, the Bank intends to provide a limited release to Overhill Corporation from its guaranty of the credit facility and release our common stock owned by Overhill Corporation as collateral for its guaranty, thereby allowing Overhill Corporation to consummate the spin-off. Additionally, in connection with the spin-off, we have agreed in principle to an amended and restated loan agreement, and amendments and restatements of various related documents that provide for, among other things, a revolving line of credit to provide for borrowings limited to the lesser of $16 million or an amount determined by a defined borrowing base consisting of our eligible receivables and eligible inventory. In January 2002, the Bank charged us $120,000 for the amendments and waivers to the credit facility that were agreed to at that time.

     Subsequent to the spin-off, we intend to seek an extension of the maturity of our revolving line of credit agreement with the Bank. Additionally, we are currently seeking alternative arrangements with other lenders in the event we do not receive this extension from the Bank. We believe that this extension, or replacement of our arrangements with the Bank, will be obtained on similar terms and conditions to our current agreement, though no assurances can be made, and the Bank has made no assurances to us, in this regard. Failure to secure an extension of our revolving line of credit or obtain alternative methods of financing prior to the maturity of our existing agreement could have a material adverse effect on our business and operations.

     Our senior subordinated creditor is the holder of a secured senior subordinated note which it purchased from us in November 1999 pursuant to a securities purchase agreement. We expect to amend and restate the securities purchase agreement, the note and various related agreements in connection with the spin-off. We have agreed in principle with our senior subordinated creditor on the substantial forms of these amendments and restatements. The

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

note bears interest at a base rate per annum of 13.25%, with interest payable monthly. However, if we achieve specified EBITDA tests for fiscal year ending September 2003, the base rate will be reduced to 12.5%. The note matures on October 31, 2004. We are required to make mandatory principal payments each fiscal year in an amount equal to 50% of the excess cash flow, as defined, for the previous fiscal year. The amount of the principal prepayment for the fiscal year ended September 30, 2001 was approximately $781,000. We may make voluntary principal prepayments at any time, subject to prepayment premiums. The amended and restated securities purchase agreement will contain various covenants similar to those in our existing securities purchase agreement, including financial covenants covering restrictions on capital expenditures, minimum EBITDA and net worth levels, and specified debt service and debt to equity ratios. In addition, the terms of the amended and restated securities purchase agreement will prohibit changes in control, including ownership and management personnel, and contains customary restrictions on incurring indebtedness and liens, making investments, paying dividends and making loans or advances. The note and all other obligations owing by us to our senior subordinated creditor are secured by subordinated liens on substantially all of our assets and by a guaranty of Overhill Corporation and Overhill L.C. Ventures, Inc., our subsidiary. In connection with the spin-off, our senior subordinated creditor intends to release Overhill Corporation from its guaranty and release its lien on our common stock held by Overhill Corporation which secures Overhill Corporation's guaranty. See "Certain Transactions."

     In connection with the original securities purchase agreement, we issued to our senior subordinated creditor a warrant to purchase 166.04 shares of our common stock exercisable immediately at an exercise price of $0.01 per share. The warrant will be exercisable for 1,994,141 shares of our common stock following the contemplated 12,010 for 1 stock split, at an exercise price of $0.0000008 per share. At the date of issuance, the warrant granted to our senior subordinated creditor was estimated to have a fair value of $2.37 million.

     In 1999 when we entered into these transactions with the Bank and our senior subordinated creditor, we repaid in full the $22.7 million senior subordinated notes payable and the $9.6 million revolving line of credit outstanding to our previous lenders. Additionally, we repurchased for $3.7 million the warrants held by the previous subordinated lender to purchase 30% of our common stock. Also in connection with the refinancing, we were permitted to make a one-time advance of $1.25 million to Overhill Corporation for working capital and other specified purposes. We incurred costs and expenses in connection with the refinancing totaling approximately $1.9 million, substantially all of which was paid to the lenders. The early extinguishment of the previous indebtedness resulted in an extraordinary loss of approximately $1.3 million (net of a $500,000 refund for early payment of the senior subordinated notes), which was recognized during the fiscal year ended October 1, 2000.

     In 2002, we entered into various amendments to our securities purchase agreement with our senior subordinated creditor with respect to, among other things, the consolidation of our facilities and amendments to our financial covenants with it. In exchange for our senior subordinated creditor's consent and agreement to amend the securities purchase agreement and other investment documents and certain other consideration, we issued to it 23.57 shares of our Series A Convertible Preferred Stock and a warrant to purchase 57.57 shares of our common stock and agreed to pay a restructuring fee in an aggregate amount of $423,000 payable in three installments ending in March 2003. Following the contemplated 12,010 for 1 stock split, the shares of Series A Convertible Preferred Stock will be convertible into 283,076 shares of our common stock, and the warrant will be exercisable for 691,416 shares of our common stock at an exercise price of $0.0000008 per share. The designations for the Series A Convertible Preferred Stock provide the holder with, among other things, a liquidation preference per share of $31,820.11, plus declared and unpaid dividends, voting rights along with holders of common stock, protective provisions, conversion rights and anti-dilution protection.

     Our existing securities purchase agreement with our senior subordinated creditor provides that, immediately following the spin-off, it is entitled to anti-dilution protection so that the shares of common stock issuable upon exercise of its warrants and conversion of its shares of our Series A Convertible Preferred Stock will represent in the aggregate not less than 24.0% of our outstanding shares of capital stock, determined on a fully diluted basis and including the reservation of shares of common stock for issuance under our 2002 Employee Stock Option Plan. See "Risk Factors--Risks Relating to the Ownership of Our Common Stock--A small group of stockholders controls a significant amount of our common stock," "Principal Stockholders," "Description of Capital Stock" and "Certain Transactions."

     As of June 30, 2002, we were in violation of certain financial covenants with respect to our financing arrangements with the Bank and our senior subordinated creditor. As of September 11, 2002, we had received a

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

waiver of these violations from the Bank and an amendment to our financial covenants with our senior subordinated creditor, effective as of June 30, 2002. Additionally, we entered into further amendments to our financing arrangements with both creditors, whereby, among other things, future financial covenant requirements were modified to levels more consistent with the our current and future expected results of operations. We expect, based upon historical performance, current results of operations through August 2002 and forecasted performance throughout the remainder of fiscal 2002 and all of fiscal 2003, that it is probable that we will be in compliance with all of our revised financial and other covenant requirements. Accordingly, we have classified our outstanding senior subordinated debt, which matures in November 2004, as long-term in the accompanying unaudited consolidated balance sheet as of June 30, 2002. In the future, our failure to achieve certain revenue, expense and profitability forecasts could result in a violation of our amended financial covenants under our financing arrangements, which could have a material adverse effect on our financial condition, results of operations or cash flows.

     Pursuant to our equity repurchase option agreement with our senior subordinated creditor, we have the right to repurchase from it, in whole but not in part, the shares of our common stock issuable upon exercise of the warrants and conversion of the shares of our Series A Convertible Preferred Stock it holds and the shares of our Series A Convertible Preferred Stock it holds. We may exercise this option if:

     . a default occurs under the securities purchase agreement and the holder provides written notice to us requesting that we make payments in addition to those which we are then obligated to make under our then existing financing arrangement or declares all of our obligations to the holder under the securities purchase agreement to be immediately due and payable, or

     . if we notify the holder that we intend to merge, sell all or a significant portion of our assets, reorganize or recapitalize or enter into a bona fide transaction valued at more than $8.0 million and it does not consent to the transaction.

     If we exercise our repurchase option, we may repurchase its shares of our common stock for:

     . if our common stock is publicly traded, the greater of the current market price per share or an amount per share based on a predetermined formula, or

     . if our common stock is not publicly traded, an amount based on the predetermined formula.

     We may repurchase its shares of our Series A Convertible Preferred Stock for an amount equal to the greater of:

     . the number of shares of our common stock issuable upon conversion of the shares of Series A Convertible Preferred Stock being repurchased multiplied by the per share amount determined with respect to our common stock, and

     .   $540,000.

See "Principal Stockholders," "Description of Capital Stock" and "Certain Transactions."

     Below is a summarization of our contractual obligations at June 30, 2002.

                  Maturities of long-term debt at June 30, 2002

                    Fiscal Year
                -------------------
                Remainder of 2002                    $   310,732
                2003                                  14,022,677
                2004                                      50,202
                2005                                  25,254,790
                2006 and thereafter                       46,069
                                                     -----------
                Total                                 39,684,470
                Less unamortized debt
                    discount                          (1,387,167)
                                                     -----------
                                                     $38,297,303

                 Future minimum lease payments at June 30, 2002

                    Fiscal Year
                -------------------
                Remainder of 2002                    $   485,375
                2003                                   1,751,951
                2004                                   1,323,000
                2005                                   1,209,680
                2006 and thereafter                    4,777,534
                                                     -----------
                Total                                $ 9,547,540

     In January 2002, we entered into a lease for a 147,210 square foot facility in Vernon, California, and we have begun to consolidate certain of our home office, manufacturing and warehousing, product development, and marketing and quality control facilities into a single location. See "Business--Facilities."

     From time to time, we have made advances to Overhill Corporation for various purposes in the context of our parent-subsidiary relationship. We have approximately $11.2 million in receivables from Overhill Corporation and $1.0 million of payables to Overhill Corporation as of June 30, 2002. In connection with the spin-off, Overhill Corporation will transfer to us as partial payment of these advances two promissory notes made in the amounts of $207,375 and $184,875, made by James Rudis, our President and Chief Executive Officer, and William E. Shatley, our Senior Vice President and Treasurer, respectively. We intend to cancel the remaining amounts owed to us by Overhill Corporation in connection with the spin-off after obtaining the appropriate consents under our financing arrangements.

     A significant portion of our business is derived from the airline industry. The tragic events of September 11, 2001 have significantly impacted our sales to airline-related customers. Though the long-term effect of these events on the airline industry, airline revenues, and on our business in particular, cannot be accurately determined at this time, we are estimating that sales to airline-related customers in fiscal 2002 will decrease by 35% to 40% from 2001 levels. For the nine months ended June 30, 2002, $24.3 million, or approximately 24% of our revenues, as compared to $40.7 million, or approximately 34% of our revenues, for the same period in fiscal 2001, were derived from our airline customers.

     The terrorist attacks on the World Trade Center in New York and the Pentagon in Washington, D.C. using hijacked commercial aircraft have been highly publicized. The impacts that these events may have on the airline industry in general, and on our business in particular, are not known at this time. The effects of these tragic events have included, among other things, a decreased demand for air travel due to fears regarding additional acts of terrorism and increased costs and reduced operations, including meal service, by airlines due to new security directives adopted by the Federal Aviation Administration. In addition, airlines may continue to reduce meal service as a cost saving measure in response to a decline in air travel. In fact, American Airlines and Delta Airlines, two of our largest airline customers, have already reduced meal service on certain domestic flights. A significant portion of our business focuses on the airline industry, and these effects, depending on their scope and duration, which we cannot predict at this time, could negatively impact our financial position, results of operations or cash flows. See

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

"Risk Factors--Risks Related to Our Business and Industry--Decline in air travel may negatively impact our revenues and costs" and "Business--Sales and Marketing."

     Subject to our receipt of the extension from Union Bank or an alternative method of financing, as discussed above, we believe that the funds available to us from operations and existing capital resources will be adequate for our capital requirements for the next 12 months.

Quantitative and Qualitative Disclosures about Market Risk

     Our interest expense is affected by changes in prime and LIBOR rates as a result of our revolving line of credit facility and term loan with the Bank. If these market and reference rates increase by an average of 1 percent, our interest expense for the next twelve months would increase by approximately $140,000 based on the outstanding loan balances at June 30, 2002. We do not own, nor do we have an interest in any other market risk sensitive instruments. See "Business."

Recent Accounting Pronouncements

     In November 2001, the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement 144). These rules supersede FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, providing a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of Statement 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. SFAS 144 also supersedes the provisions of APB Opinion 30 with regard to reporting the effects of a disposal of a segment of a business and requires expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred (rather than as of the measurement date as previously required by APB 30). SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, although earlier application is encouraged. We have adopted SFAS 144 as of October 1, 2001. The adoption of SFAS 144 did not have a material effect on our financial position, results of operations or cash flows.

     In June 2001, the Financial Accounting Standards Board issued Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires that goodwill no longer be amortized but instead be tested at least annually for impairment by reporting unit. We are required to adopt SFAS 142 effective as of October 1, 2002, though early adoption as of October 1, 2001 is permitted. We have adopted SFAS 142 as of October 1, 2001 and no impairment of goodwill was recorded upon adoption. Had we been accounting for goodwill under SFAS 142, our income before income taxes and extraordinary item would have increased for fiscal years 2001, 2000 and 1999 by $830,000, $650,000 and $513,000,
respectively, and net income would have increased by $548,000 ($577.45 per share), $429,000 ($446.88 per share) and $339,000 ($333.99 per share), respectively. Also, had we been accounting for goodwill under SFAS 142, our income before income taxes and net income would have increased $623,000 and $411,000 ($428.13 per share), respectively, for the nine months ended July 1, 2001.

Critical Accounting Policies

     Management's discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. See Note 2 to the Consolidated Financial Statements. Management believes the following critical accounting policies are related to its more significant estimates and assumptions used in the preparation of its consolidated financial statements.

     Concentrations of Credit Risk. Our financial instruments that are exposed to concentrations of credit risk consist primarily of trade receivables. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. For the fiscal years ended September 30, 2001, October 1, 2000 and September 26, 1999, revenues from airline-related customers accounted for approximately 34%, 35% and 27% of total revenues, respectively. Additionally, accounts receivable from airline-related customers accounted for approximately 33% of the total accounts receivable balance at September 30, 2001. Our allowance for doubtful

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

accounts is calculated based primarily upon historical bad debt experience and current market conditions. Historically, bad debt expense and accounts receivable write-offs, net of recoveries, have been immaterial. The results of the tragic events of September 11, 2001 have significantly impacted our sales to airline-related customers. The long-term effect of these events on the airline industry, airline revenues, and on our business in particular, still cannot be accurately determined at this time. These effects, depending upon their scope and duration, which we cannot predict at this time, could negatively impact our financial position, results of operations, or cash flows.

     Inventories. Inventories, which include material, labor and manufacturing overhead, are stated at the lower of cost, which approximates the first-in, first-out (FIFO) method, or market. We use a standard costing system to estimate our FIFO cost of inventory at the end of each reporting period. Historically, standard costs have been materially consistent with actual costs. We determine the market value of our raw ingredients, finished product and packaging inventories based upon references to current market prices for such items as of the end of each reporting period and record a write down of inventory standard cost to market, when applicable.

     Excess of Cost Over Fair Value of Net Assets Acquired. The excess of cost over fair value of net assets acquired (goodwill) at the date of acquisition is amortized on a straight-line basis over 20 years. We determine the period to be benefited by using qualitative measuring factors such as competition, demand and obsolescence, as well as legal, regulatory and contractual provisions. In addition, we evaluate the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted cash flows of the related business unit. On October 1, 2001, we adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill no longer be amortized, but be tested at least annually for impairment by reporting unit. Our adoption of SFAS No. 142 on October 1, 2001 resulted in no impairment of goodwill being recorded upon adoption.

     Income Taxes. Deferred income taxes recorded using the liability method reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We are included in the consolidated federal tax return of Overhill Corporation and have provided for federal taxes on a separate company basis in accordance with SFAS No. 109, "Accounting for Income Taxes." Historically, with respect to our state income taxes, primarily in California, we have been able to reduce our tax liability by offsetting otherwise taxable income with other losses under the Overhill Corporation entity. On a separate company basis, we would have an approximate effective state tax rate of 5%.

                                    BUSINESS

History

     Overhill Farms, Inc. was formed in 1995 as a Nevada corporation. In May 1995, we acquired all of the operating assets of IBM Foods, Inc. for a cash payment of $31.3 million, plus the assumption of certain liabilities. While our business in nationwide, our headquarters are located in Vernon, California, and we have facilities throughout Southern California. During August 2000, we purchased the operating assets and trademarks of the Chicago Brothers food operations from a subsidiary of Schwan's Sales Enterprises, Inc. for total consideration of $4.2 million, consisting of cash of $3.3 million and a note payable to the seller for $900,000.

Products and Services

     Overhill Farms, Inc. is a value-added manufacturer of quality frozen food products including entrees, plated meals, meal components, soups, sauces, poultry, meat and fish specialties. We are positioned as a provider of custom prepared foods to a number of prominent customers such as Albertson's, Jenny Craig, Carl's Jr., Jack in the Box, Panda Express, Schwan's and King's Hawaiian as well as most domestic airlines, including American Airlines, United Airlines and Delta Airlines. Historically, we have served four industries: airlines, weight loss, foodservice and retail.

Sales and Marketing

     We market our products through an internal sales force and outside food brokers. Prior to September 11, 2001, we believed that the airline industry, while mature, represented an area for moderate growth potential in the future. We have refocused our attention on domestic carriers not currently being served to any great extent by us and on foreign carriers who are increasingly choosing frozen entrees as part of their in-flight feeding programs. Additionally, we estimated that the weight loss industry, predominantly our sales to Jenny Craig, would have little or no growth in the near term. Accordingly, we have realigned our sales force and redirected our marketing efforts to concentrate on the foodservice and retail markets.

     Approximately two-thirds of our sales for the nine months ended June 30, 2002 were derived from five customers, Panda Express, Jenny Craig, King's Hawaiian, Albertson's and American Airlines, representing approximately 21%, 15%, 11%, 9% and 7% of sales, respectively. Although our relationships with these customers continue to remain strong, there can be no assurance that these relationships will continue. As in the previous year, we have made a concerted effort to sign multi-year supply agreements with our major customers. Major contracts that were signed or extended in fiscal 2000 include American Airlines, Delta Airlines, Panda Express, and Schwan's. A decline in sales of our products to these customers or the loss of, or a significant change in the relationship between us and any of these key customers, could have a material adverse effect on our business and operating results. It is our objective to continue to reduce the reliance on a small concentration of accounts by further expansion into custom products for retail and foodservice customers nationwide.

Manufacturing and Sourcing

     Our manufacturing operations are located in six separate facilities with three in the Los Angeles area and three in the San Diego area. With the addition of the San Diego facilities and the outsourcing of certain products, management estimates that the combined facilities are operating at approximately 70% of capacity based on current product mix. We are currently in the process of implementing programs to improve manufacturing efficiencies including the consolidation of facilities and the addition of equipment to improve freezing capabilities and to automate some operations. We have entered a lease for a new facility in Vernon, California and are currently in the process of consolidating certain of our manufacturing, home office, warehousing, product development and marketing and quality control facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Facilities."

     Our ability to economically produce large quantities of our products, while at the same time maintaining a high degree of quality, depends on our ability to procure raw materials on a reasonable basis. We rely on a few large suppliers for our poultry products and purchase the remaining raw materials from suppliers in the open market. We do not anticipate any difficulty in acquiring these materials in the future. See "Risk Factors--Risks Related to Our

Business and Industry--We are subject to cost fluctuations in our operations that may adversely affect our profitability" and "--We are major purchasers of many commodities that we use for raw materials and packaging, and price charges for the commodities we depend on may adversely affect our profitability." Raw materials, packaging for production and finished goods are stored on site or in public frozen food storage facilities until shipment. During the three months ended December 30, 2001, we continued our program of outsourcing certain production where it proved economically efficient. We consider this program a success and plan to continue this program and expand it, where practicable. See "Risk Factors--Risks Related to Our Business and Industry--Our ability to compete effectively in the highly competitive food industry may affect our operational performance and financial results."

Backlog

     We typically deliver products directly from finished goods inventory. As a result, we do not maintain a large backlog of unfilled purchase orders. While at any given time there may be a small backlog of orders, our backlog is not material in relation to total sales, nor is it necessarily indicative of trends in our business. Some orders are subject to changes in quantities or to cancellation with 30 days' notice without penalties to customers. See "Risk Factors--Risks Related to Our Business and Industry--Some of our significant customer and supplier contracts are short-term."

Competition

     Our food products, consisting primarily of poultry, pasta, beef and assorted related products, compete with products produced by numerous regional and national firms. Many of these companies are divisions of larger fully integrated companies such as Tyson Foods and ConAgra, which have greater financial, technical, human and marketing resources than we have. Competition is intense with most firms producing similar products for the foodservice and retail industries. Competitive factors include price, product quality, product development, customer service and, on a retail basis, name recognition. We are competitive in this market by our ability to produce mid-sized/custom product runs, within a short time frame and on a cost effective basis. We can give no assurance that we will compete successfully against existing companies or new entrants to the marketplace. See "Risk Factors--Risks Related to Our Business and Industry--Our ability to compete effectively in the highly competitive food industry may affect our operational performance and financial results."

Product Development and Marketing

     We manufacture products in the retail and food service areas with branded and private label entrees. We maintain a comprehensive, fully staffed test kitchen which formulates recipes and upgrades specific products for current customers and establishes production and quality standards. We develop products based upon either customers' specifications, conventional recipes or new product developments. We are continuously developing recipes as customers' tastes and client requirements change. We also maintain a quality control department for testing and quality control.

Intellectual Property

     We have registered the trademark "Overhill Farms," among others, in the United States Patent and Trademark Office. In addition, we recently acquired from Schwan's Sales Enterprises, Inc. several trademarks relating to the acquired operations, including, among others, "Chicago Brothers" and "Florence Pasta and Cheese." See "Risks Factors--Risks Related to Our Business and Industry--We may not be able to protect our intellectual property and proprietary rights, which could harm our competitive position, resulting in decreased revenue."

Facilities

     We lease three manufacturing facilities in the Los Angeles, California area. Plant No. 1 is located in Inglewood, California and has 39,000 square feet of manufacturing area. Plants No. 2 and No. 3 are located in Vernon, California and have 49,000 and 27,000 square feet of manufacturing area, respectively. In addition to the manufacturing facilities, we also lease two warehouse facilities in Inglewood, California, one of which consists of 13,500 square feet of dry goods storage and the other consisting of 11,500 feet of dry goods storage and 7,700 square feet of frozen storage. Our recently acquired Chicago Brothers operations are conducted in leased facilities in San Diego, California consisting of a manufacturing facility of 33,300 square feet and a 9,400 square foot warehouse and administration facility. We believe that the existing facilities are adequate to meet our requirements in the foreseeable future. However, we entered into a ten-year lease for a 147,210 square foot facility in Vernon, California, and we have begun to consolidate certain of our home office, manufacturing and warehousing, product development, and marketing and quality control facilities into a single location. Though we are currently in the process of implementing various stages of this plan, management believes that when the plan is fully implemented, we should expect to achieve operating efficiencies as well as a reduction of our dependence on outside cold storage facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Legal Proceedings

     In June 2002, the United States Court of Appeals for the Ninth Circuit issued a ruling in an appeal involving the case entitled "Peltz, et al. v. Polyphase Corporation, et al." originally filed in fiscal 1997 against Overhill Corporation and certain of its officers and directors based on alleged misrepresentations that the plaintiffs claimed resulted in the market price of Overhill Corporation's stock being artificially inflated. Overhill Corporation is a named defendant in the Peltz action. We are not a named defendant in the Peltz action. The plaintiffs have not pleaded specific damages, but they have advanced damage estimates for the named plaintiffs ranging from approximately $27,000 to approximately $600,000. The plaintiffs in the Peltz action have never filed a motion for class certification and a class has never been certified; however, if a class is certified, damages for the putative class could be substantial and could have a material adverse effect on Overhill Corporation's business and financial condition which could have a material adverse effect on us if the plaintiffs in the Peltz action again try to delay or cancel the spin-off or file an action for damages directly against us.

     On November 12, 2000, the United States District Court for the District of Nevada granted summary judgment in favor of Overhill Corporation and certain of its current and former officers and directors on all of plaintiffs' claims and dismissed the case. The appeals court affirmed several of the district court's rulings, including the rejection of all claims against two defendants. The Court of Appeals reversed other portions of the lower court's judgment and remanded those aspects of the case back to the same district court for further review. Both sides filed petitions for rehearing, and in July 2002, the Court of Appeals revised certain statements in its original opinion. In September 2001, the plaintiffs requested the appeals court to enjoin the proposed spin-off of Overhill Farms. The appeals court denied the plaintiffs' request and directed them to address their request to the district court. The plaintiffs thereafter filed an application with the district court, which restrained the spin-off for a few days until a hearing could be conducted with respect to the proposed spin-off. Following an October 11, 2001 hearing at which counsel for all parties appeared, the district court dissolved its temporary restraining order, thereby allowing Overhill Corporation to proceed with the proposed spin-off. In September 2002, two of the five named plaintiffs in the Peltz action filed a second application with the district court to enjoin the spin-off. The district court denied the motions to enjoin the spin-off. Overhill Corporation has indicated that it would continue to vigorously defend against what it believes are unsupportable claims advanced by the plaintiffs' attorneys. An adverse resolution of any court action relating to the Peltz action could result in the delay or cancellation of the spin-off or in a court imposing other requirements on us that could have a material adverse effect on our business and financial condition.

     From time to time, we become involved in various lawsuits, claims and proceedings related to the conduct of our business. Management does not believe that the disposition of any pending claims is likely to have a material adverse effect on our financial condition, results of operations or cash flows.

Employees

     As of June 30, 2002, we had approximately 864 full time employees. Most of our operations are labor intensive, generally requiring semi-skilled employees. Also, the Los Angeles manufacturing employees are unionized with contracts through 2003 and 2004 covering each of the three plants. Our union contract with Teamsters Local 986, which represents our Plant No. 1 employees, was renewed as of December 1, 2000 through November 30, 2003. The union for our other Los Angeles operations ratified a renewal of their union contract on March 1, 2002. We believe relations with the unions are good.

     Manufacturing processes in San Diego are more machine intensive, requiring more skilled machine operators, mechanics, and supervision. The workforce in San Diego is not unionized and labor relations have continued to be supportive of the recent management change following our purchase of the Chicago Brothers operations. We consider our relations with all of our employees to be good.

Regulation

     Food manufacturers are subject to strict government regulation, particularly in the health and environmental areas, by the United States Department of Agriculture, also called the "USDA," the Food and Drug Administration, or the "FDA," Occupational Safety and Health Administration and the Environmental Protection Agency. Our food processing facilities are subject to on-site examination, inspection and regulation by the USDA. Compliance with the current applicable federal, state and local environmental regulations has not had, and we do not believe that in the future such compliance will have, a material adverse effect on our financial position, results of operations, expenditures or competitive position. To date, we have never been required to recall any of our products. See "Risk Factors--Risks Related to Our Business and Industry--If our food products become adulterated or misbranded, we would need to recall those items and may experience product liability claims if consumers are injured as a result." During 1997, we implemented a Hazard Analysis Critical Point Plan to ensure proper handling of all food items. This plan is currently in use by us as well. See "Risk Factors--Risks Related to Our Business and Industry--Our business is subject to federal, state and local government regulations, the impact of which could have a negative impact on our business and financial position."

                                   MANAGEMENT

     Immediately following the spin-off, our board of directors is expected to consist of the individuals named below, who will hold office until the next annual meeting of stockholders, or until their respective successors are duly elected and qualified.

                                                                           Present
                                                                       Office(s) Held                    Director
                    Name                          Age                  In the Company                      Since
                    ----                          ---                  --------------                      -----
James Rudis ..................................     52    President, Chief Executive Officer and Chairman   1995
                                                         of the Board of Directors

Richard A. Horvath. ..........................     56    Senior Vice President, Secretary, Chief           1999
                                                         Financial Officer and Director

William E. Shatley ...........................     56    Senior Vice President, Treasurer and              1998
                                                         Director

Robert W. Schleizer ..........................     48    Director                                          2002

Harold Estes .................................     62    Director                                          2002

Geoffrey A. Gerard ...........................     57    Director                                          2002

John E. McConnaughy, Jr. .....................     73    Director                                          2002

     The following information regarding the principal occupations and other employment of our directors during the past five years and their directorships in certain companies is as reported by the respective directors:

     James Rudis was elected to our board of directors in April 1995 and has served as President since June 1997. He has also served as a director of Overhill Corporation since December 1992, Chairman and Chief Executive Officer of Overhill Corporation since February 1998 and President of Overhill Corporation since July 1997. He served as Executive Vice President of Overhill Corporation from March 1994 until July 1997. Mr. Rudis will remain as a director of Overhill Corporation for a period of no greater than one year after the spin-off to facilitate the transition of Overhill Corporation and Overhill Farms, Inc. into two separate companies. Prior to his employment with us and with Overhill Corporation, Mr. Rudis was President of Quorum Corporation, a private consulting firm involved in acquisitions and market development. From 1970 until 1984, he held various executive positions in CIT Financial Corporation, including Vice President and Regional Manager of that company's Commercial Finance Division.

     Richard A. Horvath was elected to our board of directors in November 1999 and has served as our Senior Vice President and Secretary since November 1997. Mr. Horvath has been in the food industry for almost 30 years. Prior to his employment at Overhill Farms, Mr. Horvath served as the Chief Financial Officer of Martino's. During the period of 1973 to 1996, he held various positions with the Carnation Company, Star Kist Foods, and Mission Foods.

     William E. Shatley was elected to our board of directors and was named as our Senior Vice President and Treasurer in February 1998. Mr. Shatley has served as Senior Vice President of Overhill Corporation since March 1994 and as a director of Overhill Corporation since February 1998. He joined Overhill Corporation in an executive capacity in October 1993, having previously served on an advisory basis since the relocation of its corporate offices to Texas in 1992. Mr. Shatley, a certified public accountant since 1970, previously conducted his own consulting and accounting practice from 1982 to 1993, after having served as Vice President and Chief Financial Officer of Datotek, Inc. from 1977 to 1982 and in an executive capacity with Arthur Andersen from 1968 to 1977.

     Geoffrey A. Gerard was elected to our board of directors in February 2002. Mr. Gerard served as Secretary and General Counsel of Equivest, Inc. from 1975 to 1977. Mr. Gerard then served as Secretary and General Counsel for two privately-held oil and gas exploration companies until 1978. Mr. Gerard has been in the private practice of law in Dallas County, Texas since 1978 specializing in business transactions. Mr. Gerard received his B.S. in Business-Finance and his J.D. from Indiana University.

     Additional directors may be elected or appointed in connection with the spin-off, and we intend to add additional outside directors to our board of directors. Currently, we anticipate that the following individuals will be appointed to our board of directors prior to the effective date of the spin-off:

     . Robert W. Schleizer. Mr. Schleizer has been a partner with Tatum CFO Partners, LLP, a national firm of Chief Financial Officers, since October 1999. Mr. Schleizer also served as Chief Financial Officer and Chief Operating Officer of Barber Trucking, a privately held national trucking company, from January 1998 to November 1999. From 1995 to 1997, Mr. Schleizer was President, Treasurer and a director of Pegasus Industries, Inc., a retail and financial services firm. Mr. Schleizer has been Executive Vice President, Chief Financial Officer, Treasurer and Director of PawnMart, Inc. since January 2001. PawnMart, Inc. filed for bankruptcy in July 2001 and its plan of reorganization was confirmed by the bankruptcy court in May 2002. From 1987 to 1997, Mr. Schleizer served as a business and financial consultant with Pegasus Financial Services, Inc. Mr. Schleizer previously served as a director of Overhill Farms, Inc. from July 2000 until December 2001.

     . Harold Estes. Mr. Estes is the President of Texas Timberjack, Inc. ("TTI"), a wholly owned subsidiary of Overhill Corporation. He was elected as a director of Overhill Corporation in February 1996 and resigned from the Overhill Corporation board of directors in April 1997. TTI is a distributor of industrial and commercial timber and logging equipment and is also engaged in certain related timber and sawmill operations. Mr. Estes has been President of TTI since 1984, when he acquired TTI from Eaton Corporation. Mr. Estes previously served as a director of Newton Bancshares, Inc., the parent of First National Bank of Newton (Texas) for approximately 10 years until the sale of the bank in October 2001.

     . John E. McConnaughy, Jr. Mr. McConnaughy has served as Chairman and Chief Executive Officer of JEMC Corporation, a personal holding company since he founded it in 1985. His career includes positions of management with Westinghouse Electric and the Singer Company, as well as service as a director of numerous public and private companies. In addition, he previously served as Chairman and CEO of Peabody International Corp. and Chairman and CEO of GEO International Corp. He retired from Peabody in February 1986 and GEO in October 1992. Mr. McConnaughy served as Chairman of Excellence Group, LLC, which filed a petition for bankruptcy under Chapter 11 in January 1999, and currently serves on the boards of five other public companies (Wave Systems, Inc., Mego Financial Corp., Riddell Sports, Inc., Levcor International, Inc., and DeVlieg Bullard, Inc.), and one private company (PetsChoice, Ltd.). He also serves on the Board of Trustees and Executive Committee of the Strang Cancer Prevention Center and as Chairman of the Board for the Harlem School of the Arts. Mr. McConnaughy holds a B.A. of Economics from Denison University, and an M.B.A. in Marketing and Finance from Harvard's Graduate School of Business Administration.

Board of Directors and Committees

     Our board of directors did not hold regularly scheduled meetings during the fiscal year ended September 30, 2001. Following the spin-off, our board of directors may use working committees with functional responsibility in the more complex recurring areas where disinterested oversight is required. In addition to other committees established by our board of directors from time to time, in connection with the spin-off our board of directors intends to establish the Audit Committee and the Compensation Committee.

Audit Committee

     In connection with the spin-off, we intend to form the Audit Committee to be composed of three independent outside directors. The Audit Committee will operate pursuant to a charter approved by our board of directors, according to the rules and regulations of the Securities and Exchange Commission and the American Stock Exchange. Its functions will be to monitor our financial reporting process and internal control system, review and appraise the audit efforts of our independent auditors and provide an avenue of communication among our independent accountants, financial and senior management and our board of directors. We anticipate that the Audit Committee will consist of Mr. Gerard, Mr. Schleizer and Mr. McConnaughy.

Compensation Committee

     In connection with the spin-off, we intend to form the Compensation Committee to be composed entirely of disinterested non-employee directors. The Compensation Committee functions will be to administer our employee stock option plans and approve the granting of stock options and approve compensation for officers. We anticipate that the Compensation Committee will consist of Mr. Gerard, Mr. Schleizer and Mr. McConnaughy.

Director Compensation

     We have never paid any compensation to our directors for their services as directors. However, we intend to pay director compensation following the spin-off, though we have not yet determined the director compensation.

     The compensation of our employee directors is discussed under "Historical Compensation of Executive Officers" below.

Employment Agreements

     James Rudis, our President, and William E. Shatley, our Senior Vice President and Treasurer, have each entered into an employment agreement with us and Overhill Corporation. We may replace these agreements with Mr. Rudis and Mr. Shatley in connection with the spin-off, and Overhill Corporation would not be a party to the replacement agreements. Richard A. Horvath, our Senior Vice President and Secretary, also has entered into an employment agreement with us. We do not maintain employment agreements with any of our other personnel.

        James Rudis and William E. Shatley Employment Agreements

     Mr. Rudis' and Mr. Shatley's current employment agreements each have an initial term of five years, commencing November 1, 1999, automatically renewing from year to year thereafter unless terminated by either party thereto. These agreements provide that we will review their compensation annually and may increase it in a percentage not less than that of the annual increase in the cost of living. Each employment agreement contains a covenant by the executive not to compete with us during the term of his employment and for a period of one year thereafter.

     These employment agreements also provides that if the executive is terminated by reason of his death or disability, he or his estate is entitled to receive:

     .  his base salary through the date of termination;

     . all bonuses earned through the date of termination, paid in accordance with the terms of the bonus plan pursuant to which the bonus was earned;

     .  accrued but unused vacation and sick leave pay;

     . reimbursement for reasonable and necessary business expenses incurred before termination;

     .  all rights to which he is granted under our life insurance policy; and

     . all amounts to which he is entitled under any profit sharing plan of our company.

     If the executive voluntarily resigns prior to the end of the term, he is entitled to receive all amounts that he would receive as if he was terminated as a result of death or disability and accrued but unused personal business days paid at a per diem rate equivalent to the executive's then current salary, provided, however, that he will not be entitled to receive any bonus payments. In the event the executive is terminated for cause, he is entitled to receive all amounts that he would receive as if he was terminated as a result of death or disability. If he is terminated other than for cause, he is entitled to receive:

     . in a lump sum, the remainder of his salary for the remainder of the term of the agreement;

     . any bonus earned through the date of termination, paid in accordance with the terms of the bonus plan pursuant to which any bonus may have been earned;

     .  accrued but unused vacation and sick leave pay;

     . reimbursement for reasonable and necessary business expenses incurred prior to termination;

     .  all rights to which he is granted under our life insurance policy;

     . all amounts to which he is entitled under any profit sharing plan of our company; and

     . monthly payments for one year equal to the monthly premium required to maintain his life and health insurance benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 under our group insurance plan.

If he is terminated other than for cause, he is also entitled to have all indebtedness by him to us and Overhill Corporation forgiven and to use the car provided to him in his employment agreement for one year following the date of termination.

        Richard A. Horvath Employment Agreement

     Mr. Horvath's employment agreement has an initial term of three years, commencing November 1, 1999, automatically renewing from year to year thereafter unless terminated by either party thereto. Compensation is set in his agreement, subject to our review on an annual basis. His agreement contains a covenant by him not to compete with us during the term of his employment and for a period of one year thereafter. His employment agreement also provides that if he is terminated by reason of his death or disability, he or his estate is entitled to receive:

     .  his base salary through the date of termination;

     . all bonuses earned through the date of termination, paid in accordance with the terms of the bonus plan pursuant to which the bonus was earned;

     .  accrued but unused vacation and sick leave pay;

     . reimbursement for reasonable and necessary business expenses incurred before termination; and

     . all amounts to which he is entitled under any profit sharing plan of our company.

     If Mr. Horvath voluntarily resigns prior to the end of the term, he is entitled to receive all amounts that he would receive as if he was terminated as a result of death or disability and accrued but unused personal business days, provided, however, that he will not be entitled to receive any bonus payments. In the event Mr. Horvath is terminated for cause, he is entitled to receive all amounts that he would receive as if he was terminated as a result of death or disability, provided, however, that he will not be entitled to receive any bonus payments or any reimbursement expenses. If he is terminated other than for cause, he is entitled to receive:

     . in a lump sum, an amount equal to the greater of the remainder of his salary for the current year or $200,000;

     . any bonus earned through the date of termination, paid in accordance with the terms of the bonus plan pursuant to which any bonus may have been earned;

     .  accrued but unused vacation and sick leave pay;

     . reimbursement for reasonable and necessary business expenses incurred prior to termination;

     . all amounts to which he is entitled under any profit sharing plan of our company; and

     . monthly payments for one year equal to the monthly premium required to maintain his life and health insurance benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 under our group insurance plan.

2002 Employee Stock Option Plan of Overhill Farms, Inc.

     Prior to the spin-off, our board of directors adopted the 2002 Employee Stock Option Plan of Overhill Farms, Inc. to become effective after the spin-off, and our stockholders will be asked to approve the plan at our next annual meeting of stockholders following the spin-off. We have reserved 800,000 shares of our common stock, on a post-stock split basis, for issuance under the plan. The plan is intended to advance our best interests to attract, retain and motivate directors, officers, key employees and consultants by providing them with additional incentives through the award of incentive stock options and non-qualified stock options.

     Eligibility

     Our employees, directors and consultants will be eligible to be granted awards under the plan. However, only our employees will be eligible to receive incentive stock options.

     Administration

     The plan will be administered by the Compensation Committee of our board of directors or another committee appointed by our board of directors composed of outside directors. The committee will have the discretion and the authority to adopt rules and regulations for carrying out the purposes of the plan.

     Stock Options

     The stock option plan will provide for the grant of both options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code, as well as non-qualified stock options. The maximum term of a stock option granted under the stock option plan is ten years, except that with respect to incentive stock options granted to a person who owns stock having more than 10% of the voting power of our stock, the term of an option shall not exceed five years.

     Options will be issued at an exercise price determined by the committee except that the exercise price of incentive stock options granted under the stock option plan must be at least equal to the fair market value of our common stock on the date of the grant. However, for any optionee who owns stock possessing more than 10% of the voting power of our stock, the exercise price for incentive stock options must be at least 110% of the fair market value of our common stock on the date of the grant. The exercise price of non-qualified stock options will be determined by the committee and may be less than, equal to or greater than the fair market value of our common stock on the date of the grant. The aggregate fair market value on the date of grant of the common stock for which incentive stock options are exercisable by an optionee during any calendar year may not exceed $100,000.

     Options granted under the proposed stock option plan may be exercised in whole or in part as specifically set forth in the option agreement, and, except as provided by law, no incentive stock options may be transferred except by will or by the laws of descent and distribution. The committee may provide in an agreement granting non-qualified options that the non-qualified options are transferable and the extent to which the non-qualified options are transferable. The board of directors may terminate the stock option plan after its adoption in whole or in part at any time and may amend the stock option plan after its adoption from time to time without stockholder approval so long as no stock option award is revoked or altered in a manner unfavorable to the holder. The stock option plan is expected to terminate on the tenth anniversary of the effective date of the stock option plan, unless terminated earlier by the board of directors.

Historical Compensation of Executive Officers

     The following table sets forth for fiscal 2001, 2000 and 1999 compensation awarded or paid to Mr. James Rudis, our Chairman, Chief Executive Officer and President, Mr. William E. Shatley, our Senior Vice President and Treasurer, for services rendered to Overhill Corporation and its subsidiaries (including our company). Mr. Rudis and Mr. Shatley are the only individuals who served as executive officers of Overhill Corporation for the year ended September 30, 2001 who also will serve as our executive officers. The following table also sets forth for fiscal 2001, 2000 and 1999 compensation awarded to Mr. Richard A. Horvath, our Senior Vice President and Secretary, for services rendered to Overhill Farms, Inc. The compensation described in this table for Mr. Rudis and Mr. Shatley was paid by Overhill Corporation or Overhill Farms. The table does not reflect the compensation to be paid to our executive officers in the future. Mr. Rudis, Mr. Shatley and Mr. Horvath are also referred to in this section as "named executive officers." Other than as indicated in the table below, none of our executive officers received salary plus bonus in excess of $100,000 for fiscal year 2001.

                           Summary Compensation Table

                                                               Annual Compensation
                                                      --------------------------------------
            Name and Principal              Fiscal                              Other Annual
                 Position                    Year        Salary        Bonus    Compensation
                 --------                  --------   ------------   ---------  ------------
James Rudis .............................    2001      $ 230,000     $ 40,000    $   - (1)
Chairman, Chief                              2000      $ 225,769     $ 25,000    $   - (1)
Executive Officer,                           1999      $ 180,000     $      0    $   - (1)
President and
Director of Overhill Corporation and
Overhill Farms, Inc.

William E. Shatley ......................    2001      $ 168,000     $ 15,000    $   - (1)
Senior Vice                                  2000      $ 165,000     $ 15,000    $   - (1)
President,                                   1999      $ 132,000     $      0    $   - (1)
Treasurer and
Director of Overhill Corporation and
Overhill Farms, Inc.

Richard A. Horvath ......................    2001      $ 140,000     $ 20,000    $   - (1)
Senior Vice President, Secretary and         2000      $ 140,000     $ 15,000    $   - (1)
Director of Overhill Farms, Inc.             1999      $ 127,600     $      0    $   - (1)

-----------------------------------------------
(1) The named executive officers each received certain perquisites and other personal benefits from Overhill Corporation or Overhill Farms during fiscal 2001, 2000 and 1999. These perquisites and other personal benefits, however, did not equal or exceed 10% of the named executive officers' salary and bonus during fiscal 2001, 2000 or 1999.

Compensation Committee Interlocks and Insider Participation

     No member of the Compensation Committee will be an officer or employee of our company or any of our subsidiaries or has had any relationship requiring disclosure pursuant to Item 404 of Regulation S-K under the Securities Act of 1933, as amended. None of our executive officers serves as a member of a compensation committee of another corporation (or other board committee of such company performing similar functions or, in the absence of any such committee, the entire board of directors of such corporation), one of whose executive officers serves on the Compensation Committee. None of our executive officers serves as a director of another corporation, one of whose executive officers served on the Compensation Committee. None of our executive officers serves as a member of a compensation committee of another corporation (or other board committee of such corporation performing similar functions or, in the absence of any such committee, the entire board of directors), one of whose executive officers serves as one of our directors.

                             PRINCIPAL STOCKHOLDERS

     Prior to the spin-off, Overhill Corporation owned 99% of our issued and outstanding common stock. The following table sets forth certain information with respect to beneficial ownership of our common stock as of September 19, 2002 after giving pro forma effect to the spin-off, for:

         . each person who is known by us to beneficially own more than 5% of our common stock,

         .  each of our directors and named executive officers, and

         .  all directors and officers as a group.

     The percentage of ownership is based on 9,400,828 shares of common stock outstanding as of September 19, 2002. As of the date of this information statement, there were outstanding 782.75 shares of our common stock. To effect the spin-off, we intend to authorize a 12,010 for 1 stock split such that there will be 9,307,750 shares of our common stock distributed to the stockholders of Overhill Corporation on the effective date of the spin-off. Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the principal address of each of the parties listed below is c/o Overhill Farms, Inc., 2727 East Vernon Avenue, Vernon, California 90058.

                                                                  Shares Beneficially Owned (1)(2)
                                                                  --------------------------------
           Name of Beneficial Owner                                  Number             Percent
           ------------------------                                  ------             -------
           James Rudis .......................................       278,950              3.0
           William E. Shatley (3) ............................       202,350              2.2
           Richard A. Horvath ................................         5,750                *
           Harold Estes (4). .................................     2,007,750             21.4
           John E. McConnaughy, Jr. (5) ......................       610,300              6.5
           Levine Leichtman Capital Partners II, L.P. (6) ....     3,221,260             24.0(6)
           All directors and officers as a group
              (6 persons)(3)(4)(5) ...........................     3,105,100             33.0

------------------------------------------------------------
* Indicates ownership of less than 1% of our common stock

(1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted below. Amounts shown include shares of common stock issuable upon exercise of certain outstanding options within 60 days after September 19, 2002.

(2) Except for the percentages of certain parties that are based on presently exercisable options which are indicated in the following footnotes to the table, the percentages indicated are based on 9,400,828 shares of common stock issued and outstanding on September 19, 2002.

(3) Includes 79,100 shares that Mr. Shatley may be deemed to beneficially own as a general partner in a family limited partnership.

(4) Mr. Estes' address is Highway 59 South, Route 15, Box 9475, Lufkin, Texas 75901.

(5) Mr. McConnaughy's address is 1011 High Ridge Road, Stamford, Connecticut 06905.

(6) Consists of, following the contemplated 12,010 for 1 stock split, (a) 2,685,557 shares of our common stock issuable upon exercise of two warrants owned by Levine Leichtman Capital Partners II, L.P. ("LLCP"), (b) 23.57 shares of our Series A Convertible Preferred Stock convertible into 283,076 shares of our common stock owned by LLCP and (c) an additional 252,632 shares of our common stock issuable to LLCP upon the reservation of 800,000 shares of our common stock under our 2002 Employee Stock Option Plan of Overhill Farms, Inc. pursuant to the anti-dilution protection granted to LLCP in the amendments to our securities purchase agreement whereby the number of shares of our capital stock beneficially owned by LLCP on a fully diluted basis immediately following the spin-off shall not be less than 24.0% of our capital stock. See "Risk Factors--Risks Relating to the Ownership of Our Common Stock--A small group of stockholders controls a significant amount of our common stock" and "Certain Transactions." LLCP California Equity Partners II, L.P., a California limited partnership, is the sole general partner of LLCP. Levine Leichtman Capital Partners, Inc., a California corporation, is the sole general partner of the LLCP California Equity Partners II, L.P. Arthur E. Levine is a director, the President and a shareholder of Levine Leichtman Capital Partners, Inc. Lauren B. Leichtman is a director, the Chief Executive Officer and a shareholder of Levine Leichtman Capital Partners, Inc. The address of each of LLCP, LLCP California Equity Partners II, L.P., Levine Leichtman Capital Partners, Inc., Mr. Levine and Ms. Leichtman is c/o Levine Leichtman Capital Partners II, L.P., 335 North Maple Drive, Suite 240, Beverly Hills, California 90210.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share and 50,000,000 shares of preferred stock, par value $0.01 per share. Prior to the spin-off, we intend to amend and restate our articles of incorporation and bylaws and the following descriptions assume the amended and restated articles of incorporation and bylaws are in effect.

Common Stock

     As of the date of this information statement, there were outstanding 782.75 shares of our common stock and approximately 190 stockholders of record of Overhill corporation common stock. To effect the spin-off, we intend to authorize a 12,010 for 1 stock split such that there will be 9,400,828 shares of our common stock outstanding and 9,307,750 shares of our common stock distributed to the stockholders of Overhill Corporation immediately after the spin-off.

     The holders of our common stock are entitled to one vote upon each matter submitted to the stockholders for consideration for each share held of record and in such manner as may be provided by law. Holders of our common stock do not have cumulative voting rights and are entitled to one vote per share on all matters on which the holders of common stock may vote. The common stock does not have preemptive rights and is not subject to redemption or conversion. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable. Our common stock has been approved for listing on the American Stock Exchange under the symbol "OFI." See "The Spin-off - Listing and Trading of Our Common Stock."

Preferred Stock

     General

     Our board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions on the preferred stock. The preferences, rights and restrictions may differ with respect to the number of shares constituting a series or the designation of a series, voting rights, dividend rights, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights, and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of Overhill Farms, Inc. Except as described under "--Series A Convertible Preferred Stock" below, we currently do not plan to issue any shares of preferred stock.

     Series A Convertible Preferred Stock

     Background. In March 2002, we created a series of preferred stock designated as "Series A Convertible Preferred Stock," par value $0.01 per share. We authorized 28 shares of Series A Convertible Preferred Stock, and 23.57 shares are outstanding as of the date of this information statement. "See Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     Dividends. The holders of shares of our Series A Convertible Preferred Stock are entitled to receive, out of any assets legally available therefor, when, as and if declared by our board of directors, dividends in an amount equal to any dividends payable to holders of our common stock, based on the largest number of full shares of common stock into which the holders' shares of our Series A Convertible Preferred Stock could be converted on the record date for payment of each such dividend.

     Liquidation Preference. In the event of our liquidation, dissolution or winding up, the holders of our Series A Convertible Preferred Stock will be entitled to receive, prior and in preference to any distribution of our assets to the holders of our common stock or other junior capital stock, an amount per share equal to $31,820.11, plus an amount equal to declared but unpaid dividends for each share of our Series A Convertible Preferred Stock. The merger, exchange, consolidation, reorganization or sale of all or substantially all of our assets or other transaction in which control of Overhill Farms, Inc. is transferred shall be deemed to be a liquidation, dissolution or winding up. The spin-off is not deemed to be a liquidation, dissolution or winding up.

     Conversion. Each share of our Series A Convertible Preferred Stock is convertible at the option of the holder at any time into the number of shares of common stock determined by dividing $31,820.11 by the then effective conversion price, which is currently $31,820.11. The outstanding shares of our Series A Convertible Preferred Stock are currently convertible into 23.57 of common stock. Following the contemplated 12,010 for 1 stock split, the outstanding shares of Series A Convertible Preferred Stock will be convertible into 283,076 shares of our common stock. The conversion price and the number of shares of our common stock into which the shares of Series A Convertible Preferred Stock are convertible are subject to adjustment from time to time, subject to certain exceptions, in the case of:

     . the issuance of additional shares of our common stock for a price per share less than the conversion price in effect on the date of the issuance of the additional shares of common stock;

     . the declaration or payment of any dividend or other distribution on our common stock, without consideration, payable to one or more stockholders in additional shares of common stock or other securities or rights convertible into, or entitling the holder thereof to receive, directly or indirectly, additional shares of our common stock;

     . a subdivision, by stock split, reclassification or otherwise, of the outstanding shares of our common stock into a greater number of shares of our common stock;

     . a combination or consolidation by reverse stock split of the outstanding shares of our common stock into a smaller number of shares of our common stock; or

     . the common stock issuable upon the conversion of the Series A Convertible Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, reorganization, merger, exchange, consolidation, sale of assets or otherwise.

     Voting Rights. The holders of our Series A Convertible Preferred Stock will vote with the holders of common stock on all matters and will vote together with the holders of common stock, and not as a separate class based on the number of shares of our common stock into which the shares of Series A Convertible Preferred Stock could be converted. In addition, for so long as at least 20% of the total number of shares of our Series A Convertible Preferred Stock issued remain outstanding, the vote of at least at least a majority of the shares of our Series A Convertible Preferred Stock, voting as a separate class, is required for us to:

     . increase or decrease the authorized number of shares of our Series A Convertible Preferred Stock;

     . alter or change the rights, preferences, privileges or powers of the shares of our Series A Convertible Preferred Stock; or

     . create, authorize or designate any new class or series of capital stock having rights, preferences or privileges ranking senior to, or on parity with, the shares of our Series A Convertible Preferred Stock, or increase the rights, preferences or privileges, or the authorized number of shares of any class or series or our capital stock having rights, preferences or privileges ranking senior to, or on a parity with, the shares of our Series A Convertible Preferred Stock.

     Special Meeting. The holders of at least a majority of the shares of outstanding Series A Convertible Preferred Stock have the right to call one special meeting of stockholders in any calendar year.

     Registration Rights. In connection with our financing arrangements with our senior subordinated creditor, we entered into a registration rights agreement in November 1999 with it, as the holder of the warrant we issued to it, whereby we agreed to register under the Securities Act of 1933, as amended, shares of our common stock it holds or acquires, which includes shares of our common stock it acquires upon exercise of its warrants to purchase our common stock, conversion of its shares of our Series A Convertible Preferred Stock and any other acquisition of our common stock. In addition, we agreed under certain circumstances, upon the request of the holder, to include its shares of our common stock in a securities registration that we undertake on our behalf or on behalf of others. We expect to amend and restate the registration rights agreement on similar terms in connection with the spin-off.

     Preemptive Rights. Under the investor rights agreement with our senior subordinated creditor, it has a right of first refusal to purchase its pro rata share of certain issuances of our capital stock. The shares of our common stock issuable upon the exercise of the warrants and upon conversion of the shares of our Series A Convertible Preferred Stock held by it are included in the calculation to determine their pro rata share.

Certain Provisions of Governing Documents

     Amendment to Articles of Incorporation

     Subject to the voting rights of the holders of our Series A Convertible Preferred Stock, our articles of incorporation may be amended by our board of directors and a majority of our stockholders entitled to vote on such amendment. See "-- Preferred Stock-Series A Convertible Preferred Stock--Voting Rights."

     Amendment to Bylaws

     Our board of directors may amend our bylaws or adopt additional bylaws, but may not alter or repeal any bylaws adopted by our stockholders.

Business Combinations

     Nevada's business combinations statute, Nevada Revised Statutes Sections 78.411-78.444 prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. An "interested stockholder" is a person who:

     . directly or indirectly beneficially owns 10% or more of the voting power of the outstanding voting shares of the corporation, or

     . is an affiliate or associate of the corporation and at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

     Under certain circumstances, a corporation may not engage in a combination within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval was not obtained, then after the three-year period expires, the combination may be consummated if all the requirements in the corporation's articles of incorporation are met and if approvals of the board of directors or non-interested stockholders are obtained. We have elected not to be governed by these provisions in our amended and restated articles of incorporation. However, this election is not effective until 18 months after the approval of our amended and restated articles of incorporation in September 2002 and may not be effective at that time unless we meet certain conditions under the Nevada statute.

Limitation of Liability and Indemnification

     Under Nevada law, a corporation may indemnify any director, officer, or other person who was, is or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation due to his or her corporate role. Nevada law extends this protection against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the proceeding if he or she acted

     .   in good faith,

     . in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and

     . with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Under Nevada law, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding. Regardless of whether a director, officer, employee or agent has the right to indemnity, Nevada law allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

     Our articles of incorporation provide that none of our directors or officers will be personally liable to our company or any of our stockholders for damages for breach of fiduciary duty as a director or officer or for any act or omission of any such director or officer. However, our articles of incorporation do not limit the liability of our directors and officers for acts or omissions involving intentional misconduct, fraud or a knowing violation of law or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

     Our bylaws provide that we will indemnify our current or former directors or officers or any person who may have served at our request as a director or officer of another corporation in which our company owns shares of capital stock or of which our company is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers or a director or officer of our company, or of such other corporation. This obligation to indemnify does not apply to matters as to which any such director or officer or person is adjudged in the action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

Recent Sales of Unregistered Securities

     In connection with the refinancing of certain indebtedness in December 1997, warrants to purchase 7.75 shares of our common stock, exercisable for a total consideration of $50,000, were issued to Durham Capital Corporation, an unrelated consulting firm. These warrants were exercised in December 2000.

     In November 1999, in connection with the purchase of a $28 million secured senior subordinated note by our senior subordinated creditor, we issued to it a warrant to purchase 166.04 shares of our common stock exercisable immediately at an exercise price of $0.01 per share. The warrant will be exercisable for 1,994,141 shares of our common stock at an exercise price of $0.0000008 per share following the contemplated 12,010 for 1 stock split. At the date of issuance, the warrant was estimated to have a fair value of $2.37 million.

     Our senior subordinated creditor is the holder of a secured senior subordinated note which it purchased from us in November 1999 pursuant to a securities purchase agreement. We expect to amend and restate the securities purchase agreement, the note and various related agreements in connection with the spin-off. We have agreed in principle with our senior subordinated creditor on the substantial forms of these amendments and restatements. The note bears interest at a base rate per annum of 13.25%, with interest payable monthly. However, if we achieve specified EBITDA tests for fiscal year ending September 2003, the base rate will be reduced to 12.5%. The note matures on October 31, 2004. We are required to make mandatory principal payments each fiscal year in an amount equal to 50% of the excess cash flow, as defined, for the previous fiscal year. The amount of the principal prepayment for the fiscal year ended September 30, 2001 was approximately $781,000. We may make voluntary principal prepayments at any time, subject to prepayment premiums. The amended and restated securities purchase agreement will contain various covenants similar to those in our existing securities purchase agreement, including financial covenants covering restrictions on capital expenditures, minimum EBITDA and net worth levels, and specified debt service and debt to equity ratios. In addition, the terms of the amended and restated securities purchase agreement will prohibit changes in control, including ownership and management personnel, and contains customary restrictions on incurring indebtedness and liens, making investments, paying dividends and making loans or advances. The note and all other obligations owing by us to our senior subordinated creditor are secured by subordinated liens on substantially all of our assets and by a guaranty of Overhill Corporation and Overhill L.C.

Ventures, Inc., our subsidiary. In connection with the spin-off, our senior subordinated creditor intends to release Overhill Corporation from its guaranty and release its lien on our common stock held by Overhill Corporation which secures Overhill Corporation's guaranty. See "Certain Transactions."

     In connection with the original securities purchase agreement, we issued to our senior subordinated creditor a warrant to purchase 166.04 shares of our common stock exercisable immediately at an exercise price of $0.01 per share. The warrant will be exercisable for 1,994,141 shares of our common stock following the 12,010 for 1 stock split, at an exercise price of $0.0000008 per share. At the date of issuance, the warrant granted to our senior subordinated creditor was estimated to have a fair value of $2.37 million.

     In 2002, we entered into various amendments to our securities purchase agreement with our senior subordinated creditor with respect to, among other things, the consolidation of our facilities and amendments to our financial covenants with it. In exchange for our senior subordinated creditor's consent and agreement to amend the securities purchase agreement and other investment documents and certain other consideration, we issued to it 23.57 shares of our Series A Convertible Preferred Stock and a warrant to purchase 57.57 shares of our common stock and agreed to pay a restructuring fee in an aggregate amount of $423,000 payable in three installments ending in March 2003. Following the contemplated 12,010 for 1 stock split, the shares of our Series A Convertible Preferred Stock will be convertible into 283,076 shares of our common stock, and the warrant will be exercisable for 691,416 shares of our common stock at an exercise price of $0.0000008 per share. The designations for the Series A Convertible Preferred Stock provide the holder with, among other things, a liquidation preference per share of $31,820.11, plus declared and unpaid dividends, voting rights along with holders of common stock, protective provisions, conversion rights and anti-dilution protection.

     Our existing securities purchase agreement with our senior subordinated creditor provides that, immediately following the spin-off, it is entitled to anti-dilution protection so that the shares of common stock issuable upon exercise of its warrants and conversion of its shares of our Series A Convertible Preferred Stock will represent in the aggregate not less than 24.0% of our outstanding shares of capital stock, determined on a fully diluted basis and including the reservation of shares of common stock for issuance under our 2002 Employee Stock Option Plan. See "Risk Factors--Risks Relating to the Ownership of Our Common Stock--A small group of stockholders controls a significant amount of our common stock," "Principal Stockholders," and "Certain Transactions."

     Pursuant to our equity repurchase option agreement with our senior subordinated creditor, we have the right to repurchase from it, in whole but not in part, the shares of our common stock issuable upon exercise of the warrants and conversion of the shares of our Series A Convertible Preferred Stock it holds and the shares of our Series A Convertible Preferred Stock it holds. We may exercise this option if:

     . a default occurs under the securities purchase agreement and the holder provides written notice to us requesting that we make payments in addition to those which we are then obligated to make under our then existing financing arrangement or declares all of our obligations to the holder under the securities purchase agreement to be immediately due and payable, or

     . if we notify the holder that we intend to merge, sell all or a significant portion of our assets, reorganize or recapitalize or enter into a bona fide transaction valued at more than $8.0 million and it does not consent to the transaction.

     If we exercise our repurchase option, we may repurchase its shares of our common stock for:

     . if our common stock is publicly traded, the greater of the current market price per share or an amount per share based on a predetermined formula, or

     . if our common stock is not publicly traded, an amount based on the predetermined formula.

     We may repurchase its shares of our Series A Convertible Preferred Stock for an amount equal to the greater of:

     . the number of shares of our common stock issuable upon conversion of the shares of Series A Convertible Preferred Stock being repurchased multiplied by the per share amount determined with respect to our common stock, and

     .   $540,000.

     None of the transactions described above involved any underwriters, underwriting discount or commissions, or any public offering, and we believe that the transactions were exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof or Regulation D promulgated thereunder. Both investors represented their intentions to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the instruments issued to them. Both investors had adequate access, through their relationships with us, to information about us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                              CERTAIN TRANSACTIONS

     Overhill Corporation, in prior years, charged us management fees for various expenses related to the oversight of our business. Management fees totaled $0 for the fiscal year ending September 30, 2001 and $350,000 for each of the fiscal years ended October 1, 2000, and September 26, 1999.

     In September 2001, James Rudis, our President, Chief Executive Officer and a director, exercised options to purchase 276,500 shares of Overhill Corporation common stock, and William E. Shatley, our Senior Vice President, Treasurer and a director, exercised options to purchase 246,500 shares of Overhill Corporation common stock, each of which were granted under individual option agreements in 1993 and Overhill Corporation's 1994 Employee Stock Option Plan in 1996. These options were exercised with the issuances of two-year promissory notes to Overhill Corporation bearing interest at 3.82% and collateralized by the shares issued. The outstanding principal amounts of the notes are $207,375 for Mr. Rudis and $184,875 for Mr. Shatley. From time to time, we have made advances to Overhill Corporation for various purposes in the context of our parent-subsidiary relationship. In connection with the spin-off, we decided with Overhill Corporation to cancel all intercompany amounts owed to us by Overhill Corporation, primarily in order to reduce the future connection of the companies' respective future results of operations, financial condition and cash flows of each separate company on each other. Net advances outstanding from Overhill Corporation totaled $11.2 million at June 30, 2002, $10.1 million at September 30, 2001 and $11.6 million at October 1, 2000. In connection with the spin-off, in partial payment of approximately $11.0 million in amounts owed to us, Overhill Corporation will transfer to us the two promissory notes made by Mr. Rudis and Mr. Shatley, and we intend to cancel the remaining amounts owed to us by Overhill Corporation.

     Following the spin-off, Mr. Rudis will remain as a director of Overhill Corporation for a period of no greater than one year after the spin-off to facilitate the transition of Overhill Corporation and Overhill Farms, Inc. into two separate companies. Additional directors may be elected or appointed in connection with the spin-off, and we intend to add additional outside directors to our board of directors. Among the additional outside directors we expect to appoint to our board of directors, we currently anticipate that Harold Estes will be appointed to our board of directors prior to the effective date of the spin-off. Mr. Estes is the President of Texas Timberjack, Inc., a wholly owned subsidiary of Overhill Corporation. He was elected as a director of Overhill Corporation in February 1996 and resigned from the Overhill Corporation board of directors in April 1997. Mr. Estes has been President of Texas Timberjack, Inc. since 1984, when he acquired Texas Timberjack, Inc. from Eaton Corporation. See "Principal Stockholders" and "Management."

     Mr. Rudis and Mr. Shatley have entered into employment agreements with us and Overhill Corporation. Richard A. Horvath, our Senior Vice President and Secretary, also has entered into an employment agreement with us. We do not maintain employment agreements with any of our other personnel. Mr. Rudis' and Mr. Shatley's employment agreements provide for, among other things, an initial term of five years, commencing November 1, 1999, automatically renewing from year to year thereafter unless terminated by either party thereto. These agreements provide that we will review their compensation annually and may increase it in a percentage not less than that of the annual increase in the cost of living. Each employment agreement contains a covenant by the executive not to compete with us during the term of his employment and for a period of one year thereafter. Prior to the spin-off, the compensation for Mr. Rudis and Mr. Shatley was paid by Overhill Corporation or an affiliate of Overhill Corporation. Mr. Horvath's employment agreement provides for, among other things, an initial term of three years, commencing November 1, 1999, automatically renewing from year to year thereafter unless terminated by either party thereto. Compensation is set in his agreement, subject to our review on an annual basis. His agreement contains a covenant by him not to compete with us during the term of his employment and for a period of one year thereafter. See "Management--Employment Agreements" and "Management--Historical Compensation of Executive Officers."

     Our senior subordinated creditor is the holder of a secured senior subordinated note which it purchased from us in November 1999 pursuant to a securities purchase agreement. We expect to amend and restate the securities purchase agreement, the note and various related agreements in connection with the spin-off. We have agreed in principle with our senior subordinated creditor on the substantial forms of these amendments and restatements. The note bears interest at a base rate per annum of 13.25%, with interest payable monthly. However, if we achieve specified EBITDA tests for fiscal year ending September 2003, the base rate will be reduced to 12.5%. The note matures on October 31, 2004. We are required to make mandatory principal payments each fiscal year in an amount equal to 50% of the excess cash flow, as defined, for the previous fiscal year. The amount of the principal prepayment for the fiscal year ended September 30, 2001 was approximately $781,000. We may make voluntary principal prepayments at any time, subject to prepayment premiums. The amended and restated securities purchase agreement will contain various covenants similar to those in our existing securities purchase agreement, including financial covenants covering restrictions on capital expenditures, minimum EBITDA and net worth levels, and specified debt service and debt to equity ratios. In addition, the terms of the amended and restated securities purchase agreement will prohibit changes in control, including ownership and management personnel, and contains customary restrictions on incurring indebtedness and liens, making investments, paying dividends and making loans or advances. The note and all other obligations owing by us to our senior subordinated creditor are secured by subordinated liens on substantially all of our assets and by a guaranty of Overhill Corporation and Overhill L.C. Ventures, Inc., our subsidiary. In connection with the spin-off, our senior subordinated creditor intends to release Overhill Corporation from its guaranty and release its lien on our common stock held by Overhill Corporation which secures Overhill Corporation's guaranty.

     In connection with the original securities purchase agreement, we issued to our senior subordinated creditor a warrant to purchase 166.04 shares of our common stock exercisable immediately at an exercise price of $0.01 per share. The warrant will be exercisable for 1,994,141 shares of our common stock following the contemplated 12,010 for 1 stock split, at an exercise price of $0.0000008 per share. At the date of issuance, the warrant granted to our senior subordinated creditor was estimated to have a fair value of $2.37 million.

     In 2002, we entered into various amendments to our securities purchase agreement with our senior subordinated creditor with respect to, among other things, the consolidation of our facilities and amendments to our financial covenants with it. In exchange for our senior subordinated creditor's consent and agreement to amend the securities purchase agreement and other investment documents and certain other consideration, we issued to it 23.57 shares of our Series A Convertible Preferred Stock and a warrant to purchase 57.57 shares of our common stock and agreed to pay a restructuring fee in an aggregate amount of $423,000 payable in three installments ending in March 2003. Following the contemplated 12,010 for 1 stock split, the shares of Series A Convertible Preferred Stock will be convertible into 283,076 shares of our common stock, and the warrant will be exercisable for 691,416 shares of our common stock at an exercise price of $0.0000008 per share. The designations for the Series A Convertible Preferred Stock provide the holder with, among other things, a liquidation preference per share of $31,820.11, plus declared and unpaid dividends, voting rights along with holders of common stock, protective provisions, conversion rights and anti-dilution protection. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Capital Stock."

     Our existing securities purchase agreement with our senior subordinated creditor provides that, immediately following the spin-off, it is entitled to anti-dilution protection so that the shares of common stock issuable upon exercise of its warrants and conversion of its shares of our Series A Convertible Preferred Stock will represent in the aggregate not less than 24.0% of our outstanding shares of capital stock, determined on a fully diluted basis and including the reservation of shares of common stock for issuance under our 2002 Employee Stock Option Plan. See "Risk Factors--Risks Relating to the Ownership of Our Common Stock--A small group of stockholders controls a significant amount of our common stock," "Principal Stockholders," and "Description of Capital Stock."

     Overhill Corporation and we are party to an investor rights agreement with our senior subordinated creditor, as the holder of our equity securities. We expect to enter into an amendment and restated investor rights agreement in connection with the spin-off. We have agreed in principle on the substantial form of this agreement, which includes James Rudis and William E. Shatley as parties to the agreement. Overhill Corporation will not be a party to the amended and restated investor rights agreement. Under the amended and restated investor rights agreement, we expect that:

     . the holder will continue to have the right to designate a nominee to our board of directors, and Mr. Rudis and Mr. Shatley will each agree to vote their shares of our common stock for that nominee;

     . the holder will have co-sale rights with respect to shares of our common stock owned by Mr. Rudis and Mr. Shatley such that it will have the right to participate in certain proposed sales of those shares by Mr. Rudis or Mr. Shatley;

     . Mr. Rudis and Mr. Shatley will each be permitted to sell up to 50,000 shares of our common stock in open market transactions during any fiscal year without complying with the co-sale procedures, but a change in control will occur if Mr. Rudis does not continue directly or beneficially to own or hold 300,000 shares and Mr. Shatley does not continue directly or beneficially to own or hold 150,000 shares;

     . the holder will have a right of first refusal to purchase its pro rata share of certain issuances of our capital stock;

     . we will continue to pay to the holder, or one of its affiliate, installments of a consulting fee of $180,000 in each of January 2003 and 2004 for its review and analysis of financial matters and participation in the operating committee. The consulting fees are subject to acceleration in the event of a change in control or the payment in full of all of our obligations under the senior subordinated note we issued to the holder; and

     . the agreement will contain certain restrictions regarding our ability to grant options to our directors, executive officers, consultants and key employees and to amend any existing stock option plans or adopt or approve any new stock option or stock purchase plans.

     Pursuant to our equity repurchase option agreement with our senior subordinated creditor, we have the right to repurchase from it, in whole but not in part, the shares of our common stock issuable upon exercise of the warrants and conversion of the shares of our Series A Convertible Preferred Stock it holds and the shares of our Series A Convertible Preferred Stock it holds and the shares of our Series A Convertible Preferred Stock it holds. We may exercise this option if:

     . a default occurs under the securities purchase agreement and the holder provides written notice to us requesting that we make payments in addition to those which we are then obligated to make under our then existing financing arrangement or declares all of our obligations to the holder under the securities purchase agreement to be immediately due and payable, or

     . if we notify the holder that we intend to merge, sell all or a significant portion of our assets, reorganize or recapitalize or enter into a bona fide transaction valued at more than $8.0 million and it does not consent to the transaction.

     If we exercise our repurchase option, we may repurchase its shares of our common stock for:

     . if our common stock is publicly traded, the greater of the current market price per share or an amount per share based on a predetermined formula, or

     . if our common stock is not publicly traded, an amount based on the predetermined formula.

     We may repurchase its shares of our Series A Convertible Preferred Stock for an amount equal to the greater of:

     . the number of shares of our common stock issuable upon conversion of the shares of Series A Convertible Preferred Stock being repurchased multiplied by the per share amount determined with respect to our common stock, and

     .    $540,000.

     In connection with our financing arrangements with our senior subordinated creditor, we entered into a registration rights agreement in November 1999 with it, as the holder of the warrant we issued to it, whereby we agreed to register under the Securities Act of 1933, as amended, shares of our common stock it holds or acquires, which includes shares of our common stock it acquires upon exercise of its warrants to purchase our common stock, conversion of its shares of our Series A Convertible Preferred Stock and any other acquisition of our common stock. In addition, we agreed under certain circumstances, upon the request of the holder, to include its shares of our common stock in a securities registration that we undertake on our behalf or on behalf of others. We expect to amend and restate the registration rights agreement on similar terms in connection with the spin-off.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form 10 to register our shares being issued to you in the spin-off. This information statement is a part of that registration statement and, as allowed by Securities and Exchange Commission rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us and the spin-off, reference is made to the registration statement and the exhibits to the registration statement. Whenever a reference is made in this information statement to one of our contracts or other documents, please be aware that this reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document.

     After the spin-off, we will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The registration statement is, and any of these future filings with the Securities and Exchange Commission will be, available to the public over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may read and copy any filed document at the Securities and Exchange Commission's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D. C. 20549, and at the Securities and Exchange Commission's regional offices in New York at Woolworth Building, 233 Broadway, New York, NY 10279, and in Chicago at Suite 1400, Northwestern Atrium Center, 14th Floor, 500 W. Madison Street, Chicago, IL 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms.

                              OVERHILL FARMS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Audited Financial Statements:
----------------------------

   Report of Independent Auditors ......................................    F-2
   Consolidated Balance Sheets .........................................    F-3
   Consolidated Statements of Operations ...............................    F-5
   Consolidated Statements of Shareholders' Equity .....................    F-7
   Consolidated Statements of Cash Flows ...............................    F-8
   Notes to Consolidated Financial Statements ..........................   F-11

Interim Financial Statements (Unaudited):
----------------------------------------

   Consolidated Condensed Balance Sheets ...............................   F-32
   Consolidated Condensed Statements of Operations .....................   F-34
   Consolidated Condensed Statements of Cash Flows .....................   F-36
   Notes to Consolidated Condensed Financial Statements ................   F-38

                         Report of Independent Auditors

The Board of Directors and Shareholders
Overhill Farms, Inc.

We have audited the accompanying consolidated balance sheets of Overhill Farms, Inc. and subsidiary (the Company), a subsidiary of Overhill Corporation (formerly Polyphase Corporation), as of September 30, 2001 and October 1, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended September 30, 2001, October 1, 2000 and September 26, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Overhill Farms, Inc. and subsidiary as of September 30, 2001 and October 1, 2000, and the consolidated results of their operations and their cash flows for the years ended September 30, 2001, October 1, 2000 and September 26, 1999, in conformity with accounting principles generally accepted in the United States.

                                             /s/ Ernst & Young LLP


Dallas, Texas
November 17, 2001,
except for the last paragraph of Note 5, as to which the date is January 11, 2002

                              OVERHILL FARMS, INC.

                          CONSOLIDATED BALANCE SHEETS


                                     Assets

                                                                               September 30, 2001        October 1, 2000
                                                                               ------------------        ---------------
Current assets:
   Cash                                                                         $       81,414            $     558,960
   Accounts receivable, net of allowance for doubtful accounts of $25,000 and $55,000 in 2001 and 2000, respectively
                                                                                    16,537,116               18,045,456
   Inventories                                                                      17,634,092               18,793,836
   Prepaid expenses and other                                                        1,544,330                1,345,586
   Deferred taxes                                                                       11,256                  273,322
                                                                                --------------            -------------
           Total current assets                                                     35,808,208               39,017,160
                                                                                --------------            -------------

Property and equipment:
   Fixtures and equipment                                                           10,474,403                9,374,329
   Leasehold improvements                                                            1,144,898                1,148,517
   Automotive equipment                                                                 62,028                   63,495
                                                                                --------------            -------------
                                                                                    11,681,329               10,586,341
   Less accumulated depreciation                                                    (6,862,237)              (6,376,867)
                                                                                --------------            -------------
                                                                                     4,819,092                4,209,474
                                                                                --------------            -------------
Other assets:
   Excess of cost over fair value of net assets acquired,
     net of accumulated amortization of $3,746,363
     and $2,916,593 in 2001 and 2000, respectively                                  12,188,435               12,985,967
   Deferred financing costs, net of accumulated amortization of $747,085
     and $313,045 in 2001 and 2000, respectively                                     1,184,037                1,619,862
   Deferred taxes                                                                      133,670                        -
   Other                                                                                73,609                  113,603
                                                                                --------------            -------------
                                                                                    13,579,751               14,719,432
                                                                                --------------            -------------

Total assets                                                                    $   54,207,051            $  57,946,066
                                                                                ==============            =============

                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                      Liabilities and Shareholders' Equity

                                                                                 September 30,           October 1, 2000
                                                                                      2001
                                                                             ---------------------     -------------------
Current liabilities:
   Accounts payable, primarily trade                                              $  13,301,410          $  10,495,545
   Accrued liabilities                                                                3,063,531              4,433,258
   Current maturities of long-term debt                                               2,021,600              2,769,652
                                                                                  -------------          -------------
           Total current liabilities                                                 18,386,541             17,698,455
                                                                                  -------------          -------------

Deferred taxes                                                                                -                306,328
Long-term debt, less current maturities                                              32,951,294             40,859,612
                                                                                  -------------          -------------
           Total liabilities                                                         51,337,835             58,864,395
                                                                                  -------------          -------------

Commitments and contingencies

Shareholders' equity:
   Common stock, $0.01 par value, authorized 1,000,000 shares, issued and outstanding 782.75 and 775 shares
     in 2001 and 2000, respectively                                                           8                      8
   Additional paid-in capital                                                         3,824,614              3,774,614
   Receivable from Parent                                                           (10,137,187)           (11,633,187)
   Warrants to purchase common stock                                                  2,370,000              2,370,000
   Retained earnings                                                                  6,811,781              4,570,236
                                                                                  -------------          -------------
           Total shareholders' equity                                                 2,869,216               (918,329)
                                                                                  -------------          -------------

Total liabilities and shareholders' equity                                        $  54,207,051          $  57,946,066
                                                                                  =============          =============

                   The accompanying notes are an integral part of these consolidated financial statements

                             OVERHILL FARMS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 For the Years Ended
                                                         ---------------------------------------------------------------------
                                                          September 30, 2001        October 1, 2000        September 26, 1999
                                                         --------------------     -------------------     --------------------
Net revenues                                              $     162,158,070        $     145,417,999       $     113,015,991
Cost of sales                                                   133,642,074              117,256,375              92,296,522
                                                          -----------------        -----------------       -----------------
Gross profit                                                     28,515,996               28,161,624              20,719,469

Selling, general and administrative expenses                     19,033,214               17,348,632              13,335,082
                                                          -----------------        -----------------       -----------------

Operating income                                                  9,482,782               10,812,992               7,384,387

Other income (expense):
  Interest expense                                               (5,372,023)              (5,141,739)             (4,790,719)
  Amortization of deferred financing costs                         (435,825)                (409,375)               (954,252)
  Other income (expense)                                           (265,580)                (133,812)                  7,499
                                                          -----------------        -----------------       -----------------

Total other expenses                                             (6,073,428)              (5,684,926)             (5,737,472)
                                                          -----------------        -----------------       -----------------

Income before income taxes and extraordinary item
                                                                  3,409,354                5,128,066               1,646,915

     Income tax provision                                         1,167,809                1,797,502                 644,734
                                                          -----------------        -----------------       -----------------

Income before extraordinary item                                  2,241,545                3,330,564               1,002,181

Extraordinary item - early extinguishment of debt, net
  of income tax benefit of $452,296 in 2000                               -                 (838,135)                      -
                                                          -----------------        -----------------       -----------------

Net income                                                $       2,241,545        $       2,492,429       $       1,002,181
                                                          =================        =================       =================

                   The accompanying notes are an integral part of these consolidated financial statements

                             OVERHILL FARMS, INC.

                                                                                    For the Years Ended
                                                           -----------------------------------------------------------------
                                                               September 30,             October 1,          September 26,
                                                                    2001                   2000                   1999
                                                           --------------------    -------------------    ------------------
Per share data - basic and diluted:

  Net income per common share - basic and diluted:

       Income before extraordinary item                           $ 2,870.10              $ 4,297.50             $ 1,293.14

       Extraordinary item                                                  -               (1,081.46)                     -
                                                             ---------------         ---------------         --------------

  Net income per common share - basic                             $ 2,870.10              $ 3,216.04             $ 1,293.14
                                                             ===============         ===============         ==============

  Net income per common share - diluted                           $ 2,362.01              $ 2,596.28             $   987.37
                                                             ===============         ===============         ==============

Weighted average shares outstanding - basic                              781                     775                    775
                                                             ===============         ===============         ==============

Weighted average shares outstanding - diluted                            949                     960                  1,015
                                                             ===============         ===============         ==============

                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                              Additional   Warrants to
                                          Common Stock         Paid-in      Purchase        Receivable     Retained
                                       Shares     Amount       Capital    Common Stock     From Parent     Earnings        Total
                                     --------   ----------  ------------  ------------    -------------  ------------  ------------
Balance, September 27, 1998            775.00   $        8  $  3,999,992  $  1,200,000    $(11,038,187)  $  1,075,626  $ (4,762,561)
   Net income (comprehensive income)                     -             -             -               -      1,002,181     1,002,181
                                     --------   ----------  ------------  ------------    ------------   ------------  ------------
Balance, September 26, 1999            775.00            8     3,999,992     1,200,000     (11,038,187)     2,077,807    (3,760,380)

   Repurchase of warrants                                -      (225,378)   (1,200,000)              -              -    (1,425,378)
   Issuance of warrants                                  -             -     2,370,000               -              -     2,370,000
   Net increase in receivable from
     Parent                                              -             -             -        (595,000)             -      (595,000)
   Net income (comprehensive income)                     -             -             -               -      2,492,429     2,492,429
                                     --------   ----------  ------------  ------------    ------------   ------------  ------------
Balance, October 1, 2000               775.00            8     3,774,614     2,370,000     (11,633,187)     4,570,236      (918,329)

   Exercise of warrants                  7.75            -        50,000             -               -              -        50,000
   Net decrease in receivable from
     Parent                                              -             -             -       1,496,000              -     1,496,000
   Net income (comprehensive income)                     -             -             -               -      2,241,545     2,241,545
                                     --------   ----------  ------------  ------------    ------------   ------------  ------------
Balance at September 30, 2001          782.75   $        8  $  3,824,614  $  2,370,000    $(10,137,187)  $  6,811,781  $  2,869,216
                                     ========   ==========  ============  ============    ============   ============  ============

                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       For the Years Ended
                                                          -------------------------------------------------
                                                          September 30,      October 1,      September 26,
                                                              2001             2000              1999
                                                          -------------     ------------     -------------
Operating Activities
Net income                                                $  2,241,545      $  2,492,429      $  1,002,181
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation                                              587,213           754,552         1,245,461
     Amortization                                            1,879,589         1,609,546         1,869,660
     Early extinguishments of debt                                   -         1,290,431                 -
     Provision for doubtful accounts                                 -            30,000                 -
     Deferred income taxes                                    (177,932)          178,662          (290,509)
     Changes in:
       Accounts receivable                                   1,508,340        (4,429,925)       (3,631,467)
       Inventories                                           1,159,744        (5,167,968)       (3,417,797)
       Prepaid expenses and other                             (198,744)         (970,547)          (64,873)
       Accounts payable                                      2,805,865         2,963,125         3,601,439
       Accrued liabilities                                     626,273         1,432,955         1,228,988
                                                          ------------      ------------      ------------
Net cash provided by operating activities                   10,431,893           183,260         1,543,083
                                                          ------------      ------------      ------------

Investing Activities
Net additions to property and equipment                     (1,196,831)       (1,021,167)         (295,405)
Acquisition of Chicago Brothers                                (32,238)       (4,221,551)                -
                                                          ------------      ------------      ------------
Net cash used in investing activities                       (1,229,069)       (5,242,718)         (295,405)
                                                          ------------      ------------      ------------

                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                                                                               For the Years Ended
                                                        ----------------------------------------------------------------
                                                          September 30,                                  September 26,
                                                              2001               October 1, 2000              1999
                                                        -----------------        ----------------       ----------------
Financing Activities
Net borrowings (principal payments) on line of credit
  arrangements                                          $      (6,571,152)       $      4,846,962       $       (312,420)
Principal payments on long-term debt                           (2,659,218)            (22,730,639)            (1,000,000)
Proceeds from long-term debt                                            -              30,682,504                      -
Deferred financing costs                                                -              (1,932,907)                     -
Repurchase of stock warrants                                            -              (3,700,000)                     -
Exercise of stock warrants                                         50,000                       -                      -
Cash payments to Parent                                          (500,000)             (1,575,000)                     -
                                                        -----------------        ----------------       ----------------
Net cash provided by (used in) financing activities
                                                               (9,680,370)              5,590,920             (1,312,420)
                                                        -----------------        ----------------       ----------------

Net increase (decrease) in cash                                  (477,546)                531,462                (64,742)
Cash at beginning of year                                         558,960                  27,498                 92,240
                                                        -----------------        ----------------       ----------------
Cash at end of year                                     $          81,414        $        558,960       $         27,498
                                                        =================        ================       ================

Supplemental Schedule of Cash Flow Information
Cash paid during the year for:

  Interest                                              $       4,940,893        $      4,764,516       $      3,761,913
                                                        =================        ================       ================
  Income taxes                                          $          16,326        $          2,000       $              -
                                                        =================        ================       ================

                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

Supplemental Schedule of Noncash Investing and Financing Activities:

Periodically, the Company has netted accumulated federal income tax liabilities payable to the Parent against the receivable from Parent balance. During the fiscal years ended September 30, 2001, October 1, 2000 and September 26, 1999, the amounts of the accumulated federal income tax liability netted against the receivable from parent were approximately $2.0 million, $1.0 million, and $0, respectively.

In connection with the Company's refinancing in November 1999, warrants to purchase 17.5% of the Company's common stock at a nominal exercise price were issued having an estimated fair market value of $2,370,000.

In connection with the Company's refinancing in November 1999, the Company accrued a $500,000 liability related to a cash payment obligation of the Company in the event the Company does not repurchase the warrants to purchase 17.5% of its common stock, which were issued in connection with the refinancing.

In connection with the Company's acquisition of Chicago Brothers during fiscal 2000, $900,000 of the purchase price was represented by a note payable to the seller.

                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

1. COMPANY AND ORGANIZATIONAL MATTERS

     Nature of Business

     Overhill Farms, Inc. (the Company or Overhill Farms) is a producer of high-quality entrees, plated meals, meal components, soups, sauces, and poultry, meat and fish specialties. Since May 5, 1995, the Company has been a majority-owned subsidiary of Overhill Corporation, formerly Polyphase Corporation (the Parent), subject to warrants outstanding to purchase Overhill Farms' common stock (see Note 6).

     On May 5, 1995, the Company purchased substantially all of the operating assets and assumed certain liabilities of IBM Foods, Inc. (IBM), for $31.3 million. Prior to its acquisition by the Company, IBM was engaged in the business of producing high-quality entrees, plated meals, soups, sauces, and poultry, meat and fish specialties primarily for customers in the airline, weight loss, and restaurant chain industries in the United States. The Company is using the net assets acquired in substantially the same business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation

     The consolidated financial statements include the accounts of Overhill Farms and its wholly owned subsidiary, Overhill L.C. Ventures, Inc. All material intercompany accounts and transactions are eliminated. Certain prior year amounts have been reclassified to conform with the current period presentation.

     Fiscal Year

     The Company utilizes a 52- to 53-week accounting period, which ends on the last Sunday of September in each fiscal year if September 30 does not fall on a Saturday, or October 1 if September 30 falls on a Saturday. In fiscal 2000, the Company had a 53-week accounting period.

     Deferred Financing Costs

     Debt financing costs are deferred and amortized as additional interest expense using the straight-line method over the term of the related debt. Amortization of these costs totaled $435,825, $409,375 and $954,252 for the years ended September 30, 2001, October 1, 2000, and September 26, 1999, respectively. As a result of the November 1999 refinancing related to

                              OVERHILL FARMS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    the Union Bank line of credit and LLCP debt (see Note 5), the Company recorded an extraordinary charge of $838,135, net of income tax benefit of $452,296, to write off certain of these deferred costs related to previous financings.

    Concentrations of Credit Risk

    The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of trade receivables. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers.

    For the fiscal years ended September 30, 2001, October 1, 2000 and September 26, 1999, revenues from airline-related customers accounted for approximately 33.7%, 35.0% and 27.3% of total net revenues, respectively. Additionally, accounts receivable from airline-related customers accounted for approximately 33.0% of the total accounts receivable balance at September 30, 2001. The results of the tragic events of September 11, 2001 have significantly impacted the Company's sales to airlines. The effect of these events on the airline industry, airline revenues, and on Overhill Farms' business in particular, cannot be accurately determined at this time. The September events have resulted in a decreased demand for air travel and a reduction in the number of meals served as a result of airlines' cost savings measures. These effects, depending upon their scope and duration, which we cannot predict at this time, could negatively impact the Company's financial position, results of operations or cash flows.

    For the years ended September 30, 2001, October 1, 2000 and September 26, 1999, the Company's write-offs, net of recoveries, to the allowance for doubtful accounts were immaterial.

    Financial Instruments

    The fair value of financial instruments is determined by reference to market data and by other valuation techniques as appropriate. Unless otherwise disclosed, the fair value of financial instruments approximates their recorded values.

                              OVERHILL FARMS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Inventories

     Inventories, which include material, labor, and manufacturing overhead, are stated at the lower of cost, which approximates the first-in, first-out
     (FIFO) method, or market. For the years ended September 30, 2001, October 1, 2000 and September 26, 1999, the Company's inventory write-offs were immaterial.

     Concentration of Sources of Labor

     The Company's total hourly and salaried workforce consists of approximately 1,050 employees at September 30, 2001. Approximately 67% of the Company's workforce is covered by collective bargaining agreements expiring in fiscal years 2002 and 2003.

     Property and Equipment

     The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which range from three to eight years. Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets. Depreciation is generally computed using the straight-line method. Depreciation expense and amortization of leasehold improvements totaled $587,213, $754,552, and $1,245,461 for the years ended September 30, 2001, October 1, 2000 and September 26, 1999, respectively.

     Expenditures for maintenance and repairs are charged to expense as incurred. Betterments and major renewals are capitalized. Costs and related accumulated depreciation of properties sold or otherwise retired are eliminated from the accounts, and gains or losses on disposals are included in other income (expense).

     Excess of Cost Over Fair Value of Net Assets Acquired

     The excess of cost over fair value of net assets acquired (goodwill) at the date of acquisition is amortized on a straight-line basis over 20 years. The Company determines the period to be benefited by using qualitative measuring factors such as competition, demand and obsolescence, as well as legal, regulatory and contractual provisions. In addition, the Company evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted cash flows of the related business unit.

                              OVERHILL FARMS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Revenue Recognition

     Sales are recognized when products are shipped, which is when title and risk of loss pass to the customer. The Company provides for estimated returns and allowances at the time of sale.

     Income Taxes

     Deferred income taxes recorded using the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Income Per Share

     Included in the income per share calculation for the periods presented, the Company had 166.04 weighted average potential dilutive common shares, which were related to the warrants issued and outstanding to Levine Leichtman Capital Partners II, L.P. during all of fiscal 2001 and the last ten months of fiscal 2000; 232.5 weighted average potential dilutive common shares, which were related to the warrants issued and outstanding to The Long Horizons Fund, L.P. for the first two months of fiscal 2000 and all of fiscal 1999; and 7.75 weighted average potential dilutive common shares which were related to the warrants issued and outstanding to Durham Capital for the first quarter of fiscal 2001 and all of fiscal 2000 and 1999.

     Shipping and Handling Costs

     The Company classifies shipping and handling costs as a component of selling, general and administrative expenses. Shipping and handling costs were approximately $9.2 million, $7.8 million and $5.2 million for the fiscal years ended September 30, 2001, October 1, 2000 and September 26, 1999, respectively.

                              OVERHILL FARMS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Recent Accounting Pronouncements

     In November 2001, the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). These rules supersede FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, providing a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of Statement 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. SFAS 144 also supersedes the provisions of APB opinion 30 with regard to reporting the effects of a disposal of a segment of a business and requires expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred (rather than as of the measurement date as previously required by APB 30). SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, although earlier application is encouraged. The Company has adopted SFAS 144 as of October 1, 2001. The adoption of SFAS 144 did not have a material effect on the Company's financial position, results of operations or cash flows.

     In June 2001, the Financial Accounting Standards Board issued Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires that goodwill no longer be amortized but instead be tested at least annually for impairment by reporting unit. The Company is required to adopt SFAS 142 effective as of October 1, 2002, though early adoption as of October 1, 2001 is permitted. The Company has adopted SFAS 142 as of October 1, 2001 and no impairment of goodwill was recorded upon adoption. Had the Company been accounting for goodwill under SFAS 142 for all periods presented, the Company's income before income taxes and extraordinary item would have increased by $830,000, $650,000, and $513,000 for fiscal years 2001, 2000 and 1999, respectively, and the Company's net income would have increased by $548,000 ($577.45 per share), $429,000 ($446.88 per share), and $339,000
     ($333.99 per share) for fiscal years 2001, 2000 and 1999, respectively.

                              OVERHILL FARMS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS
     133), as amended, which was required to be adopted by the Company on October 2, 2000. SFAS 133 requires that all derivatives be recorded on the balance sheet at fair value. Changes in derivatives that are not hedges are adjusted to fair value through income. Changes in derivatives that meet the Statement's hedge criteria will either be offset through income or recognized in other comprehensive income until the hedged item is recognized in earnings. The adoption of SFAS 133 on October 2, 2000 did not have a material impact on the Company's financial condition, results of operations or cash flows.

     Effective as of October 2, 2000, the Company adopted the provisions of Emerging Issues Task Force Issue No. 00-22, Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future. The Company classifies customer rebate costs as a reduction in net revenues. Customer rebate costs were approximately $375,000, $0 and $0 for the fiscal years ended September 30, 2001, October 2, 2000 and September 26, 1999, respectively.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   RECEIVABLE FROM PARENT

     From time to time, Overhill Farms has made advances to the Parent for various purposes. These advances totaled approximately $10.1 million at September 30, 2001 and $11.6 million at October 1, 2000. No interest is being charged to the Parent on net amounts outstanding. As there is substantial doubt as to its collectibility at September 30, 2001 and October 1, 2000, the Company has classified this receivable from Parent as a reduction in shareholders' equity. See Note 13 to consolidated financial statements.

                              OVERHILL FARMS, INC.

4. INVENTORIES

   Inventories are summarized as follows:

                                                                 September 30,      October 1,
                                                                     2001              2000
                                                                --------------------------------
   Raw ingredients                                              $   7,662,980     $    7,819,621
   Finished product                                                 8,334,363          9,504,475
   Packaging                                                        1,636,749          1,469,740
                                                                --------------------------------
                                                                $  17,634,092     $   18,793,836
                                                                ================================

5. LONG-TERM DEBT

   Long-term debt consists of the following:

                                                                 September 30,      October 1,
                                                                     2001              2000
                                                                ----------------  --------------
   Revolving credit agreement with Union Bank of
    California, N.A. (Union Bank), bearing
    interest at prime plus 0.25% or LIBOR plus
    2.75% (approximately 5.28% at September 30,
    2001), guaranteed by the Parent and
    collateralized by certain assets of Overhill
    Farms and the Overhill Farms common stock
    owned by the Parent.

                                                                 $  7,922,815     $   14,493,967

   Secured senior subordinated note payable to
    Levine Leichtman Capital Partners II, L.P.
    (LLCP), net of discount of $1,817,667 and
    $2,391,667 at September 30, 2001 and October
    1, 2000, respectively, bearing interest
    payable monthly at 12.63% until maturity in
    October 2004, guaranteed by the Parent and
    collateralized by certain assets of Overhill
    Farms.
                                                                   24,162,333         25,608,333

   Term loan payable to Union Bank, bearing
    interest at prime plus 1% (approximately
    7.28% at September 30, 2001), payable in
    monthly installments of $50,000 plus interest
    until November 24, 2002, at which time the
    remaining principal balance of $1,050,000
    plus interest is due and payable, guaranteed
    by the Parent and collateralized by certain
    assets of Overhill Farms.
                                                                    1,750,000          2,350,000

                              OVERHILL FARMS, INC.

5. LONG-TERM DEBT (continued)

                                                                          September 30,       October 1,
                                                                              2001               2000
                                                                         ---------------     ------------
      Unsecured promissory note, bearing interest
  at 9%, payable quarterly through June 2001 and
  thereafter in quarterly installments of
  $150,000 plus interest through maturity in
  December 2002. This note was issued in
  connection with the Chicago Brothers purchase
  and is subordinated to all indebtedness to
  Union Bank and to LLCP described above.
                                                                         $       900,000     $    900,000
   Other                                                                         237,746          276,964
                                                                         ---------------     ------------
                                                                              34,972,894       43,629,264
   Less current maturities                                                    (2,021,600)      (2,769,652)
                                                                         ---------------     ------------

           Total long-term debt                                          $    32,951,294     $ 40,859,612
                                                                         ===============     ============
   Scheduled maturities of long-term debt are summarized as follows:
          2002                                                                      $      2,021,600
          2003                                                                             9,417,900
          2004                                                                                50,202
          2005                                                                            25,254,790
          2006 and thereafter                                                                 46,069
                                                                                    ----------------
          Total                                                                           36,790,561
          Less unamortized debt discount                                                  (1,817,667)
                                                                                    ----------------
                                                                                    $     34,972,894
                                                                                    ================

In November 1999, Overhill Farms refinanced substantially all of its existing debt. The total facility amounted to $44 million, consisting of a $16 million line of credit provided by Union Bank together with $28 million in the form of a five-year term loan provided by LLCP.

                              OVERHILL FARMS, INC.

   The line of credit with Union Bank expires in November 2002 and provides for borrowings limited to the lesser of $16.0 million or an amount determined by a defined borrowing base consisting of eligible receivables and inventories ($20.5 million at September 30, 2001). Borrowings under the line of credit bear interest at a rate, as selected by Overhill Farms at the time of borrowing, of prime plus 0.25% or LIBOR plus 2.75%. The Union Bank agreement provides, among other things, that Overhill Farms will be subject to an unused line of credit fee of 0.25% per annum. The agreement contains various covenants including restrictions on capital expenditures, specified net worth levels and debt service ratios. In addition, the terms of the agreement generally prohibit loans, dividends or advances from Overhill Farms to the Parent and limit payments of taxes and other expenses to the Parent to specified levels.

   The term loan with LLCP provides for principal payments in an amount equal to 50% of the excess cash flow, as defined, for Overhill Farms' previous fiscal year, payable annually commencing in January 2001. The amount of such principal payment, based on excess cash flows, as defined, for the year ended September 30, 2001 was approximately $781,000. Such amount has been included in current maturities of long-term debt on the September 30, 2001 consolidated balance sheet. Voluntary principal payments are also permitted after October 31, 2001, subject to certain prepayment penalties. Upon making approximately $1.1 million in voluntary payments, the interest rate on the Company's LLCP debt will decrease to 12.5% per annum. Any unpaid balance will be payable at maturity in October 2004. The agreement contains various covenants, including restrictions on capital expenditures, minimum EBITDA and net worth levels, and specified debt service and debt-to-equity ratios. In addition, the terms of the agreement restrict changes in control, generally prohibit loans, dividends, or advances by Overhill Farms to the Parent, and limit payments of taxes and other expenses to the Parent to specified levels. The agreement also requires Overhill Farms to pay to LLCP, during each January, annual consulting fees of $180,000.

                              OVERHILL FARMS, INC.

   In connection with the agreement, LLCP was granted warrants to purchase 17.5% of the common stock of Overhill Farms, exercisable immediately at a nominal exercise price. During the first two years following the date of the agreement, Overhill Farms has the right to repurchase 5% of Overhill Farms' shares from LLCP for $3.0 million and/or to repurchase all 17.5% of the Overhill Farms shares subject to the LLCP warrant within five days of the term loan being repaid at their then determined fair market value. If such shares are not repurchased, LLCP will be entitled under the agreement to receive a cash payment of $500,000 from Overhill Farms, which amount is being charged to expense over the term of the facility. At the date of issuance, the warrants granted to LLCP were estimated to have a fair value of $2.37 million.

   As a result of these transactions, Overhill Farms repaid in full the $22.7 million senior subordinated notes payable and the $9.6 million revolving line of credit that were outstanding at September 26, 1999. Additionally, Overhill Farms repurchased for $3.7 million the warrants held by the previous subordinated lender to purchase 30% of Overhill Farms' common stock. This transaction was treated as a reacquisition of minority interest, resulting in approximately $2.2 million of goodwill being recorded. Also in connection with the refinancing, Overhill Farms was permitted to make a one-time advance of $1.25 million to its Parent for working capital and other specified purposes. Overhill Farms incurred costs and expenses in connection with the refinancing totaling approximately $1.9 million, substantially all of which was paid to the lenders. The early extinguishment of the previous indebtedness resulted in an after-tax, extraordinary charge to operations of $838,135 during the year ended October 1, 2000.

   As of September 30, 2001, the Company was in violation of one of its financial covenants under its Union Bank and LLCP loan agreements. In January 2002, the Company obtained waivers for such violations from Union Bank and LLCP. Additionally, in January 2002, the Company amended its credit facilities with Union Bank and LLCP to provide for revised financial covenants, including the financial covenant which was violated as of September 30, 2001. As part of its amendment with Union Bank, the Company also agreed to certain additional covenants and interest rate increases and amended the Union Bank agreement to accommodate a lease of a new facility, which the Company entered into effective in January 2002. The Company believes it will be in compliance with all of its financial and other debt covenants, including the additional covenants agreed to in its Union Bank amendment, during the fiscal year ending September 29, 2002. See Note 13 to the consolidated financial statements.

                              OVERHILL FARMS, INC.

6. SHAREHOLDERS' EQUITY

     In connection with the financing provided by LLCP in November 1999 (see
     Note 5), the Company granted stock purchase warrants that entitle LLCP to immediately acquire 17.5% of its common stock at a nominal exercise price. Such warrants were valued at $2.37 million, which has been recorded as a debt discount and is being amortized over the term of the LLCP loan. During the first two years following the date of the agreement, Overhill Farms has the right to repurchase 5% of Overhill Farms' shares from LLCP for $3.0 million and/or to repurchase all 17.5% of the Overhill Farms' shares subject to the LLCP warrant within five days of the loan being repaid at their then determined fair market value. If such shares are not repurchased, LLCP will be entitled under the agreement to receive a cash payment of $500,000 from Overhill Farms.

     In connection with the Company's fiscal 1998 refinancing (see Note 5), the Company granted stock purchase warrants that entitled the holder to immediately acquire, at $0.01 per share, 30% of the common stock of Overhill Farms. Such warrants were valued at $1,200,000, which was recorded as debt discount and which was being amortized during the period such loan was outstanding. The agreement provided that warrants for the purchase of 25% of Overhill Farms could be repurchased by the Company for $2,000,000 during the two-year period following the date of the agreement. In June 1998, in connection with amending certain covenants and restrictions, the percentage of Overhill Farms that the Company could repurchase for $2,000,000 was reduced to 20% from 25%. In connection with the November 1999 refinancing discussed above, Overhill Farms repurchased all warrants held by the previous subordinated lender for a total consideration of $3.7 million. This transaction was treated by the Company's Parent, and thus the Company, as a reacquisition of minority interest, resulting in approximately $2.2 million of goodwill being recorded in connection with this repurchase transaction.

     Also, in connection with the refinancing in December 1997, an unrelated consultant was issued a warrant to purchase 1% of Overhill Farms' common stock at a purchase price of $50,000. The warrant was exercised during the fiscal year ended September 30, 2001.

     See Note 13 to the consolidated financial statements.

                              OVERHILL FARMS, INC.

7. ACCRUED LIABILITIES

   Accrued liabilities consist of the following:

                                                                            September 30,           October 1,
                                                                                 2001                  2000
                                                                        ----------------------------------------
   Compensation                                                            $      1,023,451      $     1,215,547
   Taxes other than income taxes                                                    218,706              422,787
   Interest payable                                                                  57,419              200,289
   Income taxes payable to Parent                                                   595,194            1,261,779
   Other                                                                          1,168,761            1,332,856
                                                                        ----------------------------------------
                                                                           $      3,063,531      $     4,433,258
                                                                        ========================================

8. INCOME TAXES

   Income tax expense (benefit) consists of the following:

                                                                      For the Years Ended
                                               -----------------------------------------------------------------
                                                  September 30,          October 1, 2000         September 26,
                                                      2001                                            1999
                                               -------------------     -------------------     -----------------
   Current:
     Federal                                   $         1,344,141     $         1,164,944     $         706,009
     State                                                   1,600                   1,600               229,234
                                               -------------------     -------------------     -----------------
                 Total current                           1,345,741               1,166,544               935,243

   Deferred:
     Federal                                              (177,932)                178,662              (246,072)
     State                                                       -                       -               (44,437)
                                               -------------------     -------------------     -----------------
   Total deferred                                         (177,932)                178,662              (290,509)
                                               -------------------     -------------------     -----------------

   Total income tax provision                  $         1,167,809     $         1,345,206     $         644,734
                                               ===================     ===================     =================

   The Company is included in the consolidated federal tax return of its Parent and has provided for federal taxes on a separate company basis in accordance with SFAS No. 109, Accounting for Income Taxes. Historically, with respect to state income taxes, primarily in California, the Company has been able to reduce its tax liability by offsetting otherwise taxable income with other losses under the Parent entity. On a separate company basis, the Company would have an approximate effective state tax rate of 5%.

                              OVERHILL FARMS, INC.

     The total income tax provision was 34.3%, 35.1% and 39.1% of pretax income for the years ended September 30, 2001, October 1, 2000 and September 26, 1999, respectively. A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

                                                   For the Years Ended
                                     ----------------------------------------------
                                      September 30,     October 1,    September 26,
                                           2001            2000           1999
                                     ----------------  ------------  --------------
     Computed tax provision at
       federal statutory rate (34%)    $ 1,159,181     $ 1,304,796      $ 559,952
     State income tax provision,
       net of federal benefit                1,024           1,024        101,121
     Permanent items                        33,846          12,032         56,194
     Other                                 (26,242)         27,354        (72,533)
                                       -----------     -----------      ---------
                                       $ 1,167,809     $ 1,345,206      $ 644,734
                                       ===========     ===========      =========

     The deferred tax assets and deferred tax liabilities recorded on the balance sheet are as follows:

                                           September 30, 2001                   October 1, 2000
                                    --------------------------------    -------------------------------
                                       Deferred         Deferred           Deferred         Deferred
                                         Tax              Tax                Tax              Tax
                                        Assets        Liabilities           Assets        Liabilities
                                    --------------  ----------------    --------------  ---------------
     Current:
       Other (A/R, inventory)        $   225,240       $        -        $   222,871     $          -
       Accrued liabilities               212,414                -            314,041                -
       Prepaid expenses                        -         (426,398)                 -         (263,590)
                                     -----------       ----------        -----------     ------------
                                         437,654         (426,398)           536,912         (263,590)

     Noncurrent:
       Depreciation                      613,461                -            465,815                -
       Goodwill                                -         (479,791)                 -         (772,143)
                                     -----------       ----------        -----------     ------------
                                         613,461         (479,791)           465,815         (772,143)
                                     -----------       ----------        -----------     ------------
     Total deferred taxes            $ 1,051,115       $ (906,189)       $ 1,002,727     $ (1,035,733)
                                     ===========       ==========        ===========     ============

                              OVERHILL FARMS, INC.

9. COMMITMENTS AND CONTINGENCIES

     Commitments

     Future minimum lease payments for all operating leases at September 30,
     2001     are as follows:

                2002                              $ 1,088,880
                2003                                  475,604
                2004                                   88,875
                2005                                   55,241
                2006 and thereafter                    55,241
                                                  -----------
                                                  $ 1,763,841
                                                  ===========

     The Company leases substantially all of its facilities under operating leases expiring through November 2004. Certain of the leases provide for renewal options for periods from 2002 to 2005 at substantially the same terms as the current leases.

     Rent expense, including monthly equipment rentals, was approximately $2.4 million, $2.1 million and $1.8 million for the years ended September 30, 2001, October 1, 2000 and September 26, 1999, respectively.

     Significant Customers

     Significant customers accounted for the following percentages of the Company's sales:

                                    September 30,   October 1,   September 26,
                                        2001           2000           1999
                                  ----------------------------------------------

     Jenny Craig, Inc.                  12%            13%            16%
     American Airlines, Inc.            10%            13%            17%
     Delta Airlines                     12%            11%            14%
     Panda Express                      14%            12%            14%
     King's Hawaiian                    14%            15%            14%

     No other customer accounted for sales of 10% or more in the periods presented.

                              OVERHILL FARMS, INC.

     Contingencies

     The Company is involved in certain legal actions and claims arising in the ordinary course of business. Management believes (based, in part, on advice of legal counsel) that such contingencies will be resolved without material effect on the Company's financial position, results of operations or cash flows.

10.  RELATED PARTY TRANSACTIONS

     The Company's Parent charges management fees for various expenses related to the oversight of the Company. Management fees totaled $0, $350,000 and $350,000 for each of the years ended September 30, 2001, October 1, 2000 and September 26, 1999, respectively, and are included in selling, general and administrative expenses.

11.  EMPLOYEE BENEFIT PLANS

     In April 1997, Overhill Farms introduced a retirement savings plan under
     Section 401(k) of the Internal Revenue Code. The plan covers substantially all non-union employees meeting minimum service requirements. Under the plan, contributions are voluntarily made by employees. Overhill Farms does not provide for a match to the employees' contributions, and its expenses related to the plan have not been significant.

                              OVERHILL FARMS, INC.

12.  ASSETS ACQUIRED

     In August 2000, Overhill Farms purchased certain assets of the Chicago Brothers food operations from SSE Manufacturing, Inc., a subsidiary of Schwan's Sales Enterprises, Inc. (Schwan's). Under the terms of the agreement, Overhill Farms acquired the production and food processing equipment, together with certain leasehold interests and improvements in two plants, and an administrative facility in San Diego, California. The transaction was accounted for using the purchase method of accounting. The purchase price of the assets amounted to a total of $4.2 million, consisting of cash of $3.3 million, a significant portion of which was provided by a term loan from Union Bank, and a $900,000 note payable to the seller (see Note 5). The Company recorded approximately $3.3 million of goodwill on the transaction, which is being amortized using a 20-year life (see Note 2). In addition, Overhill Farms also entered into a three-year renewable agreement to provide Schwan's with a specified number of pounds of meals and meal components. Results of the acquired operations have been combined with the Company's results for the periods subsequent to the acquisition date. As this acquisition was not material, the Company has not presented any pro forma financial information.

13.  SPIN-OFF TRANSACTION AND SUBSEQUENT EVENTS (Unaudited)

     On August 14, 2001, Overhill Corporation's Board of Directors approved a plan to spin off Overhill Farms, Inc. to stockholders of the Parent. Overhill Corporation intends to accomplish the spin-off by distributing, in the form of a dividend, 100% of its ownership of Overhill Farms, Inc. common stock, representing 99% of the issued and outstanding common stock of Overhill Farms, Inc., to Overhill Corporation stockholders of record as of a date to be designated by the Parent's Board of Directors. Overhill Corporation stockholders will each receive one share of Overhill Farms, Inc. common stock for every two shares of Overhill Corporation common stock they own as of the date of record. If a stockholder is otherwise entitled to receive a fractional share of Overhill Farms, Inc. common stock, that stockholder will instead receive cash.

     The spin-off is intended to separate Overhill Farms, Inc. and its Parent's subsidiary, Texas Timberjack, Inc., so that each company's management team can focus on its specific industry. The spin-off is also intended to enable both companies to attract and retain key employees and to reward them with compensation plans directly tied to the success of each business. Also, the assets, debts, liabilities, and organizational structure of the two post-spin-off companies will be more clearly defined. Immediately after the spin-off transaction becomes effective, Overhill Corporation will not own any shares of Overhill Farms, Inc. common stock. Following the spin-off, Overhill Farms, Inc. will become an independent public company, and it is in the process of registering its common stock with the Securities and Exchange Commission.

                              OVERHILL FARMS, INC.

     The Company is currently in the process of completing the various steps necessary to effect the spin-off transaction, which is now expected to occur effective September 30, 2002, including, among other things, obtaining final lender approvals, making necessary changes to Overhill Farms' capital structure to effect the distribution of the dividend, and updating and refiling information with the Securities and Exchange Commission.

     Stock Split and Income Per Share

     To facilitate the proposed spin-off, the Company's Board of Directors is authorized a stock split of approximately 12,010-shares-to-1, which would increase outstanding common shares, based upon outstanding common shares as of June 30, 2002, to approximately 9.4 million shares. Shares issuable pursuant to outstanding warrants and conversion rights of preferred stock would be similarly increased.

                              OVERHILL FARMS, INC.

     Pro forma net income per share for the periods presented, after giving retroactive effect to the 12,010-shares-to-1 stock split, are summarized as follows:

                                                                             For the Years Ended
                                                                -----------------------------------------------
                                                                September 30,     October 1,      September 26,
                                                                    2001             2000              1999
                                                                -------------    -----------      -------------
Per share data - basic and diluted:

   Net income per common share - basic and diluted:

     Income before extraordinary item                           $        0.24    $      0.36      $        0.11

     Extraordinary item                                                     -    $     (0.09)                 -
                                                                -------------    -----------      -------------

  Net income per common share - basic                           $        0.24    $      0.27      $        0.11
                                                                =============    ===========      =============

  Net income per common share - diluted                         $        0.20    $      0.22      $        0.08
                                                                =============    ===========      =============

Weighted average shares outstanding - basic                         9,377,558      9,307,750          9,307,750
                                                                =============    ===========      =============

Weighted average shares outstanding - diluted                      11,394,968     11,527,999         12,193,153
                                                                =============    ===========      =============

     Stock Option Plan

     In connection with the proposed spin-off, the Company's Board of Directors also expects to adopt a stock option plan for eligible employees. It is currently anticipated that a total of 800,000 post spin-off shares of the Company's common stock would be reserved for issuance under this plan. This reservation of shares would be expected to give effect to the dilution protection for LLCP as described below and result in an increase in the amount of common shares subject to the LLCP's warrant and preferred conversion options.

                              OVERHILL FARMS, INC.

     Intercompany Accounts

     The Company has approximately $11.2 million of receivables from and $1.0 million of payables to its parent, Overhill Corporation, as of June 30, 2002. In connection with the proposed spin-off, Overhill Corporation is expected to make a partial payment on amounts due by Overhill Corporation to the Company by transferring to the Company certain notes receivable totaling approximately $400,000. These notes receivable are due from certain officers of both the parent and the Company who, subsequent to the proposed spin-off, will remain officers of the Company and will no longer be employed by the Parent. Simultaneously with the proposed spin-off, after giving effect to the partial payment described above, the net intercompany amounts due to the Company by its parent will be charged to retained earnings.

     Subsequent Events

     Effective January 31, 2002, the Company and LLCP reached agreement relative to further amendment of the credit arrangement with LLCP to accommodate the consolidation of the Company's facilities and to permit additional indebtedness to be incurred by the Company in connection therewith. As consideration for the consent provided by this amendment and for the additional investment monitoring costs and expenses to be incurred by LLCP over the remaining term of the term of the credit arrangement, the value of which was agreed to be a total of $750,000, the Company agreed to issue to LLCP 23.57 shares of a newly created Series A Preferred Stock. These shares were issued in March 2002. The designations for the new preferred stock provide the holder with, among other things, a liquidation preference totaling $750,000, voting rights along with holders of common stock, conversion rights into a like number of common shares, subject to adjustment, and provide for adjustment to prevent dilution of the holders' interests. The agreement in January with LLCP also provides that, after the issuance of the Series A Preferred Stock and following the contemplated spin-off, LLCP shall be entitled to dilution protection so that its warrants plus its conversion rights for preferred stock amount to a minimum of 19.5% of total issuable shares. The Company has recorded the $750,000 of Series A Preferred Stock issued to LLCP as deferred financing costs, which will be amortized as additional interest expense over the remaining life of the LLCP agreement.

                              OVERHILL FARMS, INC.

     As of June 30, 2002, the Company was in violation of certain financial covenants with respect to its financing arrangements with its senior secured and subordinated creditors. As of September 11, 2002, the Company had received a waiver of these violations from its senior secured lender and an amendment to its financial covenants with its senior subordinated lender. Additionally, the Company entered into further amendments with each of its senior secured and subordinated lenders whereby, among other things, future financial covenant requirements were modified to levels more consistent with the Company's current and future expected results of operations. The Company expects, based upon historical performance, current results of operations through August 2002, and forecasted performance throughout the remainder of fiscal 2002 and all of fiscal 2003, that it is probable the Company will be in compliance with all of its revised financial and other covenant requirements. In the future, failure of the Company to achieve certain revenue, expense or profitability levels could result in a violation of the Company's amended financial covenants under its lending arrangements, which could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     In connection with, and as consideration for, the September 11, 2002 amendment to its senior subordinated loan agreement, the Company agreed to issue LLCP warrants to purchase 57.57 shares of the Company's common stock at $0.01 per share. Under this agreement, these warrants are intended to bring the total equity ownership of the Company by the senior subordinated lender, on a fully diluted basis, to 24.0%. The warrants have certain anti-dilution protection provisions and were convertible immediately upon issuance. Additionally, the Company agreed to pay LLCP a restructuring fee of approximately $423,000 payable at various installments over a seven-month period and increase the base interest rate under the loan agreement to 13.25% per annum, however, this rate will be reduced to 12.50% per annum in fiscal 2004 and thereafter if certain specific EBITDA tests are met. The previous agreement for an interest rate reduction upon the Company making voluntary principal payments of approximately $1.1 million was terminated.

     Also in connection with the September 11, 2002 amendment to its senior subordinated loan agreement, the Company and LLCP entered into an equity repurchase option agreement whereby, among other things, the Company has the right, upon the occurrence of certain conditions, to purchase from LLCP in whole but not in part, all shares of the Company's common stock owned by LLCP or issuable to LLCP upon exercise of any warrants or shares of Series A preferred stock it holds. Generally, the repurchase price under the equity repurchase option agreement is the greater of an amount based upon the current market price of the Company's publicly traded common stock or based upon a predetermined formula or minimum stated amount. In connection with this amendment, the Company agreed with its senior subordinated lender to eliminate the Company's obligation to make a $500,000 cash payment in the event the Company did not repurchase the warrant or warrant shares upon repayment of the loan.

                              OVERHILL FARMS, INC.

14.  QUARTERLY FINANCIAL DATA (Unaudited)

                                                                  For the Year Ended September 30, 2001
                                           -----------------------------------------------------------------------------------
                                              December 31            April 1              July 1              September 30
                                           -----------------     ---------------      --------------       -------------------
 Net revenues                                $38,478,489           $40,437,492          $40,669,972          $42,572,117

 Gross profit                                  6,646,054             7,239,960            7,689,599            6,940,383

 Operating income                              2,151,114             2,544,268            2,623,314            2,164,086

 Net income                                      324,662               605,803              702,307              608,773

 Net income per share - basic                     418.92                773.94               897.23               777.74

 Net income per share - diluted                   342.19                638.50               740.21               641.63

                                                                 For the Year Ended October 1, 2000
                                           -----------------------------------------------------------------------------------
                                               January 2             April 2               July 2               October 1
                                           -----------------     ---------------       -----------------   -------------------
 Net revenues                                $ 34,162,058          $ 32,580,559         $ 37,203,156         $ 41,095,442

 Gross profit                                   7,066,854             6,240,762            7,227,381            7,249,843

 Operating income                               2,837,488             2,448,588            2,917,771            2,609,145

 Extraordinary item                              (838,135)                    -                    -                    -

 Net income                                       120,630               603,137              909,232              859,430

 Net income per share - basic                      155.65                778.24             1,173.20             1,108.94

 Net income per share - diluted                    121.47                635.69               958.31               905.82

                              OVERHILL FARMS, INC.

                     CONSOLIDATED CONDENSED BALANCE SHEETS

                                     Assets

                                                                                    June 30,            September 30,
                                                                                      2002                  2001
                                                                             -------------------   -------------------
                                                                                    (Unaudited)           (Note 1)
Current assets:
   Cash                                                                       $          8,115      $         81,414
   Accounts receivable, net of allowance for doubtful accounts of $16,500 and $25,000 at June 30, 2002
     and September 30, 2001, respectively                                           15,145,905            16,537,116
   Inventories                                                                      16,723,484            17,634,092
   Prepaid expenses and other                                                        1,849,698             1,544,330
   Deferred taxes                                                                       11,256                11,256
                                                                             -------------------   -------------------
           Total current assets                                                     33,738,458            35,808,208
                                                                             -------------------   -------------------
Property and equipment:
   Fixtures and equipment                                                           11,540,150            10,474,403
   Leasehold improvements                                                            2,493,211             1,144,898
   Automotive equipment                                                                 52,669                62,028
                                                                             -------------------   -------------------
                                                                                    14,086,030            11,681,329
   Less accumulated depreciation                                                    (7,331,353)           (6,862,237)
                                                                             -------------------   -------------------
                                                                                     6,754,677             4,819,092
                                                                             -------------------   -------------------
Other assets:
   Excess of cost over fair value of net assets acquired,
     net of accumulated amortization of $3,746,363                                  12,188,435            12,188,435
   Deferred financing costs, net of accumulated amortization of $1,388,748
    and $747,085 at June 30, 2002 and September 30, 2001, respectively               1,954,192             1,184,037
   Deferred taxes                                                                      133,670               133,670
   Other                                                                                73,609                73,609
                                                                             -------------------   -------------------
                                                                                    14,349,906            13,579,751
                                                                             -------------------   -------------------
Total assets                                                                  $     54,843,041      $     54,207,051
                                                                             ===================   ===================

                   The accompanying notes are an integral part
              of these consolidated condensed financial statements

                              OVERHILL FARMS, INC.

                      Liabilities and Shareholders' Equity


                                                                                    June 30,            September 30,
                                                                                      2002                  2001
                                                                             -------------------    -------------------
                                                                                  (Unaudited)             (Note 1)
Current liabilities:
   Accounts payable, primarily trade                                          $     10,737,602       $     13,301,410
   Accrued liabilities                                                               2,565,036              3,063,531
   Current maturities of long-term debt                                             14,318,192              2,021,600
                                                                             -------------------    -------------------
           Total current liabilities                                                27,620,830             18,386,541


Long-term debt, less current maturities                                             23,979,111             32,951,294
                                                                             -------------------    -------------------

           Total liabilities                                                        51,599,941             51,337,835
                                                                             -------------------    -------------------

Commitments and contingencies


Shareholders' equity:
   Series A Preferred stock, $0.01 par value, authorized 50,000,000 shares, issued and outstanding, 23.57 shares at June 30, 2002 and
     none at September 30, 2001
                                                                                             -                      -
   Common stock, $0.01 par value, authorized 100,000,000 shares, issued
     and outstanding 782.75 shares                                                           8                      8
   Additional paid-in capital                                                        4,574,614              3,824,614
   Receivable from Parent                                                          (11,196,683)           (10,137,187)
   Warrants to purchase common stock                                                 2,370,000              2,370,000
   Retained earnings                                                                 7,495,161              6,811,781
                                                                             -------------------    -------------------
           Total shareholders' equity                                                3,243,100              2,869,216
                                                                             -------------------    -------------------

Total liabilities and shareholders' equity                                    $     54,843,041       $     54,207,051
                                                                             ===================    ===================


                   The accompanying notes are an integral part
              of these consolidated condensed financial statements

                              OVERHILL FARMS, INC.

                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                                                         For the Nine Months Ended
                                                        ----------------------------------------
                                                            June 30,                July 1,
                                                             2002                    2001
                                                        ---------------         ----------------
Net revenues                                             $ 101,927,639            $ 119,585,953
Cost of sales                                               85,745,966               98,010,340
                                                        ---------------         ----------------
Gross profit                                                16,181,673               21,575,613

Selling, general and administrative expenses                10,915,275               14,236,917
                                                        ---------------         ----------------


Operating income                                             5,266,398                7,338,696

Other income (expense):
  Interest expense                                          (3,481,196)              (4,060,789)
  Amortization of deferred financing costs                    (416,338)                (326,869)
  Other income (expense)                                      (227,267)                (203,477)
                                                        ---------------         ----------------

Total other expenses                                        (4,124,801)              (4,591,135)
                                                        ---------------         ----------------


Income before income taxes                                   1,141,597                2,747,561


     Income tax provision                                     (458,217)              (1,102,816)
                                                        ---------------         ----------------

Net income                                              $      683,380            $   1,644,745
                                                        ===============         ================


                   The accompanying notes are an integral part
              of these consolidated condensed financial statements

                              OVERHILL FARMS, INC.

                                  (Unaudited)

                                                                    For the Nine Months Ended
                                                                --------------------------------
                                                                   June 30,          July 1,
                                                                     2002             2001
                                                                --------------   ---------------
Per share data - basic and diluted:

  Net income per common share - basic and diluted:

                    Net income per common share - basic            $  873.05       $  2,108.19
                                                                ==============   ===============

     Net income per common share - diluted                         $  712.40       $  1,733.52
                                                                ==============   ===============

Weighted average shares outstanding - basic                           782.75            780.17
                                                                ==============   ===============

Weighted average shares outstanding - diluted                         959.27            948.79
                                                                ==============   ===============


                   The accompanying notes are an integral part
              of these consolidated condensed financial statements

                              OVERHILL FARMS, INC.

                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                  (Unaudited)

                                                                           For the Nine Months Ended
                                                                     ------------------------------------
                                                                         June 30,             July 1,
                                                                           2002                2001
                                                                     ---------------      ---------------
Operating Activities
Net income                                                           $       683,380      $     1,644,745
Adjustments to reconcile net income to net cash provided by
     operating activities:
       Depreciation                                                          515,801              428,166
       Amortization                                                          846,838            1,379,924
       Provision for doubtful accounts                                             -               15,000
       Changes in:
         Accounts receivable                                               1,391,211            1,964,544
         Inventories                                                         910,608              416,889
         Prepaid expenses and other                                         (305,368)            (437,801)
         Accounts payable                                                 (2,563,808)           1,156,214
         Accrued liabilities                                                (498,495)             656,283
                                                                     ---------------      ---------------
Net cash provided by operating activities                                    980,167            7,223,964
                                                                     ---------------      ---------------
Investing Activities
Net additions to property, plant and equipment                            (2,451,386)            (830,113)
                                                                     ---------------      ---------------
Net cash used in investing activities                                     (2,451,386)            (830,113)
                                                                     ---------------      ---------------

                   The accompanying notes are an integral part
              of these consolidated condensed financial statements

                              OVERHILL FARMS, INC.

                                  (Unaudited)

                                                                           For the Nine Months Ended
                                                                        ------------------------------
                                                                          June 30,           July 1,
                                                                            2002              2001
                                                                        ------------      ------------
Financing Activities

Net borrowings (principal payments) on line of credit arrangements
                                                                        $  4,604,777      $ (3,787,510)
Principal payments on long-term debt                                      (1,710,868)       (2,499,758)
Deferred financing costs                                                    (436,493)                -
Exercise of stock warrants                                                         -            50,000
Cash payments to and on behalf of Parent                                  (1,059,496)         (300,000)
                                                                        ------------      ------------
                                                                           1,397,920        (6,537,268)
Net cash provided by (used in) financing activities
                                                                        ------------      ------------
Net decrease in cash                                                         (73,299)         (143,417)
Cash at beginning of period                                                   81,414           558,960
                                                                        ------------      ------------
Cash at end of period                                                   $      8,115      $    415,543
                                                                        ============      ============
Supplemental Schedule of Cash Flow Information
Cash paid during the period for:
  Interest                                                              $  3,032,989      $  3,560,378
                                                                        ============      ============
  Income taxes                                                          $         -       $          -
                                                                        ============      ============

Supplemental schedule of non-cash investing and financing activities:

During the nine months ended June 30, 2002, the Company issued 23.57 shares of a newly created Series A Preferred Stock having an estimated value of $750,000 as consideration for certain consents and additional monitoring costs and expenses to be incurred by the Company's lender, LLCP.

                   The accompanying notes are an integral part
              of these consolidated condensed financial statements

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


1.   COMPANY AND ORGANIZATIONAL MATTERS

     Nature of Business and Basis of Presentation

     Overhill Farms, Inc. (the Company or Overhill Farms) is a producer of high-quality entrees, plated meals, meal components, soups, sauces, and poultry, meat and fish specialties. Since May 5, 1995, the Company has been a majority-owned subsidiary of Overhill Corporation, formerly Polyphase Corporation (the Parent), subject to warrants outstanding to purchase Overhill Farms' common stock.

     The financial statements included herein have been prepared by the Company, without an audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. The Company believes that the disclosures are adequate to make the information presented not misleading. The information presented reflects all adjustments, consisting solely of normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods when read in conjunction with the audited financial statements and notes thereto included in this Information Statement for the fiscal years ended September 30, 2001.

     The consolidated balance sheet at September 30, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

2.   INCOME PER SHARE

     Included in the income per share calculation for the periods presented, the Company had 166.04 weighted average potential dilutive common shares, which were related to the warrants issued and outstanding to Levine Leichtman Capital Partners II, L.P. ("LLCP") during the periods ended June 30, 2002 and July 1, 2001; 23.57 weighted average potential dilutive common shares, which were related to preferred shares issued to LLCP in March 2002; and
     7.75 weighted average potential dilutive common shares which were related to the warrants issued and outstanding to Durham Capital for the initial three months of the nine months ended July 1, 2001.

3.   RECEIVABLE FROM PARENT

     From time to time, Overhill Farms has made advances to the Parent for various purposes. These advances totaled approximately $11.2 million at June 30, 2002 and $10.1 million at September 30, 2001. No interest is being charged to the Parent on nets amount outstanding. As there is substantial doubt as to its collectibility, the Company has classified this receivable from Parent as a reduction in shareholders' equity.

4.   INVENTORIES

     Inventories are summarized as follows:

                                                   June 30,              September 30,
                                                     2002                     2001
                                            --------------------    -------------------
     Raw ingredients                           $      6,498,269      $      7,662,980
     Finished product                                 8,462,229             8,334,363
     Packaging                                        1,762,986             1,636,749
                                            --------------------    -------------------
                                               $     16,723,484      $     17,634,092
                                            ====================    ===================

5.   LONG-TERM DEBT

     In November 1999, the Company refinanced substantially all of its existing debt. The total facility amounted to $44 million, consisting of a $16 million line of credit provided by Union Bank of California, N.A. (Union
     Bank), together with $28 million in the form of a five-year term loan provided by Levine Leichtman Capital Partners II, L.P. (LLCP).

     The line of credit with Union Bank expires on November 24, 2002 and provides for borrowings limited to the lesser of $16.0 million or an amount determined by a defined borrowing base consisting of eligible receivables and inventories. Borrowings under the line of credit bear interest at a rate, as selected by Overhill Farms at the time of borrowing, of prime plus 0.25% or LIBOR plus 2.75%. The Union Bank agreement provides, among other things, that Overhill Farms will be subject to an unused line of credit fee of 0.25% per annum. The agreement contains various covenants including restrictions on capital expenditures, specified net worth levels and debt service ratios. In addition, the terms of the agreement generally prohibit loans, dividends or advances from Overhill Farms to its Parent and limit payments of taxes and other expenses to its Parent to specified levels.

     The term loan with LLCP provides for principal payments in an amount equal to 50% of the excess cash flow, as defined, for Overhill Farms' previous fiscal year, payable annually commencing in January 2001. The amount of such principal payment, based on excess cash flows, as defined, for the year ended September 30, 2001 was approximately $781,000. Such amount has been included in current maturities of long-term debt on the September 30, 2001 consolidated balance sheet. Voluntary principal payments are also permitted after October 31, 2001, subject to certain prepayment penalties. Upon making approximately $1.1 million in voluntary payments, the interest rate on the Company's LLCP debt will decrease to 12.5% per annum. Any unpaid balance will be payable at maturity in October 2004. The agreement contains various covenants including restrictions on capital expenditures, minimum EBITDA and net worth levels, and specified debt service and debt-to-equity ratios. In addition, the terms of the agreement restrict changes in control; generally prohibit loans, dividends, or advances by Overhill Farms to the Parent and limit payments of taxes and other expenses to the Parent to specified levels. The agreement also requires Overhill Farms to pay to LLCP, during each January, annual consulting fees of $180,000.

     In connection with the agreement, LLCP was granted stock warrants to purchase 17.5% of the common stock of Overhill Farms, exercisable immediately at a nominal exercise price. During the first two years following the date of the agreement, Overhill Farms has the right to repurchase 5% of Overhill Farms' shares from LLCP for $3.0 million and/or to repurchase all 17.5% of the Overhill Farms' shares subject to the LLCP warrant within five days of the term loan being repaid at their then determined fair market value. If such shares are not repurchased, LLCP will be entitled under the agreement to receive a cash payment of $500,000 from Overhill Farms, which amount is being charged to expense over the term of the facility. At the date of issuance, the warrants granted to LLCP were estimated to have a fair value of $2.37 million.

     As a result of these transactions, Overhill Farms repaid in full the $22.7 million senior subordinated notes payable and the $9.6 million revolving line of credit that were outstanding at September 26, 1999. Additionally, Overhill Farms repurchased for $3.7 million the warrants held by the previous subordinated lender to purchase 30% of Overhill Farms' common stock. This transaction was treated as a reacquisition of minority interest, resulting in approximately $2.2 million of goodwill being recorded. Also in connection with the refinancing, Overhill Farms was permitted to make a one-time advance of $1.25 million to its Parent for working capital and other specified purposes. Overhill Farms incurred costs and expenses in connection with the refinancing totaling approximately $1.9 million, substantially all of which was paid to the lenders. The early extinguishment of the previous indebtedness resulted in an after-tax, extraordinary charge to operations of $838,135 during the year ended October 1, 2000.

     In January 2002, the Company entered into amendments to its loan agreements with Union Bank and with LLCP to provide for revised financial covenants, including one covenant which had been violated as of September 30, 2001. As part of its amendment with Union Bank, the Company also agreed to certain additional covenants, increased the interest rate to prime rate plus .50% or LIBOR plus 3.00%, and amended the Union Bank agreement to accommodate a lease of a new facility, which the Company entered into effective in January 2002.

     As of June 30, 2002, the Company was in violation of certain financial covenants with respect to its financing arrangements with its senior secured and subordinated creditors. As of September 11, 2002, the Company had received a waiver of these violations from its senior secured lender and an amendment to its financial covenants with its senior subordinated lender. Additionally, the Company entered into further amendments with each of its senior secured and subordinated lenders whereby, among other things, future financial covenant requirements were modified to levels more consistent with the Company's current and future expected results of operations. The Company believes, based upon historical performance, current results of operations through August 2002, and forecasted performance throughout the remainder of fiscal 2002 and all of fiscal 2003, that it is probable the Company will be in compliance with all of its revised financial and other covenant requirements. Accordingly, the Company has classified its outstanding senior subordinated debt, which matures in November 2004, as long-term in the accompanying unaudited consolidated balance sheet as of June 30, 2002. In the future, failure of the Company to achieve certain revenue, expense or profitability levels could result in a violation of the Company's amended financial covenants under its lending arrangements, which could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     In connection with, and as consideration for, the September 11, 2002 amendment to its senior subordinated loan agreement, the Company agreed to issue LLCP warrants to purchase 57.57 shares of the Company's common stock at $0.01 per share. Under this agreement, these warrants are intended to bring the total equity ownership of the Company by the senior subordinated lender, on a fully diluted basis, to 24.0%. The warrants have certain anti-dilution protection provisions and were exercisable immediately upon issuance. Additionally, the Company agreed to pay LLCP a restructuring fee of approximately $423,000 payable at various installments over a seven-month period and increase the base interest rate under the loan agreement to 13.25% per annum. The previous agreement for an interest rate reduction upon the Company making voluntary principal payments of approximately $1.1 million was terminated.

     Also in connection with the September 11, 2002 amendment to its senior subordinated loan agreement, the Company and LLCP entered into an equity repurchase option agreement whereby, among other things, the Company has the right, upon the occurrence of certain conditions, to purchase from LLCP in whole but not in part, all shares of the Company's common stock owned by LLCP or issuable to LLCP upon exercise of any warrants or shares of Series A preferred stock it holds. Generally, the repurchase price under the equity repurchase option agreement is the greater of an amount based upon the current market price of the Company's publicly traded common stock or based upon a predetermined formula or minimum stated amount. In connection with this amendment, the Company agreed with its senior subordinated lender to eliminate the Company's obligation to make a $500,000 cash payment in the event the Company did not repurchase the warrant or warrant shares upon repayment of the loan.

     The Company's senior secured debt matures on November 24, 2002. Subsequent to the spin-off, the Company intends to seek an extension of the maturity of its revolving line of credit agreement with Union Bank. Additionally, the Company is currently in the process of actively seeking alternative lending arrangements with other lenders in the event a maturity extension of the existing revolving credit facility cannot be reached on acceptable terms and conditions, or at all. Management believes that the Company will either receive an extension of the maturity of its existing revolver on terms and conditions materially consistent with the current agreement, or will be able to replace such facility with a new lending agreement on similar terms, prior to the current maturity of its existing revolving line of credit on November 24, 2002. Failure to secure an extension of the revolving line of credit or obtain alternative methods of financing prior to the maturity of the existing agreement could have a material adverse effect on the Company's business and operations.

6.   CONTINGENCIES

     The Company is involved in certain legal actions and claims arising in the ordinary course of business. Management believes (based, in part, on advice of legal counsel) that such contingencies will be resolved without material effect on the Company's financial condition, results of operations or cash flows.

7.   SHAREHOLDERS' EQUITY

     Amendments to Articles of Incorporation

     During February 2002 the stockholders and Board of Directors of the Company unanimously approved an amendment to the Company's Articles of Incorporation to increase the number of shares which the Company shall have authority to issue to a total of 150,000,000, consisting of (i) 50,000,000 shares of preferred stock, $.01 par value and (ii) 100,000,000 shares of common stock, $.01 par value. Such shares may be issued in one or more series from time to time, without action by the stockholders, and for such consideration as may be fixed by the Board of Directors. Additionally, the Board of Directors is authorized to fix the designations, preferences, and relative participating, option or other special rights of the shares of each such series of preferred stock, and the qualifications, limitations or restrictions thereon.

     Issuance of Preferred Stock

     Effective January 31, 2002, the Company and LLCP reached agreement relative to further amendment of the credit arrangement with LLCP to accommodate the consolidation of the Company's facilities and to permit additional indebtedness to be incurred by the Company in connection therewith. As consideration for the consent provided by this amendment and for the additional investment monitoring costs and expenses to be incurred by LLCP over the remaining term of the term of the credit arrangement, the value of which was agreed to be a total of $750,000, the Company agreed to issue to LLCP 23.57 shares of a newly created Series A Preferred Stock. These shares were issued in March 2002. The designations for the new preferred stock provide the holder with, among other things, a liquidation preference totaling $750,000, voting rights along with holders of common stock, conversion rights into a like number of common shares, subject to adjustment, and provide for adjustment to prevent dilution of the holders' interests. The agreement with LLCP also provides that, after the issuance of the Series A Preferred Stock and following the contemplated spin-off, LLCP shall be entitled to dilution protection so that its warrants plus its conversion rights for preferred stock amount to a minimum of 19.5% of total issuable shares. The Company has recorded the $750,000 of Series A Preferred Stock issued to LLCP as deferred financing costs which will be amortized as additional interest expense over the remaining life of the LLCP agreement.

7.   SHAREHOLDERS' EQUITY (continued)

     Warrant Exercise

     In connection with a refinancing in December 1997, an unrelated consultant was issued a warrant to purchase 1% of Overhill Farms' common stock at a purchase price of $50,000. The warrant was exercised during the nine-month period ended July 1, 2001.

8.   RECENT ACCOUNTING PRONOUNCEMENTS

     In November 2001, the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement 144). These rules supersede FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, providing a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of Statement 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. SFAS 144 also supersedes the provisions of APB Opinion 30 with regard to reporting the effects of a disposal of a segment of a business and requires expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred (rather than as of the measurement date as previously required by APB 30). SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, although earlier application is encouraged. The Company has adopted SFAS 144 as of October 1, 2001. The adoption of SFAS 144 did not have a material effect on the Company's financial position, results of operations or cash flows.

     In June 2001, the Financial Accounting Standards Board issued Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires that goodwill no longer be amortized but instead be tested at least annually for impairment by reporting unit. The Company has adopted SFAS 142 as of October 1, 2001 and no impairment of goodwill was recorded upon adoption. Had the Company been accounting for goodwill under SFAS 142 for all periods presented, the Company's income before income taxes would have increased by $623,000 and the Company's net income would have increased by $411,000 ($428.13 per share) for the nine months ended July 1, 2001.

9.   SPIN-OFF TRANSACTION AND SUBSEQUENT EVENTS

     On August 14, 2001, Overhill Corporation's Board of Directors approved a plan to spin off Overhill Farms, Inc. to stockholders of the Parent. Overhill Corporation intends to accomplish the spin-off by distributing, in the form of a dividend, 100% of its ownership of Overhill Farms, Inc. common stock, representing 99% of the issued and outstanding common stock of Overhill Farms, Inc., to Overhill Corporation stockholders of record as of a date to be designated by the Parent's Board of Directors. Overhill Corporation stockholders will each receive one share of Overhill Farms, Inc. common stock for every two shares of Overhill Corporation common stock they own as of the date of record. If a stockholder is otherwise entitled to receive a fractional share of Overhill Farms, Inc. common stock, that stockholder will instead receive cash

     The spin-off is intended to separate Overhill Farms, Inc. and its Parent's subsidiary, Texas Timberjack, Inc., so that each company's management team can focus on its specific industry. The spin-off is also intended to enable both companies to attract and retain key employees and to reward them with compensation plans directly tied to the success of each business. Also, the assets, debts, liabilities, and organizational structure of the two post-spin-off companies will be more clearly defined. Immediately after the spin-off transaction becomes effective, Overhill Corporation will not own any shares of Overhill Farms, Inc. common stock. Following the spin-off, Overhill Farms, Inc. will become an independent public company, and it is in the process of registering its common stock with the Securities and Exchange Commission.

     The Company is currently in the process of completing the various steps necessary to effect the spin-off transaction, which is now expected to occur effective September 30, 2002, including, among other things, obtaining final lender approvals, making necessary changes to Overhill Farms' capital structure to effect the distribution of the dividend, and updating and refiling information with the Securities and Exchange Commission.

     Stock Split and Income Per Share

     To facilitate the proposed spin-off, the Company's Board of Directors is expected to authorize a stock split of approximately 12,010-shares-to-1, which would increase outstanding common shares, based upon outstanding common shares as of June 30, 2002, to approximately 9.4 million shares. Shares issuable pursuant to outstanding warrants and conversion rights of preferred stock would be similarly increased.

     Pro forma net income per share for the periods presented, after giving retroactive effect to the proposed 12,010-shares-to-1 stock split, are summarized as follows:

                                                                                       For the Nine Months Ended
                                                                                -----------------------------------
                                                                                    June 30,               July 1,
                                                                                     2002                   2001
                                                                                ---------------        -------------
  Per share data - basic and diluted:

    Net income per common share - basic and diluted:

         Income before extraordinary item                                         $      0.07          $      0.17

         Extraordinary item                                                                 -                    -
                                                                                ---------------        --------------

    Net income per common share - basic                                           $      0.07          $      0.17
                                                                                ===============        ==============

    Net income per common share - diluted                                         $      0.06          $      0.14
                                                                                ===============        ==============

  Weighted average shares outstanding - basic                                       9,400,828            9,369,842
                                                                                ===============        ==============

  Weighted average shares outstanding - diluted                                    11,520,833           11,394,968
                                                                                ===============        ==============

     Stock Option Plan

     In connection with the proposed spin-off, the Company's Board of Directors also expects to adopt a stock option plan for eligible employees. It is currently anticipated that a total of 800,000 post spin-off shares of the Company's common stock would be reserved for issuance under this plan. This reservation of shares would be expected to give effect to the dilution protection for LLCP as described in Notes 5 and 7 above and result in an increase in LLCP's warrant and/or conversion shares.

     Intercompany Accounts

     The Company has approximately $11.2 million of receivables from and $1.0 million of payables to its parent, Overhill Corporation, as of June 30, 2002. In connection with the proposed spin-off, Overhill Corporation is expected to make a partial payment on amounts due by Overhill Corporation to the Company by transferring to the Company certain notes receivable totaling approximately $400,000. These notes receivable are due from certain officers of the both the parent and the Company who, subsequent to the proposed spin-off, will remain officers of the Company and will no longer be employed by the Parent. Simultaneously with the proposed spin-off, after giving effect to the partial payment described above, the net intercompany amounts due to the Company by its parent are expected to be charged to retained earnings.